Exhibit 99.2

Dated 24 June 2019

US$37,000,000

TERM LOAN FACILITY

DEVOCEAN MARITIME LTD.

DOMINA MARITIME LTD.

DULAC MARITIME S.A.

ARTFUL SHIPHOLDING S.A. and

LONGEVITY MARITIME LIMITED
as joint and several Borrowers

and

GLOBUS MARITIME LIMITED

as Parent Guarantor

and

LUCID AGENCY SERVICES limited

as Facility Agent

and

LUCID trustee SERVICES limited
as Security Agent

FACILITY AGREEMENT

relating to the refinancing of certain existing indebtedness secured on
m.vs. “RIVER GLOBE”, “SKY GLOBE”, “STAR GLOBE”, “MOON GLOBE” and “SUN GLOBE”

Index

Clause		Page

Section 1 Interpretation		3
1	Definitions and Interpretation	3
Section 2 The Facility		34
2	The Facility	34
3	Purpose	35
4	Conditions of Utilisation	35
Section 3 Utilisation		37
5	Utilisation	37
Section 4 Repayment, Prepayment and Cancellation		39
6	Repayment	39
7	Prepayment and Cancellation	40
Section 5 Costs of Utilisation		43
8	Interest	43
9	Interest Periods	44
10	Changes to the Calculation of Interest	44
11	Fees	46
Section 6 Additional Payment Obligations		48
12	Tax Gross Up and Indemnities	48
13	Increased Costs	53
14	Other Indemnities	54
15	Mitigation by the Finance Parties	57
16	Costs and Expenses	57
Section 7 Guarantee		59
17	Guarantee and Indemnity	59
18	Joint And Several Liability Of The Borrowers	62
Section 8 Representations, Undertakings and Events of Default		64
19	Representations	64
20	Information Undertakings	71
21	Financial Covenants	75
22	General Undertakings	75
23	Insurance Undertakings	83
24	Ship Undertakings	88
25	Security Cover	94
26	Earnings Account and Application of Earnings	96
27	Events of Default	99
Section 9 Changes to Parties		104
28	Changes to the Lenders	104
29	Changes to the Transaction Obligors	108
Section 10 The Finance Parties		110
30	The Facility Agent and the Reference Banks	110
31	The Security Agent	121
32	Conduct of Business by the Finance Parties	138
33	Sharing among the Finance Parties	138
Section 11 Administration		140
34	Payment Mechanics	140
35	Set-Off	143

36	Bail-In	143
37	Notices	143
38	Calculations and Certificates	146
39	Partial Invalidity	146
40	Remedies and Waivers	146
41	Settlement or Discharge Conditional	146
42	Irrevocable Payment	146
43	Amendments and Waivers	147
44	Confidential Information	150
45	Confidentiality of Funding Rates and Reference Bank Quotations	153
46	Counterparts	155
Section 12 Governing Law and Enforcement		156
47	Governing Law	156
48	Enforcement	156
49	Patriot Act Notice	157

Schedules

Schedule 1 The Parties		158
	Part A The Obligors	158
	Part B The Original Lenders	160
	Part C The Servicing Parties	161
Schedule 2 Conditions Precedent		162
	Part A Conditions Precedent to Utilisation Request	162
	Part B Conditions Precedent to Utilisation	164
Schedule 3 Requests		166
Schedule 4 Form of Transfer Certificate		168
Schedule 5 Form of Assignment Agreement		170
Schedule 6 Details of the Ships		173
Schedule 7 Timetables		174
Schedule 8 Form of Excess Cash Certificate		175
Schedule 9 Compliance Certificate		176

Execution

Execution Pages		178

THIS AGREEMENT is made on 24 June 2019

Parties

(1)	DEVOCEAN MARITIME LTD., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, MH96960, Majuro, Marshall Islands as borrower (the “Borrower A”)

(2)	DOMINA MARITIME LTD., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, MH96960, Majuro, Marshall Islands as borrower (the “Borrower B”)

(3)	DULAC MARITIME S.A., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, MH96960, Majuro, Marshall Islands as borrower (the “Borrower C”)

(4)	ARTFUL SHIPHOLDING S.A., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, MH96960, Majuro, Marshall Islands as borrower (the “Borrower D”)

(5)	LONGEVITY MARITIME LIMITED, a company incorporated in Malta, with registration number C-53023 having its registered office at 18/2 South Street, Valleta VLT 1102, Malta (the “Borrower E”)

(6)	globus maritime limited, a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, MH96960, Majuro, Marshall Islands as guarantor (the “Parent Guarantor”)

(7)	THE FINANCIAL INSTITUTIONS listed in Part B of Schedule 1 (The Parties) as lenders (the “Original Lenders”)

(8)	LUCID AGENCY SERVICES limited as agent of the other Finance Parties (the “Facility Agent”)

(9)	LUCID trustee SERVICES limited as security agent for the Secured Parties (the “Security Agent”)

Background

The Lenders have agreed to make available to the Borrowers a secured term loan facility of an aggregate amount of up to $37,000,000 for the purpose of refinancing the Existing Indebtedness secured on the Ships and for general corporate purposes, in five Tranches, as follows:

(1)	Tranche A in an amount of up to the lesser of (i) $6,375,000 and (ii) 75 per cent. of the Initial Market Value of Ship A;

(2)	Tranche B in an amount of up to the lesser of (i) $7,375,000 and (ii) 75 per cent. of the Initial Market Value of Ship B;

(3)	Tranche C in an amount of up to the lesser of (i) $7,750,000 and (ii) 75 per cent. of the Initial Market Value of Ship C;

(4)	Tranche D in an amount of up to the lesser of (i) $6,500,000 and (ii) 75 per cent. of the Initial Market Value of Ship D; and
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(5)	Tranche E in an amount of up to the lesser of (i) $9,000,000 and (ii) 75 per cent. of the Initial Market Value of Ship E.

OPERATIVE PROVISIONS

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Section 1

Interpretation

1	Definitions and Interpretation

1.1	Definitions

In this Agreement:

“Account Bank” means Credit Suisse AG acting through its office at Paradeplatz 8, 8001 Zurich Switzerland or any replacement bank or other financial institution as may approved by the Facility Agent acting with the authorisation of the Majority Lenders.

“Account Security” means, in relation to each Account, a document creating Security over that Account in agreed form.

“Accounts” means:

(a)	the Earnings Accounts;

(b)	the Reserve Accounts; and

(c)	the Liquidity Accounts.

“Account Grace Period” mean the period commencing on the date of this Agreement and ending on the date on which the Closed Accounts have been closed pursuant to Clause 26.1(c) (Accounts and Application of Earnings).

“Advance” means a borrowing of all or part of a Tranche under this Agreement.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Agency Fee Letter” means any letter or letters dated on or about the date of this Agreement between any of the Facility Agent, the Security Agent and any Obligor setting out any of the fees referred to in Clause 11.2 (Agency fee).

“Approved Brokers” means any firm or firms of insurance brokers approved in writing by the Facility Agent, acting with the authorisation of the Majority Lenders.

“Approved Classification” means, in relation to a Ship, as at the date of this Agreement, the classification in relation to that Ship specified in Schedule 6 (Details of the Ships) or the equivalent classification with another Approved Classification Society.

“Approved Classification Society” means, in relation to a Ship, as at the date of this Agreement, the classification society in relation to that Ship specified in Schedule 6 (Details of the Ships) or any other classification society which is a member of the International Association of Classification Societies and is approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders.

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“Approved Commercial Manager” means, in relation to a Ship, Globus Shipmanagement Corp., a corporation incorporated and existing under the laws of Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, MH96960, Majuro, Marshall Islands and having established an office in Greece pursuant to L.27/1975 at 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece or any other person approved in writing by the Facility Agent, acting with the authorisation of the Majority Lenders as the commercial manager of that Ship.

“Approved Flag” means, in relation to a Ship, as at the date of this Agreement, the flag in relation to that Ship specified in Schedule 6 (Details of the Ships) or at any other time the flag of the Marshall Islands and Malta or such other flag approved in writing by the Facility Agent acting with the prior authorisation in writing by the Lenders.

“Approved Manager” means, in relation to a Ship, the Approved Commercial Manager or the Approved Technical Manager of that Ship (and, where the context so permits, means both of the Approved Commercial Manager and the Approved Technical Manager).

“Approved Technical Manager” means, in relation to a Ship, Globus Shipmanagement Corp., a corporation incorporated and existing under the laws of Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, MH96960, Majuro, Marshall Islands and having established an office in Greece pursuant to L.27/1975 at 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece or any other person approved in writing by the Facility Agent, acting with the authorisation of the Majority Lenders as the technical manager of that Ship.

“Approved Valuer” means Clarksons Valuations Limited, Braemar ACM Valuations Limited, Arrow Research Limited, Fearnleys Shipbrokers A/S (or any Affiliate of such person through which valuations are commonly issued) and any other firm or firms of independent sale and purchase shipbrokers as may be approved in writing by the Facility Agent, acting with the authorisation of the Majority Lenders.

“Article 55 BRRD” means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“Assignable Charter” means, in relation to a Ship, any time charterparty, consecutive voyage charter or contract of affreightment in respect of such Ship of a duration (or capable of exceeding a duration) of 12 months or more or any bareboat charter entered into in accordance with this Agreement.

“Assignment Agreement” means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee and the Facility Agent (acting with the authorisation of the Majority Lenders).

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, legalisation or registration.

“Availability Period” means the period from and including the date of this Agreement to and including 15 July 2019 or any other later date that may be agreed by the Facility Agent (acting with the authorisation of the Majority Lenders).

“Available Commitment” means a Lender’s Commitment minus:

(a)	the amount of its participation in the outstanding Loan; and

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(b)	in relation to any proposed Utilisation, the amount of its participation in any Advance that is due to be made on or before the proposed Utilisation Date.

“Available Facility” means the aggregate for the time being of each Lender’s Available Commitment.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any state other than such an EEA Member Country or (to the extent that the United Kingdom is not such an EEA Member Country) the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“Borrower” means Borrower A, Borrower B, Borrower C Borrower D or Borrower E.

“Break Costs” means the amount (if any) by which:

(a)	the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in the Loan or an Unpaid Sum to the last day of the current Interest Period in relation to the Loan, the relevant part of the Loan or that Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Break-Even Expenses” means, in relation to a Ship for a Cash Sweep Period, the aggregate of:

(a)	the Operating Expenses of that Ship for that Cash Sweep Period;

(b)	the Management Fees of that Ship for that Cash Sweep Period;

(c)	the General and Administrative Expenses of that Ship for that Cash Sweep Period;

(d)	the Dry Docking and Special Survey Reserves of that Ship for that Cash Sweep Period;

(e)	the Interest Expense applicable to the Borrower owning that Ship for that Cash Sweep Period,

calculated on a daily basis during that Cash Sweep Period.

“Buffer Amount” means, in relation to a Borrower for a Cash Sweep Period, the product of:

(a)	an amount equal to the lower of:

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(i)	$1,000; and

(ii)	the difference between the daily time charter equivalent rate of the Ship owned by that Borrower, as evidenced in the management accounts, and the Break-Even Expenses of that Ship for that Cash Sweep Period; and

(b)	the actual number of days lapsed during that Cash Sweep Period for that Borrower.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for general business in London, New York and Athens.

“Cash Sweep Period” means, in relation to a Borrower, the period commencing on the relevant Utilisation Date and ending on 30 September 2019 and each three-month period thereafter commencing on 1 January, 1 April, 1 July and 1 October in each financial year of that Borrower, with the last such three-month period commencing on 30 June 2020 and ending on 30 September 2020.

“Charter” means, in relation to a Ship, any charter relating to that Ship, or other contract for its employment, whether or not already in existence.

“Charter Assignment” means, in relation to an Assignable Charter, a first priority assignment of the rights of the Borrower who is the owner of the Ship which is the subject of that Assignable Charter and any related Charter Guarantee executed or to be executed by that Borrower in favour of the Security Agent in the agreed form.

“Charter Guarantee” means any guarantee, bond, letter of credit or other instrument (whether or not already issued) supporting a Charter.

“Closed Account” means, in relation to Borrower A, Borrower B and Borrower C, an account in the name of that Borrower with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) with:

(a)	account numbers 1200033357,1200033382, 1200033398 and 1200033401 in relation to Borrower A;

(b)	account number 1200033360 in relation to Borrower B; and

(c)	account number 1200033376 in relation to Borrower C.

“Code” means the US Internal Revenue Code of 1986.

“Commercial Management Agreement” means, in relation to a Ship, the agreement entered into between the Borrower and the Approved Commercial Manager regarding the commercial management of that Ship.

“Commitment” means:

(a)	in relation to an Original Lender, the amount set opposite its name under the heading “Commitment” in Part B of Schedule 1 (The Parties) and the amount of any other Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Commitment transferred to it under this Agreement,

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to the to the extent not cancelled, reduced or transferred by it under this Agreement.

“Compliance Certificate” means a certificate in the form set out in Schedule 9 (Compliance Certificate) or in any other form agreed between the Parent Guarantor and the Facility Agent.

“Confidential Information” means all information relating to any Transaction Obligor, the Group, the Finance Documents or the Facility of which a Finance Party (including any Affiliate, Delegate, Representative, Receiver or Related Fund thereof) becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, or any Affiliate, Delegate, Representative, Receiver or Related Fund thereof, if the information was obtained by that Finance Party or any Affiliate, Delegate, Representative, Receiver or Related Fund thereof, directly or indirectly from any member of the Group or any of its advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(i)	information that:

(A)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 44 (Confidential Information); or

(B)	is identified in writing at the time of delivery as non-confidential by any Transaction Obligor or any other person (other than a Finance Party) who executes a Transaction Document or any of their respective advisers; or

(C)	is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with a Transaction Obligor or any other person (other than a Finance Party) who executes a Transaction Document and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

(ii)	any Funding Rate or Reference Bank Quotation.

“Confidentiality Undertaking” means a confidentiality undertaking in substantially the appropriate form recommended by the LMA from time to time or in any other form agreed between the Borrowers and the Facility Agent.

“Corresponding Debt” means any amount, other than any Parallel Debt, which an Obligor owes to a Secured Party under or in connection with the Finance Documents.

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“Deed of Covenant” means, in relation to a Ship and if required by the laws of the Approved Flag State of that Ship, a deed of covenant collateral to the Mortgage over that Ship in agreed form.

“Deed of Release” means, in relation to an Existing Facility Agreement, a deed releasing any Existing Security and the undertakings, obligations and liabilities (including any indemnities) of the relevant Borrowers and any other member of the Group under that Existing Facility Agreement and the Existing Security created to secure the Existing Indebtedness under that Existing Facility Agreement in a form acceptable to the Facility Agent (acting on the instructions of the Majority Lenders).

“Default” means an Event of Default or a Potential Event of Default.

“Delegate” means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

“Dispute” has the meaning given to it in Clause 48.1 (Jurisdiction).

“Disruption Event” means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties or, if applicable, any Transaction Obligor; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party or, if applicable, any Transaction Obligor preventing that, or any other, Party or, if applicable, any Transaction Obligor:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties or, if applicable, any Transaction Obligor in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party or, if applicable, any Transaction Obligor whose operations are disrupted.

“Document of Compliance” has the meaning given to it in the ISM Code.

“dollars” and “$” mean the lawful currency, for the time being, of the United States of America.

“Dry Docking and Special Survey Reserves” shall have the meaning given in Clause 26.7 (Dry Docking and Special Survey Reserves).

“Earnings” means, in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to a Borrower or the Security Agent and which arise out of or in connection with or relate to the use or operation of that Ship, including (but not limited to):

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(a)	the following, save to the extent that any of them is, with the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders), pooled or shared with any other person:

(i)	all freight, hire and passage moneys including, without limitation, all moneys payable under, arising out of or in connection with a Charter or a Charter Guarantee;

(ii)	the proceeds of the exercise of any lien on sub-freights;

(iii)	compensation payable to a Borrower or the Security Agent in the event of requisition of that Ship for hire or use;

(iv)	remuneration for salvage and towage services;

(v)	demurrage and detention moneys;

(vi)	without prejudice to the generality of sub-paragraph (i) above, damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Ship;

(vii)	all moneys which are at any time payable under any Insurances in relation to loss of hire;

(viii)	all monies which are at any time payable to a Borrower in relation to general average contribution; and

(b)	if and whenever that Ship is employed on terms whereby any moneys falling within sub-paragraphs (i) to (viii) of paragraph (a) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to that Ship.

“Earnings Account” means, in relation to a Borrower:

(a)	an account in the name of that Borrower with the Account Bank designated "[Name of Borrower – Earnings Account]"; or

(b)	any other account in the name of that Borrower with the Account Bank which may, with the prior written consent of the Facility Agent, be opened in the place of the account referred to in paragraph (a) above, irrespective of the number or designation of such replacement account; or

(c)	any sub-account of any account referred to in paragraphs (a) or (b) above.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“Environmental Approval” means any present or future permit, ruling, variance or other Authorisation required under Environmental Laws.

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“Environmental Claim” means any claim by any governmental, judicial or regulatory authority or any other person which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law and, for this purpose, "claim” includes a claim for damages, compensation, contribution, injury, fines, losses and penalties or any other payment of any kind, including in relation to clean-up and removal, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset.

“Environmental Incident” means:

(a)	any release, emission, spill or discharge of Environmentally Sensitive Material whether within a Ship or from a Ship into any other vessel or into or upon the air, water, land or soils (including the seabed) or surface water; or

(b)	any incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water from a vessel other than the Ships (or any of them) and which involves a collision between any of the Ships and such other vessel or some other incident of navigation or operation, in either case, in connection with which a Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or a Ship and/or any Transaction Obligor and/or any operator or manager of a Ship is at fault or allegedly and reasonably likely to be found at fault or otherwise liable to any legal or administrative action; or

(c)	any other incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water otherwise than from a Ship and in connection with which a Ship is actually or potentially liable to be arrested and/or where any Transaction Obligor and/or any operator or manager of a Ship is at fault or allegedly and reasonably likely to be found at fault or otherwise liable to any legal or administrative action, other than in accordance with an Environmental Approval.

“Environmental Law” means any present or future law relating to pollution or protection of human health or the environment, to conditions in the workplace, to the carriage, generation, handling, storage, use, release or spillage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material.

“Environmentally Sensitive Material” means and includes all contaminants, oil, oil products, toxic substances and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor thereto.

“ERISA Affiliate" means each person (and defined in Section 3(9) of ERISA) which together with the Borrower would be deemed to be a "single employer" within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Event of Default” means any event or circumstance specified as such in Clause 27 (Events of Default).

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“Excess Cash” means, in relation to a Ship, as at the date of determination the aggregate Earnings of that Ship paid during the applicable Cash Sweep Period after deducting:

(a)	the Operating Expenses;

(b)	the Management Fees;

(c)	the General and Administrative Expenses;

(d)	the Dry Docking and Special Survey Reserves;

(e)	the Interest Expense; and

(f)	the Buffer Amount,

in each case in relation to that Ship for that Cash Sweep Period.

“Excess Cash Certificate” means a certificate in the form set out in Schedule 8 (Form of Excess Cash Certificate) or in any other form agreed between the Borrower and the Facility Agent (acting on the instructions of the Majority Lenders) to be provided by the Borrowers to the Facility Agent, together with the management accounts to be provided by the Borrower pursuant to Clause 20.2 (Management accounts), within 70 days from each Quarter End Date, evidencing, on the basis of such management accounts, the amount of Excess Cash in respect of the relevant Cash Sweep Period:

(a)	in the case of the first Excess Cash Certificate, relating to the Cash Sweep Period commencing from the relevant Utilisation Date and ending on 30 September 2019; and

(b)	in the case of each subsequent Excess Cash Certificate, relating to each subsequent Cash Sweep Period.

“Executive Order” means an executive order issued by the President of the United States of America.

“Existing HSH Facility Agreement” means a facility agreement dated 27 February 2015 (as amended, supplemented and restated from time to time) and made between, amongst others, (i) HSH Nordbank AG (currently known as Hamburg Commercial Bank AG) as lender and (ii) Borrower A, Borrower B and Borrower C as joint and several borrowers in respect of a secured term loan facility of (originally) up to $30,000,000.

“Existing Macquarie Facility Agreement” means a facility agreement dated 10 December 2018 (as amended, supplemented and restated from time to time) and made between, amongst others, (i) Macquarie Bank International Limited as lender and (ii) Borrower D and Borrower E as joint and several borrowers in respect of a secured term loan facility of (originally) up to $13,500,000.

“Existing Indebtedness” means, in relation to:

(a)	the Existing Macquarie Facility Agreement at any date, the outstanding Financial Indebtedness of Borrower D and Borrower E or any other Transaction Obligor which is a party thereto, on that date; and

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(b)	the Existing HSH Facility Agreement at any date, the outstanding Financial Indebtedness of Borrower A, Borrower B and Borrower C or any other Transaction Obligor which is a party thereto, on that date.

“Existing Lender” has the meaning given to it in Clause 28.1 (Assignments and transfers by the Lenders).

“Existing Security” means, in relation to each Existing Facility Agreement, any Security created to secure the Existing Indebtedness (or any part thereof) under that Existing Facility Agreement.

“Facility” means the term loan facility made available under this Agreement as described in Clause 2 (The Facility).

“Facility Office” means the office or offices notified by a Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than 5 Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)	in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014; or

(b)	in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Finance Document” means:

(a)	this Agreement;

(b)	the Agency Fee Letter;

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(c)	any Utilisation Request;

(d)	any Security Document;

(e)	any Subordination Agreement;

(f)	any other document which is executed for the purpose of establishing any priority or subordination arrangement in relation to the Secured Liabilities; or

(g)	any other document designated as such by the Facility Agent (acting on the instructions of the Majority Lenders) and the Borrower.

“Finance Party” means the Facility Agent, the Security Agent or a Lender.

“Financial Indebtedness” means any indebtedness for or in relation to:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in relation to any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;

(g)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);

(h)	any counter-indemnity obligation in relation to a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)	the amount of any liability in relation to any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

“First Anniversary Date” means the date falling 12 months after the relevant Utilisation Date.

“Firment Facility Agreement” means a revolving credit facility agreement of up to $15,000,000 dated 21 November 2018 (as amended and supplemented from time to time) and made between the Parent Guarantor and Firment Shipping Inc.

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“Fixed Dry Docking and Special Survey Reserves” shall have the meaning given in Clause 26.7 (Dry Docking and Special Survey Reserves).

“Funding Rate“ means any individual rate notified by a Lender to the Facility Agent pursuant to sub-paragraph (ii) of paragraph (a) of Clause 10.4 (Cost of funds).

“GAAP” means generally accepted accounting principles in the US, including IFRS.

“General and Administrative Expenses” means, in relation to a Ship, the expenses due and payable by the Borrower owning that Ship which represent the necessary costs to maintain its daily operations and administer its business in an amount not exceeding an aggregate amount of $400 per day until the First Anniversary Date, with such amount increasing by no more than 2.00 per cent. per annum during each 12 month period commencing on the First Anniversary Date and every 12 months thereafter.

“General Assignment” means, in relation to a Ship, the general assignment creating Security over that Ship's Earnings, its Insurances and any Requisition Compensation in relation to that Ship, in agreed form.

“Greek Accounts” means, in relation to a Borrower (other than Borrower B):

(a)	the accounts with Aegean Baltic Bank S.A.:

(i)	in relation to Borrower D, with account numbers:

(A)	010084250018 ($ account); and

(B)	010084250029 (Euro account);

(ii)	in relation to Borrower E, with account numbers:

(A)	010084350015($ account); and

(B)	010084350023 (Euro account);

(b)	the accounts with Eurobank Ergasias SA:

(i)	in relation to Borrower A, with account numbers:

(A)	0026.0029.27.0200695604 (Euro account); and

(B)	0026.0029.22.1200536753 ($ account);

(ii)	in relation to Borrower C, with account numbers:

(A)	0026.0029.21.0200695531(Euro account); and

(B)	0026.0029.25.1200536665 ($ account).

“Group” means the Parent Guarantor and its Subsidiaries from time to time, including, without limitation, the Borrowers.

“Holding Company” means, in relation to a person, any other person in relation to which it is a Subsidiary.

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“IFRS” means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Indemnified Person” means:

(a)	for the purposes of Clause 14.2 (Other indemnities), each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate;

(b)	for the purposes of Clause 14.3 (Indemnity to the Facility Agent), the Facility Agent, each Affiliate of the Facility Agent and each director, officer and employee thereof; and

(c)	for the purposes of Clause 14.4 (Indemnity to the Security Agent), the Security Agent and every Receiver and Delegate, each Affiliate of the Security Agent, Receiver and Delegate and each director, officer and employee thereof.

“Initial Market Value” means, in relation to a Ship, the Market Value of that Ship determined pursuant to paragraph 2.5 of Part B of Schedule 2 (Conditions Precedent).

“Insurances” means, in relation to a Ship:

(a)	all policies and contracts of insurance, including entries of that Ship in any protection and indemnity or war risks association, effected in relation to that Ship, that Ship's Earnings or otherwise in relation to that Ship whether before, on or after the date of this Agreement; and

(b)	all rights and other assets relating to, or derived from, any of such policies, contracts or entries, including any rights to a return of premium and any rights in relation to any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Agreement.

“Interest Expense” means, in relation to a Tranche for a Cash Sweep Period, the payment obligations in respect of interest of the Borrowers under that Tranche for that Cash Sweep Period.

“Interest Rate” has the meaning given to it in Clause 8.1 (Calculation of interest).

“Interest Payment Date” has the meaning given to it in Clause 8.2 (Payment of interest).

“Interest Period” means, in relation to the Loan or any part of the Loan, each period determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

“Interpolated Screen Rate” means, in relation to the Loan or any part of the Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of the Loan or that part of the Loan; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of the Loan or that part of the Loan,

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each as of the Specified Time for dollars.

“ISM Code” means the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (including the guidelines on its implementation), adopted by the International Maritime Organisation, as the same may be amended or supplemented from time to time.

“ISPS Code” means the International Ship and Port Facility Security (ISPS) Code as adopted by the International Maritime Organization's (IMO) Diplomatic Conference of December 2002, as the same may be amended or supplemented from time to time.

“ISSC” means an International Ship Security Certificate issued under the ISPS Code.

“Lender” means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with Clause 28 (Changes to the Lenders),

which in each case has not ceased to be a Party as such in accordance with this Agreement.

“LIBOR” means, in relation to the Loan or any part of the Loan:

(a)	the applicable Screen Rate as of the Specified Time for dollars and for a period equal in length to the Interest Period of the Loan or that part of the Loan; or

(b)	as otherwise determined pursuant to Clause 10.1 (Unavailability of Screen Rate),

and if, in either case, that rate is less than zero, LIBOR shall be deemed to be zero.

“Liquid Funds” means, at any time, cash at bank and credited to an account in the name of any member of the Group and to which the Parent Guarantor is solely (or together with other members of the Group) beneficially entitled and, for so long as such cash is freely available for withdrawal.

“Liquidity Account” means:

(a)	a restricted account in the name of any of the Borrowers with the Account Bank designated "Liquidity Account"; or

(b)	any other account in the name of any of the Borrowers with the Account Bank which may, with the prior written consent of the Facility Agent, be opened in the place of the account referred to in paragraph (a) above, irrespective of the number or designation of such replacement account; or

(c)	any sub-account of any account referred to in paragraphs (b) or (c) above.

“LMA” means the Loan Market Association or any successor organisation.

“Loan” means the loan to be made available under the Facility or the aggregate principal amount outstanding for the time being of the borrowings under the Facility and a "part of the Loan” means any part of the Loan as the context may require.

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“Major Casualty” means, in relation to a Ship, any casualty to that Ship in relation to which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds, exceeds $500,000 the equivalent in any other currency.

“Majority Lenders” means:

(a)	if no Advance has yet been made, a Lender or Lenders whose Commitments aggregate more than 66⅔ per cent. of the Total Commitments; or

(b)	at any other time, a Lender or Lenders whose participations in the Loan aggregate more than 66⅔ per cent. of the amount of the Loan then outstanding or, if the Loan has been repaid or prepaid in full, a Lender or Lenders whose participations in the Loan immediately before repayment or prepayment in full aggregate more than 66⅔ per cent. of the Loan immediately before such repayment.

“Management Agreement” means, in relation to a Ship, the Technical Management Agreement or the Commercial Management Agreement of that Ship.

“Management Fees” means, in relation to a Ship, the fees payable by the Borrower owning that Ship to each Approved Manager of that Ship in respect of the technical and commercial management of that Ship in an amount not exceeding an aggregate amount of $700 per day until the First Anniversary Date, with such amount increasing by no more than 2.00 per cent. per annum during each 12 month period commencing on the First Anniversary Date and every 12 months thereafter.

“Manager's Undertaking” means, in relation to each Ship, a letter of undertaking from each Approved Manager of that Ship countersigned by the Facility Agent and the Security Agent, amongst other things, subordinating the rights of that Approved Manager against that Ship and the Borrower which is the owner thereof to the rights of the Finance Parties in agreed form.

“Margin” means 8.50 per cent. per annum.

“Market Value” means, in relation to a Ship or any other vessel, at any date, an amount determined pursuant to Clause 25 (Security Cover) as being an amount equal to the market value of that Ship or vessel shown by a valuation prepared:

(a)	as at a date not more than 14 days previously;

(b)	by an Approved Valuer appointed in accordance with Clause 25.7 (Provision of valuations);

(c)	with or without physical inspection of that Ship or vessel (as the Facility Agent (acting on the instructions of the Majority Lenders) may require); and

(d)	on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer, free of any Charter.

“Material Adverse Effect” means in the reasonable opinion of the Majority Lenders a material adverse effect on:

(a)	the business, operations, property, condition (financial or otherwise) or prospects of any member of the Group or the Group as a whole; or

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(b)	the ability of any Transaction Obligor to perform its obligations under any Finance Document; or

(c)	the validity or enforceability of, or the effectiveness or ranking of any Security granted or intended to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

“Maximum Available Amount” means, in relation to each Tranche, a part of the Total Commitments in an amount of up to the lesser of:

(a)	in relation to Tranche A:

(i)	75 per cent. of the Initial Market Value of Ship A; and

(ii)	$6,375,000;

(b)	in relation to Tranche B:

(i)	75 per cent. of the Initial Market Value of Ship B; and

(ii)	$7,375,000;

(c)	in relation to Tranche C:

(i)	75 per cent. of the Initial Market Value of Ship C; and

(ii)	$7,750,000;

(d)	in relation to Tranche D:

(i)	75 per cent. of the Initial Market Value of Ship D; and

(ii)	$6,500,000;

(e)	in relation to Tranche E:

(i)	75 per cent. of the Initial Market Value of Ship E; and

(ii)	$9,000,000.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

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The above rules will only apply to the last Month of any period.

“Minimum Liquidity Amount” has the meaning given to it in Clause 21.1 (Minimum liquidity).

“Mortgage” means the first priority or preferred (as applicable) ship mortgage on each Ship in agreed form.

“Mortgaged Ship” means any Ship which is subject to a Mortgage at the relevant time.

“New Lender” has the meaning given to it in Clause 28.1 (Assignments and transfers by the Lenders).

“Net LTV” means, at any relevant time, the Loan at that time expressed as a percentage of the aggregate Market Value of the Mortgaged Ships (excluding any Ship which has become a Total Loss and remains subject to a Mortgage at that time) plus the balances standing to the credit of the Accounts.

“Non-Call Period” means the period commencing on the second Utilisation Date and ending on the date falling 18 months after that Utilisation Date (inclusive).

“Obligor” means a Borrower or the Parent Guarantor.

“OFAC” means the Office of Foreign Assets Control of the US Department of Treasury.

“Original Financial Statements” means in relation to a Borrower, the unaudited financial statements of that Borrower for its 6-month period which ended 31 March 2019.

“Operating Expenses” means, in relation to a Ship for a Cash Sweep Period, the aggregate of the incurred costs and expenses of operating that Ship including expenses for crewing, victualling, insuring, repairs, maintenance, spares, operation, voyage related costs incurred during that Cash Sweep Period and commissions in respect of that Ship, in an amount not exceeding an aggregate amount of $5,000 per day until the relevant First Anniversary Date, with such amount increasing by no more than 2.00 per cent. per annum during each 12 month period commencing on the relevant First Anniversary Date and every 12 months thereafter.

“Original Jurisdiction” means, in relation to an Obligor, the jurisdiction under whose laws that Obligor is incorporated as at the date of this Agreement.

“Overseas Regulations” means the Overseas Companies Regulations 2009 (SI 2009/1801).

“Parallel Debt” means any amount which an Obligor owes to the Security Agent under Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) or under that clause as incorporated by reference or in full in any other Finance Document.

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement.

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“Perfection Requirements” means the making or procuring of filings, stampings, registrations, notarisations, endorsements, translations and/or notifications of any Finance Document (and/or any Security created under it) necessary for the validity, enforceability (as against the relevant Obligor or any relevant third party) and/or perfection of that Finance Document.

“PATRIOT Act” means the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Improvement and Reauthorization Act of 2005 (H.R. 3199).

“Permitted Charter” means, in relation to a Ship, a Charter:

(a)	which is a time, voyage or consecutive voyage charter;

(b)	the duration of which does not exceed and is not capable of exceeding, by virtue of any optional extensions, 12 months plus a redelivery allowance of not more than 30 days;

(c)	which is entered into on bona fide arm's length terms at the time at which that Ship is fixed; and

(d)	in relation to which not more than two months' hire is payable in advance,

and any other Charter which is approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders.

“Permitted Financial Indebtedness” means:

(a)	any Financial Indebtedness incurred under the Finance Documents;

(b)	until the Utilisation Date of Tranche A, Tranche B and Tranche C, the Existing Indebtedness under the Existing HSH Facility Agreement;

(c)	until the Utilisation Date of Tranche D and E, the Existing Indebtedness under the Existing Macquarie Facility Agreement;

(d)	any Financial Indebtedness that is subordinated to all Financial Indebtedness incurred under the Finance Documents pursuant to a Subordination Agreement or otherwise and which is, in the case of any such Financial Indebtedness of the Borrower, the subject of Subordinated Debt Security; and

(e)	any Permitted Trade Debt.

“Permitted Security” means:

(a)	Security created by the Finance Documents;

(b)	until the Utilisation Date of Tranche A, Tranche B and Tranche C, the Existing Security granted under the Existing HSH Facility Agreement;

(c)	until the Utilisation Date of Tranche D and E, the Existing Indebtedness granted under the Existing Macquarie Facility Agreement;

(d)	any netting or set-off arrangement entered into by any Transaction Obligor in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

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(e)	liens for unpaid master's and crew's wages in accordance with first class ship ownership and management practice and not being enforced through arrest;

(f)	liens for salvage;

(g)	liens for master's disbursements incurred in the ordinary course of trading in accordance with first class ship ownership and management practice and not being enforced through arrest;

(h)	any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of any Ship:

(i)	not as a result of any default or omission by any Borrower;

(ii)	not being enforced through arrest; and

(iii)	subject, in the case of liens for repair or maintenance, to Clause 24.16 (Restrictions on chartering, appointment of managers etc.),

provided such lien does not secure amounts more than 30 days overdue (unless the overdue amount is being contested in good faith by appropriate steps and for the payment of which adequate reserves are held and provided further that such proceedings do not give rise to a material risk of the relevant Ship or any interest in it being seized, sold, forfeited or lost).

“Permitted Trade Debt” means any trade debt on arm's length commercial terms reasonably incurred in the ordinary course of owning, operating, trading, chartering, maintaining and repairing a Ship which remains unpaid for over 15 days of its due date and which does not exceeds $400,000 (or the equivalent in any other currency) per Ship at any relevant time

“Plan” means any "employee benefit plan" as defined in Section 3(3) of ERISA that is subject to Title IV of ERISA which is or was sponsored, maintained or contributed to by, or required to be contributed to by any Obligor or any of their respective ERISA Affiliates.

“Potential Event of Default” means any event or circumstance specified in Clause 27 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Prohibited Person” means any person (whether designated by name or by reason of being included in a class of persons) against whom Sanctions are directed.

“Protected Party” has the meaning given to it in Clause 12.1 (Definitions).

“Quarter End Date” means each of 31 March, 30 June, 30 September and 31 December in each calendar year, the first being on 31 December 2018 and the final being on 31 March 2022.

“Quotation Day" means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period unless market practice differs in the Relevant Interbank Market in which case the Quotation Day will be determined by the Facility Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

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“Receiver” means a receiver or receiver and manager or administrative receiver of the whole or any part of the Security Assets.

“Reference Bank Quotation” means any quotation supplied to the Facility Agent by a Reference Bank.

“Reference Bank Rate” means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request by the Reference Banks:

(a)	if:

(i)	the Reference Bank is a contributor to the Screen Rate; and

(ii)	it consists of a single figure,

as the rate (applied to the relevant Reference Bank and the relevant currency and period) which contributors to the Screen Rate are asked to submit to the relevant administrator; or

(b)	in any other case, as the rate at which the relevant Reference Bank could fund itself in dollars for the relevant period with reference to the unsecured wholesale funding market.

“Reference Banks” means such banks as may be appointed by the Facility Agent in consultation with the Borrowers.

“Related Fund” in relation to a fund (the "first fund"), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

“Relevant Date” has the meaning given to it in Clause 7.4 (Mandatory prepayment on sale or total Loss).

“Relevant Interbank Market” means the London interbank market.

“Relevant Jurisdiction” means, in relation to a Transaction Obligor:

(a)	its Original Jurisdiction;

(b)	any jurisdiction where any asset subject to, or intended to be subject to, any of the Transaction Security created, or intended to be created, by it is situated;

(c)	any jurisdiction where it conducts its business; and

(d)	the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

“Relevant Nominating Body” means any applicable central bank, regulator or other supervisory authority or a group of them, or any working spit or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

“Replacement Benchmark” means a benchmark rate which is:

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(a)	formally designated, nominated or recommended as the replacement for a Screen Rate by:

(i)	the administrator of that Screen Rate (provided that the market or economic reality that such benchmark rate measures is the same as that measured by that Screen Rate); or

(ii)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the "Replacement Benchmark" will be the replacement under paragraph (ii) above;

(b)	in the opinion of the Majority Lenders and the Borrowers, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to a Screen Rate; or

(c)	in the opinion of the Majority Lenders and the Borrowers, an appropriate successor to a Screen Rate.

“Repayment Date” means each date on which a Repayment Instalment is required to be paid under Clause 6.2 (Repayment Dates and Termination Date).

“Repayment Instalment” has the meaning given to it in Clause 6.1 (Repayment of Loan).

“Repeating Representation” means each of the representations set out in Clause 19 (Representations) except Clause 19.10 (Insolvency), Clause 19.11 (No filing or stamp taxes), Clause 19.12 (Deduction of Tax), Clause 19.16 (Pari passu ranking), Clause 19.17 (No proceedings pending or threatened) and Clause 19.20 (No Charter) and any representation of any Transaction Obligor made in any other Finance Document that is expressed to be a "Repeating Representation" or is otherwise expressed to be repeated.

“Representative” means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

“Requisition” means, in relation to a Ship,:

(a)	any expropriation, confiscation, requisition (excluding a requisition for hire or use which does not involve a requisition for title) or acquisition of that Ship, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected (whether de jure or de facto) by any government or official authority or by any person or persons claiming to be or to represent a government or official authority; and

(b)	any capture or seizure of that Ship (including any hijacking or theft) by any person whatsoever.

“Requisition Compensation” includes all compensation or other moneys payable to a Borrower by reason of any Requisition or any arrest or detention of a Ship in the exercise or purported exercise of any lien or claim.

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“Reserve Account” means:

(a)	a restricted account in the name of any of the Borrowers with the Account Bank designated "Reserve Account"; or

(b)	any other account in the name of any of the Borrowers with the Account Bank which may, with the prior written consent of the Facility Agent, be opened in the place of the account referred to in paragraph (a) above, irrespective of the number or designation of such replacement account; or

(c)	any sub-account of any account referred to in paragraphs (b) or (c) above.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Safety Management Certificate” has the meaning given to it in the ISM Code.

“Safety Management System” has the meaning given to it in the ISM Code.

“Sanctions” means any sanctions, embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):

(a)	imposed by law or regulation of the United Kingdom, the Council of the European Union, the European Union, the member states of the European Union, the United Nations or its Security Council or the United States of America regardless of whether the same is or is not binding on any Transaction Obligor; or

(b)	otherwise imposed by any law or regulation binding on a Transaction Obligor or to which a Transaction Obligor is subject (which shall include without limitation, any extra-territorial sanctions imposed by law or regulation of the United States of America).

“Screen Rate” means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for dollars for the relevant period displayed (before any correction, recalculation or republication by the administrator) on page LIBOR01 or LIBOR02 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Facility Agent may specify another page or service displaying the relevant rate after consultation with the Borrowers.

“Screen Rate Contingency Period” means 10 Business Days.

“Screen Rate Replacement Event” means, in relation to a Screen Rate:

(a)	the methodology, formula or other means of determining that Screen Rate has, in the opinion of the Majority Lenders, and the Borrowers materially changed;

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(b)

(i)

(A)	the administrator of that Screen Rate or its supervisor publicly announces that such administrator is insolvent; or

(B)	information is published in any order, decree, notice, petition or filing, however described, or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Screen Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Screen Rate;

(ii)	the administrator of that Screen Rate publicly announces that it has ceased or will cease, to provide that Screen Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Screen Rate;

(iii)	the supervisor of the administrator of that Screen Rate publicly announces that such Screen Rate has been or will be permanently or indefinitely discontinued; or

(iv)	the administrator of that Screen Rate or its supervisor announces that that Screen Rate may no longer be used; or

(c)	the administrator of that Screen Rate determines that that Screen Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Lenders and the Borrowers) temporary; or

(ii)	that Screen Rate is calculated in accordance with any such policy or arrangement for a period no less than the Screen Rate Contingency Period; or

(d)	in the opinion of the Majority Lenders and the Borrowers, that Screen Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

“Secured Liabilities” means all present and future obligations and liabilities, (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Transaction Obligor to any Secured Party under or in connection with each Finance Document.

“Secured Party” means each Finance Party from time to time party to this Agreement, a Receiver or any Delegate.

“Security” means a mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.

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“Security Assets” means all of the assets of the Transaction Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Security Document” means:

(a)	the Shares Security;

(b)	the Mortgage;

(c)	the General Assignment;

(d)	any Charter Assignment;

(e)	the Account Security;

(f)	any Manager's Undertaking;

(g)	any Subordinated Debt Security;

(h)	any other document (whether or not it creates Security) which is executed as security for the Secured Liabilities; or

(i)	any other document designated as such by the Facility Agent (acting on the instructions of the Majority Lenders) and the Borrowers.

“Security Period” means the period starting on the date of this Agreement and ending on the date on which the Facility Agent (acting on the instructions of the Majority Lenders) is satisfied that there is no outstanding Commitment in force and that the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full.

“Security Property” means:

(a)	the Transaction Security expressed to be granted in favour of the Security Agent as trustee for the Secured Parties and all proceeds of that Transaction Security;

(b)	all obligations expressed to be undertaken by a Transaction Obligor to pay amounts in relation to the Secured Liabilities to the Security Agent as trustee for the Secured Parties and secured by the Transaction Security together with all representations and warranties expressed to be given by a Transaction Obligor or any other person in favour of the Security Agent as trustee for the Secured Parties;

(c)	the Security Agent's interest in any turnover trust created under the Finance Documents;

(d)	any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Finance Documents to hold as trustee on trust for the Secured Parties, except:

(i)	rights intended for the sole benefit of the Security Agent; and

(ii)	any moneys or other assets which the Security Agent has transferred to the Facility Agent (acting on the instructions of the Majority Lenders) or (being entitled to do so) has retained in accordance with the provisions of this Agreement.

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“Servicing Party” means the Facility Agent or the Security Agent.

“Shares Security” means a document creating Security over the shares in the Borrower in agreed form.

“Ship” means Ship A, Ship B, Ship C, Ship D or Ship E.

“Ship A” means the 2007-built Supramax bulk-carrier vessel with the name "RIVER GLOBE" details of which are set out opposite its name in Schedule 6 (Details of the Ships).

“Ship B” means the 2009-built Supramax bulk-carrier vessel with the name "SKY GLOBE details of which are set out opposite its name in Schedule 6 (Details of the Ships)".

“Ship C” means the 2010-built Supramax bulk-carrier vessel with the name "STAR GLOBE" details of which are set out opposite its name in Schedule 6 (Details of the Ships).

“Ship D” means the 2005-built Panamax bulk-carrier vessel with the name "MOON GLOBE" details of which are set out opposite its name in Schedule 6 (Details of the Ships).

“Ship E” means the 2007-built Supramax bulk-carrier vessel with the name "SUN GLOBE" details of which are set out opposite its name in Schedule 6 (Details of the Ships).

“Specified Time” means a day or time determined in accordance with Schedule 7 (Timetables).

“Subordinated Creditor” means:

(a)	a Transaction Obligor; or

(b)	any other person who becomes a Subordinated Creditor in accordance with this Agreement.

“Subordinated Debt Security” means a Security over Subordinated Liabilities entered into or to be entered into by a Subordinated Creditor in favour of the Security Agent in an agreed form.

“Subordinated Finance Document” means:

(a)	a Subordinated Loan Agreement; and

(b)	any other document relating to or evidencing a Subordinated Creditor.

“Subordinated Liabilities” means all indebtedness owed or expressed to be owed by the Borrower to a Subordinated Creditor whether under the Subordinated Finance Documents or otherwise.

“Subordinated Loan Agreement” means any loan agreement made or to be made between (i) the Borrower and (ii) a Subordinated Creditor.

“Subordination Agreement” means a subordination agreement entered into or to be entered into by a Subordinated Creditor and the Security Agent in agreed form.

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“Subsidiary” means a subsidiary within the meaning of section 1159 of the Companies Act 2006.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Tax Credit” has the meaning given to it in Clause 12.1 (Definitions).

“Tax Deduction” has the meaning given to it in Clause 12.1 (Definitions).

“Tax Payment” has the meaning given to it in Clause 12.1 (Definitions).

“Technical Management Agreement” means, in relation to a Ship, the agreement entered into between the Borrower and the Approved Technical Manager regarding the technical management of that Ship.

“Termination Date” means 30 June 2022.

“Third Parties Act” has the meaning given to it in Clause 1.5 (Third party rights).

“Total Commitments” means the aggregate of the Commitments, being $37,000,000 at the date of this Agreement.

“Total Loss” means, in relation to a Ship:

(a)	actual, constructive, compromised, agreed or arranged total loss of that Ship; or

(b)	any Requisition of that Ship unless that Ship is returned to the full control of the relevant Borrower within 30 days of such Requisition (or such later period agreed by the Facility Agent acting on the instructions of the Majority Lenders).

“Total Loss Date” means, in relation to the Total Loss of a Ship:

(a)	in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;

(b)	in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earlier of:

(i)	the date on which a notice of abandonment is given (or deemed or agreed to be given) to the insurers; and

(ii)	the date of any compromise, arrangement or agreement made by or on behalf of the relevant Borrower with that Ship's insurers in which the insurers agree to treat that Ship as a total loss; and

(c)	in the case of any Requisition of that Ship, the date on which that Ship became Total Loss.

“Tranche” means Tranche A, Tranche B, Tranche C, Tranche D or Tranche E.

“Tranche A” means that part of the Loan made or to be made available to the Borrowers to refinance part of the Existing Indebtedness under the Existing HSH Facility Agreement in a principal amount not exceeding the lower of (i) $6,375,000 and (ii) 75 per cent. of the Initial Market Value of Ship A.

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“Tranche B” means that part of the Loan made or to be made available to the Borrowers to refinance part of the Existing Indebtedness under the Existing HSH Facility Agreement in a principal amount not exceeding the lower of (i) $7,375,000 and (ii) 75 per cent. of the Initial Market Value of Ship B.

“Tranche C” means that part of the Loan made or to be made available to the Borrowers to refinance part of the Existing Indebtedness under the Existing HSH Facility Agreement in a principal amount not exceeding the lower of (i) $7,750,000 and (ii) 75 per cent. of the Initial Market Value of Ship C.

“Tranche D” means that part of the Loan made or to be made available to the Borrowers to refinance part of the Existing Indebtedness under the Existing Macquarie Facility Agreement in a principal amount not exceeding the lower of (i) $6,500,000 (ii) 75 per cent. of the Initial Market Value of Ship D.

“Tranche E” means that part of the Loan made or to be made available to the Borrowers to refinance part of the Existing Indebtedness under the Existing Macquarie Facility Agreement in a principal amount not exceeding the lower of (i) $9,000,000 and (ii) 75 per cent. of the Initial Market Value of Ship E.

“Transaction Document” means:

(a)	a Finance Document;

(b)	a Subordinated Finance Document;

(c)	any Charter; or

(d)	any other document designated as such by the Facility Agent and the Borrower.

“Transaction Obligor” means an Obligor, any Approved Manager or any other member of the Group who executes a Transaction Document.

“Transaction Security" means the Security created or evidenced or expressed to be created or evidenced under the Security Documents.

“Transfer Certificate” means a certificate in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and the parties to such certificate.

“Transfer Date” means, in relation to an assignment or a transfer, the later of:

(a)	the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(b)	the date on which the Facility Agent executes the relevant Assignment Agreement or Transfer Certificate.

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“UK Bail-In Legislation” means (to the extent that the United Kingdom is not an EEA Member Country which has implemented, or implements, Article 55 BRRD) Part 1 of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutes or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

“UK Establishment” means a UK establishment as defined in the Overseas Regulations.

“Unpaid Sum” means any sum due and payable but unpaid by a Transaction Obligor under the Finance Documents.

“US” means the United States of America.

“US Tax Obligor” means:

(a)	a person which is resident for tax purposes in the US; or

(b)	a person some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

“Utilisation” means a utilisation of the Facility.

“Utilisation Date” means the date of a Utilisation, being the date on which the relevant Advance is to be made.

“Utilisation Request” means a notice substantially in the form set out in Schedule 3 (Requests).

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

“Write-down and Conversion Powers” means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

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(ii)	any similar or analogous powers under that Bail-In Legislation; and

(c)	in relation to any UK Bail-In Legislation:

(i)	any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that UK Bail-In Legislation.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)	the "Account Bank”, the "Facility Agent”, any "Finance Party”, any "Lender”, any "Obligor”, any "Party”, any "Secured Party”, the "Security Agent”, any "Transaction Obligor” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents;

(ii)	“assets” includes present and future properties, revenues and rights of every description;

(iii)	a liability which is "contingent” means a liability which is not certain to arise and/or the amount of which remains unascertained;

(iv)	“document” includes a deed and also a letter, fax or telex;

(v)	“expense” means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable Tax including VAT;

(vi)	a "Finance Document”, a "Security Document” or "Transaction Document” or any other agreement or instrument is a reference to that Finance Document, Security Document or Transaction Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(vii)	a "group of Lenders” includes all the Lenders;

(viii)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(ix)	“law” includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United States of America, the United Nations or its Security Council;

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(x)	“proceedings” means, in relation to any enforcement provision of a Finance Document, proceedings of any kind, including an application for a provisional or protective measure;

(xi)	a "person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(xii)	a "regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(xiii)	a provision of law is a reference to that provision as amended or re-enacted;

(xiv)	a time of day is a reference to New York time unless specified to the contrary;

(xv)	any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of a jurisdiction other than England, be deemed to include that which most nearly approximates in that jurisdiction to the English legal term;

(xvi)	words denoting the singular number shall include the plural and vice versa; and

(xvii)	“including” and "in particular” (and other similar expressions) shall be construed as not limiting any general words or expressions in connection with which they are used.

(b)	The determination of the extent to which a rate is "for a period equal in length” to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(c)	Section, Clause and Schedule headings are for ease of reference only and are not to be used for the purposes of construction or interpretation of the Finance Documents.

(d)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under, or in connection with, any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(e)	A Potential Event of Default is "continuing” if it has not been remedied or waived and an Event of Default is "continuing” if it has not been waived.

1.3	Construction of insurance terms

In this Agreement:

“approved” means, for the purposes of Clause 23 (Insurance Undertakings), approved in writing by the Facility Agent (acting on the instructions of the Majority Lenders).

“excess risks” means, in respect of a Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of that Ship in consequence of its insured value being less than the value at which that Ship is assessed for the purpose of such claims.

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“obligatory insurances” means all insurances effected, or which any Borrower is obliged to effect, under Clause 23 (Insurance Undertakings) or any other provision of this Agreement or of another Finance Document.

“policy” includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms.

“protection and indemnity risks” means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 6 of the International Hull Clauses (1/11/02) (1/11/03), clause 8 of the Institute Time Clauses (Hulls) (1/10/83) (1/11/95) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision.

“war risks” includes the risk of mines and all risks excluded by clauses 29, 30 or 31 of the International Hull Clauses (1/11/02), clauses 29 or 30 of the International Hull Clauses (1/11/03), clauses 24, 25 or 26 of the Institute Time Clauses (Hulls) (1/11/95) or clauses 23, 24 or 25 of the Institute Time Clauses (Hulls) (1/10/83) or any equivalent provision.

1.4	Agreed forms of Finance Documents

References in Clause 1.1 (Definitions) to any Finance Document being in "agreed form" are to that Finance Document:

(a)	in a form attached to a certificate dated the same date as this Agreement (and signed by each Borrower and the Facility Agent); or

(b)	in any other form agreed in writing between each Borrower and the Facility Agent acting with the authorisation of the Majority Lenders or, where Clause 43.2 (All Lender matters) applies, all the Lenders.

1.5	Third party rights

(a)	Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act”) to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Subject to Clause 43.3 (Other exceptions) but otherwise notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c)	Any Receiver, Delegate, Affiliate or for the purpose of Clause 14.2 (Other indemnities), Clause 14.3 (Indemnity to the Facility Agent) and Clause 14.4 (Indemnity to the Security Agent), any Indemnified Person, or any other person described in paragraph (b) of Clause 30.10 (Exclusion of liability), or paragraph (b) of Clause 31.12 (Exclusion of liability) may, subject to this Clause 1.5 (Third party rights) and the Third Parties Act, rely on any Clause of this Agreement which expressly confers rights on it.

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Section 2

The Facility

2	The Facility

2.1	The Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrowers a dollar term loan facility in five Tranches in an aggregate amount not exceeding the Total Commitments.

2.2	Finance Parties' rights and obligations

(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)	The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from a Transaction Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of the Loan or any other amount owed by a Transaction Obligor which relates to a Finance Party's participation in the Facility or its role under a Finance Document (including any such amount payable to the Facility Agent on its behalf) is a debt owing to that Finance Party by that Transaction Obligor.

(c)	A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

2.3	Borrowers' Agent

(a)	Each Borrower by its execution of this Agreement irrevocably appoints the Parent Guarantor to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)	the Parent Guarantor on its behalf to supply all information concerning itself by this Agreement to the Finance Parties and to give all notices and instructions (including the Utilisation Request), to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by a Borrower (or any of them) notwithstanding that they may affect that Borrower, without further reference to or the consent of that Borrower; and

(ii)	each Finance Party to give any notice, demand or other communication to that Borrower pursuant to the Finance Documents to the Parent Guarantor,

and in each case the Borrower shall be bound as though the Borrower itself had given the notices and instructions (including, without limitation, any Utilisation Request) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

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(b)	Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Parent Guarantor or given to the Parent Guarantor under any Finance Document on behalf of a Borrower or in connection with any Finance Document (whether or not known to any Borrower) shall be binding for all purposes on that Borrower as if that Borrower had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Parent Guarantor and a Borrower (or any of them), those of the Parent Guarantor shall prevail.

3	Purpose

3.1	Purpose

Each Borrower shall apply all amounts borrowed by it under the Facility only for the purpose stated in the preamble (Background) to this Agreement.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

3.3	Proceeds of Loan

No part of the proceeds of the Loan will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as may be amended from time to time.

4	Conditions of Utilisation

4.1	Initial conditions precedent

The Borrowers may not deliver a Utilisation Request unless the Facility Agent has received all of the documents and other evidence listed in Part A of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders).

4.2	Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.3(b) (Lenders' participation) if:

(a)	on the date of the Utilisation Request and on the proposed Utilisation Date and before the relevant Advance is made available:

(i)	no Default is continuing or would result from the proposed Advance; and

(ii)	the Repeating Representations to be made by each Transaction Obligor are true;

(b)	the Facility Agent has received on or before a Utilisation Date, or the Majority Lenders are satisfied they will receive when an Advance is made available, all of the documents and other evidence listed in Part B of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders).

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4.3	Notification of satisfaction of conditions precedent

(a)	The Borrowers shall send to the Lenders all of the conditions precedent referred to in Clause 4.1 (Initial conditions precedent) and Clause 4.2 (Further conditions precedent) which it has received.

(b)	Each Lender shall promptly confirm to the Facility Agent in writing that it is satisfied as to the satisfaction of the conditions precedent referred to in Clause 4.1 (Initial conditions precedent) and Clause 4.2 (Further conditions precedent).

(c)	The Facility Agent shall notify the Borrowers and the Lenders promptly upon receipt of those confirmations referred to in paragraph (b) above from all of the Lenders.

(d)	Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in paragraph (c) above, the Lenders authorise (but do not require) the Facility Agent to give that notification. The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

4.4	Waiver of conditions precedent

If the Majority Lenders, at their discretion, permit an Advance to be borrowed before any of the conditions precedent referred to in Clause 4.1 (Initial conditions precedent) or Clause 4.2 (Further conditions precedent) has been satisfied, the Borrowers shall ensure that that condition is satisfied within ten Business Days after the Utilisation Date or such later date as the Facility Agent, acting with the authorisation of the Majority Lenders, may agree in writing with the Borrowers.

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Section 3

Utilisation

5	Utilisation

5.1	Delivery of a Utilisation Request

(a)	The Borrowers may utilise the Facility by delivery to the Facility Agent of a duly completed Utilisation Request not later than the Specified Time.

(b)	The Borrowers may not deliver more than one Utilisation Request:

(i)	in relation to Tranche A, Tranche B and Tranche C; and

(ii)	in relation to Tranche D and Tranche E.

5.2	Completion of Utilisation Request

(a)	A Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date is a Business Day within the Availability Period;

(ii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii)	the proposed Interest Period complies with Clause 9 (Interest Periods).

(b)	Only one Advance may be requested in each Utilisation Request.

5.3	Currency and amount

(a)	The currency specified in an Utilisation Request must be dollars.

(b)	The amount of the proposed Advance must be an amount which is not more than the Maximum Available Amount of each Tranche being advanced.

(c)	The amount of the proposed Advance must be an amount which is not more than the Available Facility.

5.4	Lenders' participation

(a)	If the conditions set out in this Agreement have been met, each Lender shall make its participation in an Advance available by the applicable Utilisation Date through its Facility Office.

(b)	The amount of each Lender's participation in an Advance will be equal to the proportion borne by its Available Commitment to the Total Commitments immediately before making that Advance.

(c)	Subject to receiving a Utilisation Request, the Facility Agent shall notify each Lender of the amount of the Loan and the amount of its participation in the Loan by the Specified Time.

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5.5	Cancellation of Commitments

The Commitments in respect of any Tranche which are unutilised at the end of the Availability Period shall then be cancelled.

5.6	Retentions and payment to third parties

The Borrowers irrevocably authorise the Facility Agent:

(a)	to deduct from the proceeds of any Advance any fees then payable to the Finance Parties in accordance with Clause 11 (Fees), any solicitors fees and disbursements together with any applicable VAT and any other items listed as deductible items in the relevant Utilisation Request and to apply them in payment of the items to which they relate; and

(b)	on each Utilisation Date, to pay to, or for the account of, the Borrowers the balance (after any deduction made in accordance with paragraph (a) above) of amounts which the Facility Agent receives from the Lenders in respect of the relevant Advance. That payment shall be made:

(i)	to the account which the Borrowers specify in the Utilisation Request; and

(ii)	in like funds as the Facility Agent received from the Lenders in respect of the Loan.

5.7	Disbursement of Advance to third party

Payment by the Facility Agent under Clause 5.6 (Retentions and payment of the Loan) to a person other than the Borrower shall constitute the advance of the Loan and the Borrower shall at that time become indebted, as principal and direct obligor, to each Lender in an amount equal to that Lender's participation in the Loan.

5.8	Prepositioning of funds

If, in respect of the Utilisation of the Loan, the Facility Agent (acting on the instructions of the Lenders and following receipt of the funds from the Lenders), at the request of the Borrower and on terms acceptable to all the Lenders and the Borrower, prepositions funds with any bank:

(a)	the Lenders shall, prior to any such pre-positioning of funds, provide an instruction letter to the Facility Agent in form and substance acceptable to the Facility Agent; and

(b)	any such pre-positioning of funds shall constitute the advance of the Loan and the Borrower shall at that time become indebted, as principal and direct obligor, to each Lender in an amount equal to that Lender's participation in the Loan; and

(c)	shall, without duplication, indemnify each Finance Party against any costs, loss or liability it may incur in connection with such arrangement.

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Section 4

Repayment, Prepayment and Cancellation

6	Repayment

6.1	Repayment of Loan

The Borrowers shall repay each Tranche as follows:

(a)	by 5 consecutive quarterly instalments (each an "Excess Cash Repayment Instalment”), each in an amount equal to the Excess Cash (if any) of the Ship to which that Tranche relates for the Cash Sweep Period ending immediately prior to the Repayment Date of that Repayment Instalment;

(b)	by 6 consecutive quarterly instalments (each an "Amortizing Instalment” and together with the "Excess Cash Repayment Instalments", the "Repayment Instalments”), each in an amount equal to:

(i)	in relation to Tranche A, $265,625;

(ii)	in relation to Tranche B, $$230,469;

(iii)	in relation to Tranche C, $215,278;

(iv)	in relation to Tranche D, $406,250; and

(v)	in relation to Tranche E, $375,000; and

(c)	a balloon instalment in the amount of X (each "Balloon Instalment”).

In this Clause 6.1 (Repayment of Loan):

“X” means, in relation to a Tranche, an amount equal to the aggregate of:

(i)	the amount advanced under that Tranche; less

(ii)	the principal amount of that Tranche repaid or prepaid by the date falling immediately before the Termination Date; less

(iii)	Y.

“Y” means, in relation to:

(i)	Tranche A, $265,625;

(ii)	Tranche B, $230,469;

(iii)	Tranche C, $215,278;

(iv)	Tranche D, $406,250; and

(v)	Tranche E, $375,000.

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6.2	Repayment Dates and Termination Date

(a)	The first Excess Cash Repayment Instalment in relation to each Tranche shall be repaid on 31 December 2019 and each following Excess Cash Repayment Instalment in relation to that Tranche on a quarterly basis thereafter, with the final Excess Cash Repayment Instalment being payable on 31 December 2020. For the avoidance of doubt no Excess Cash Repayment Instalment, shall be due and payable if there is no Excess Cash accumulated during the Cash Sweep Period ending immediately prior to the Repayment Date of that Excess Cash Repayment Instalment.

(b)	The first Amortizing Repayment Instalment in relation to each Tranche shall be repaid on 31 March 2021 and each following Amortizing Repayment Instalment in relation to that Tranche on a quarterly basis thereafter, with the final Amortizing Repayment Instalment being payable on the Termination Date.

(c)	The Balloon Instalment in relation to each Tranche shall be repaid on the Termination Date.

(d)	On the Termination Date, the Borrowers shall additionally pay to the Facility Agent for the account of the Finance Parties all other sums then accrued and owing under the Finance Documents.

6.3	Determination of Excess Cash

If upon receipt of the Excess Cash Certificate by the Facility Agent, the Excess Cash amount is a positive figure, the Borrowers shall pay the respective Repayment Instalment on the next Repayment Date falling due after receipt of such Excess Cash Certificate for further application towards repayment of the applicable Tranche on that Repayment Date.

6.4	Re-borrowing

No Borrower may re borrow any part of the Facility which is repaid.

7	Prepayment and Cancellation

7.1	Illegality

If it becomes unlawful in any applicable jurisdiction for a Lender, or an Affiliate of a Lender, for that Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in the Loan:

(a)	that Lender shall promptly notify the Facility Agent upon becoming aware of that event;

(b)	upon the Facility Agent notifying the Borrower, the Commitment of that Lender will be immediately cancelled; and

(c)	the Borrowers shall prepay that Lender's participation in the Loan on the last day of the Interest Period for the Loan occurring after the Facility Agent has notified the Borrowers or, if earlier, the date specified by that Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law) but without any penalty or any prepayment fee payable pursuant to Clause 11.3 (Back-end Fee) and that Lender's corresponding Commitment shall be cancelled in the amount of the participation prepaid.

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7.2	Voluntary and automatic cancellation

The Borrowers may, if it gives the Facility Agent not less than 10 Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of $1,000,000) of the Facility.

7.3	Voluntary prepayment of Loan

(a)	Subject to paragraphs (b) and (c) below, the Borrowers may, if it gives the Facility Agent not less than 10 Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of the Loan (but, if in part, in a minimum amount of $1,000,000).

(b)	Any partial prepayment under this Clause 7.3 (Voluntary prepayment of Loan) shall be applied against the Balloon Instalment of the Tranche being prepaid.

(c)	The Loan may be prepaid voluntarily pursuant to this Clause 7.3 (Voluntary prepayment of Loan) only after the end of the Non-Call Period.

7.4	Mandatory prepayment on sale or Total Loss

(a)	If a Ship is sold (without prejudice to paragraph 22.13(a) (Disposals)) or becomes a Total Loss the Borrowers shall on the applicable Relevant Date prepay the Tranche in relation to that Ship.

(b)	On the Relevant Date, the Borrowers shall also prepay such part of the Loan as shall eliminate any shortfall arising if the ratio set out in Clause 25 (Security Cover) were applied immediately following the payment referred to in paragraph (a) above and, solely in the case of mandatory prepayment triggered as a result of the sale of a Ship, the prepayment fee payable pursuant to Clause 11.3 (Back-end Fee).

(c)	Provided that no Default has occurred and is continuing, any remaining proceeds of the sale or Total Loss of a Ship after the prepayments referred to in paragraph (a) and paragraph (b) above have been made together with all other amounts that are payable on any such prepayment pursuant to the Finance Documents shall be paid to the Borrower that owned the relevant Ship.

(d)	In this Clause 7.4 (Mandatory prepayment on sale or Total Loss):

“Relevant Date” means:

(i)	in the case of a sale of a Ship, on the date on which the sale is completed by delivery of that Ship to the buyer of that Ship; and

(ii)	in the case of a Total Loss of a Ship, on the earlier of:

(A)	the date falling 90 days after the Total Loss Date; and

(B)	the date of receipt by the Security Agent of the proceeds of insurance relating to such Total Loss.

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7.5	Restrictions

(a)	Any notice of cancellation or prepayment given by any Party under this Clause 7 (Prepayment and Cancellation) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment and, if relevant, the part of the Loan to be prepaid or cancelled.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and without premium or penalty.

(c)	No Borrower may re borrow any part of the Facility which is prepaid.

(d)	No Borrower shall repay or prepay all or any part of the Loan or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e)	No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f)	If the Facility Agent receives a notice under this Clause 7 (Prepayment and Cancellation) it shall promptly forward a copy of that notice to either the Borrower or the affected Lenders, as appropriate.

(g)	If all or part of any Lender's participation in the Loan is repaid or prepaid, an amount of that Lender's Commitment (equal to the amount of the participation which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment.

7.6	Application of prepayments

Any prepayment of any part of the Loan (other than a prepayment pursuant to Clause 7.1 (Illegality)) shall be applied pro rata to each Lender's participation in that part of the Loan.

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Section 5

Costs of Utilisation

8	Interest

8.1	Calculation of interest

The rate of interest on the Loan or any part of the Loan for each Interest Period is the percentage rate per annum which is the aggregate of:

(a)	the Margin; and

(b)	LIBOR,

(the "Interest Rate”).

8.2	Payment of interest

The Borrowers shall pay accrued interest on the Loan or any part of the Loan on the last day of each Interest Period (each an "Interest Payment Date”).

8.3	Default interest

(a)	If a Transaction Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is 2.00 per cent. per annum higher than the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted part of the Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Facility Agent (acting on the instructions of the Majority Lenders). Any interest accruing under this Clause 8.3 (Default interest) shall be immediately payable by the Obligor on demand by the Facility Agent (acting on the instructions of the Majority Lenders).

(b)	If an Unpaid Sum consists of all or part of the Loan which became due on a day which was not the last day of an Interest Period relating to the Loan or that part of the Loan:

(i)	the first Interest Period for that Unpaid Sum shall have a duration equal to the unexpired portion of the current Interest Period relating to the Loan or that part of the Loan; and

(ii)	the rate of interest applying to that Unpaid Sum during that first Interest Period shall be 2.00 per cent. per annum higher than the rate which would have applied if that Unpaid Sum had not become due.

(c)	Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

8.4	Notification of rates of interest

(a)	The Facility Agent shall promptly notify the Lenders and the Borrowers of the determination of a rate of interest under this Agreement.

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(b)	The Facility Agent shall promptly notify the Borrower of each Funding Rate relating to the Loan, any part of the Loan or any Unpaid Sum.

9	Interest Periods

9.1	Duration of Interest Periods

(a)	Each Interest Period shall be three Months, save for the first Interest Period, which shall commence on the Utilisation Date and terminate on 30 September 2019.

(b)	The first Interest Period shall commence on the Utilisation Date and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period.

(c)	The first Interest Period for the second Advance shall start on the Utilisation Date of such Advance and end on the last day of the Interest Period applicable to the Loan on the date on which such Advance is made.

(d)	The Loan shall have one Interest Period only at any time.

(e)	An Interest Period in respect of the Loan or any part of the Loan shall not extend beyond the Termination Date~~.~~

9.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

10	Changes to the Calculation of Interest

10.1	Unavailability of Screen Rate

(a)	Interpolated Screen Rate: If no Screen Rate is available for LIBOR for the Interest Period of the Loan or any part of the Loan, the applicable LIBOR shall be the Interpolated Screen Rate for a period equal in length to the Interest Period of the Loan or that part of the Loan.

(b)	Reference Bank Rate: If no Screen Rate is available for LIBOR for:

(i)	dollars; or

(ii)	the Interest Period of the Loan or any part of the Loan and it is not possible to calculate the Interpolated Screen Rate,

the applicable LIBOR shall be the Reference Bank Rate as of the Specified Time and for a period equal in length to the Interest Period of the Loan or that part of the Loan.

(c)	Cost of funds: If paragraph (b) above applies but no Reference Bank Rate is available for dollars or the relevant Interest Period there shall be no LIBOR for the Loan or that part of the Loan (as applicable) and Clause 10.4 (Cost of funds) shall apply to the Loan or that part of the Loan for that Interest Period.

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10.2	Calculation of Reference Bank Rate

(a)	Subject to paragraph (b) below, if LIBOR is to be determined on the basis of a Reference Bank Rate but a Reference Bank does not supply a quotation by the Specified Time, the Reference Bank Rate shall be calculated on the basis of the quotations of the remaining Reference Banks.

(b)	If at or about noon on the Quotation Day none or only one of the Reference Banks supplies a quotation, there shall be no Reference Bank Rate for the relevant Interest Period.

10.3	Market disruption

If before close of business in London on the Quotation Day for the relevant Interest Period the Facility Agent receives notification from a Lender or Lenders (whose participations in the Loan or the relevant part of the Loan exceed 33.3 per cent. of the Loan or the relevant part of the Loan as appropriate) the cost to it of funding its participation in the Loan or that part of the Loan from whatever source it may reasonably select would be in excess of LIBOR then Clause 10.4 (Cost of funds) shall apply to the Loan or that part of the Loan (as applicable) for the relevant Interest Period.

10.4	Cost of funds

(a)	If this Clause 10.4 (Cost of funds) applies, the rate of interest on the Loan or the relevant part of the Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)	the weighted average of the rates notified to the Facility Agent by each Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period to be that which expresses as a percentage rate per annum the cost to the relevant Lender of funding its participation in the Loan or that part of the Loan from whatever source it may reasonably select.

(b)	If this Clause 10.4 (Cost of funds) applies and the Facility Agent or the Borrowers so require, the Facility Agent and the Borrowers shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

(c)	Subject to Clause 43.4 (Replacement of Screen Rate), any substitute or alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Borrowers, be binding on all Parties.

(d)	If paragraph (e) below does not apply and any rate notified to the Facility Agent under sub-paragraph (ii) of paragraph (a) above is less than zero, the relevant rate shall be deemed to be zero.

(e)	If this Clause 10.4 (Cost of funds) applies pursuant to Clause 10.3 (Market disruption) and:

(i)	a Lender's Funding Rate is less than LIBOR; or

(ii)	a Lender does not supply a quotation by the time specified in sub-paragraph (ii) of paragraph (a) above,

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(e)	the cost to that Lender of funding its participation in the Loan or the relevant part of the Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be LIBOR.

(f)	If this Clause 10.4 (Cost of funds) applies but any Lender does not supply a quotation by the time specified in sub-paragraph (ii) of paragraph (a) above, the rate of interest shall be calculated on the basis of the quotations of the remaining Lenders.

10.5	Break Costs

(a)	The Borrowers shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of the Loan or Unpaid Sum being paid by a Borrower on a day other than the last day of an Interest Period for the Loan, the relevant part of the Loan or that Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

11	Fees

11.1	Upfront fee

The Borrowers shall pay to the Facility Agent a non-refundable upfront fee (for the account of the Lenders pro-rata to their Commitments) in the amount $740,000 (representing 2 per cent. of the Total Commitments) on the first Utilisation Date.

11.2	Agency fee

The Borrowers shall pay to the Facility Agent (for its own account) a non-refundable annual agency fee in accordance with the Agency Fee Letter.

11.3	Back-end Fee

If the Borrowers prepay the Loan or any part thereof pursuant to Clause 7.4 (Mandatory prepayment on sale or Total Loss) during the Non-Call Period as a result of a sale of a Ship, the Borrowers shall additionally pay to the Facility Agent (for the account of the Lenders pro-rata to their Commitments) a non-refundable back-end fee on the date of such prepayment calculated on the basis of the following formula:

where:

E: means the back-end fee under this Clause 11.3.

X:	means the amount of the Tranche applicable to the Ship subject to the sale or the Total Loss, outstanding on the Relevant Date.

Y:	means the number of days falling from the date on which the sale or Total Loss applicable to the relevant Ship occurs to the end of the Non-Call Period.

Z:	means the Interest Rate which applies on the Relevant Date.

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11.4	Deferred Fee

The Borrowers shall, in relation to each Tranche, pay to the Facility Agent on the Payment Date applicable to that Tranche a non-refundable deferred fee in an amount calculated as being 1.50 per cent. of the relevant Maximum Tranche Amount.

In this Clause 11.4:

“Payment Date” means, in relation to a Tranche, the date falling on the earlier of:

(a)	the Relevant Date applicable to that Tranche;

(b)	the date on which that Tranche is repaid in full;

(c)	the date on which the Facility Agent (acting on the instructions of the Majority Lenders) takes any action as a result of the occurrence of an Event of Default which is continuing and a notice is served under clause 27.20 (Acceleration) of the Facility Agreement;

(d)	the Termination Date; and

(e)	the last day of the Security Period.

“Maximum Tranche Amount” means, in relation to:

(a)	Tranche A, $6,375,000;

(b)	Tranche B, $7,375,000;

(c)	Tranche C, $7,750,000;

(d)	Tranche D, $6,500,000; and

(e)	Tranche E, $9,000,000.
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Section 6

Additional Payment Obligations

12	Tax Gross Up and Indemnities

12.1	Definitions

(a)	In this Agreement:

“Protected Party” means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 12.2 (Tax gross-up) or a payment under Clause 12.3 (Tax indemnity).

(b)	Unless a contrary indication appears, in this Clause 12 (Tax Gross Up and Indemnities) reference to "determines” or "determined” means a determination made in the absolute discretion of the person making the determination.

12.2	Tax gross-up

(a)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	The Borrowers shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly. Similarly, a Lender shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender. If the Facility Agent receives such notification from a Lender it shall notify the Borrowers and that Obligor.

(c)	If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)	Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

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12.3	Tax indemnity

(a)	The Obligors shall (within three Business Days of demand by the Facility Agent acting on the instructions of a Protected Party or claiming on its own behalf) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)	under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under Clause 12.2 (Tax gross-up); or

(B)	relates to a FATCA Deduction required to be made by a Party.

(c)	A Protected Party making, or intending to make, a claim under paragraph (a) above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Obligors.

(d)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 12.3 (Tax indemnity), notify the Facility Agent.

12.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was received; and

(b)	that Finance Party has obtained and utilised that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

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12.5	Stamp taxes

The Obligors shall pay and, within three Business Days of demand, indemnify each Secured Party against any cost, loss or liability which that Secured Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

12.6	VAT

(a)	All amounts expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that Party).

(b)	If VAT is or becomes chargeable on any supply made by any Finance Party (the "Supplier”) to any other Finance Party (the "Recipient”) under a Finance Document, and any Party other than the Recipient (the "Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)	(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this sub-paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)	(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)	Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part of it as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d)	Any reference in this Clause 12.6 (VAT) to any Party shall, at any time when that Party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union) so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time or the relevant representative member (or representative or head) of that group or unity at the relevant time (as the case may be).

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(e)	In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party's VAT registration and such other information as is reasonably requested in connection with such Finance Party's VAT reporting requirements in relation to such supply.

12.7	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party; and

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to sub-paragraph (i) of paragraph (a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige any Finance Party to do anything and sub-paragraph (iii) of paragraph (a) above shall not oblige any other Party to do anything which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with sub-paragraphs (i) or (ii) of paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

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(e)	If any Borrower is a US Tax Obligor, or the Facility Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Lender shall, within ten Business Days of:

(i)	where a Borrower is a US Tax Obligor and the relevant Lender is an Original Lender, the date of this Agreement;

(ii)	where a Borrower is a US Tax Obligor on a Transfer Date and the relevant Lender is a New Lender, the relevant Transfer Date; or

(iii)	where a Borrower is not a US Tax Obligor, the date of a request from the Facility Agent,

supply to the Facility Agent:

(iv)	a withholding certificate on Form W-8, Form W-9 or any other relevant form; or

(v)	any withholding statement or other document, authorisation or waiver as the Facility Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation.

(f)	The Facility Agent shall provide any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) above to the Borrowers.

(g)	If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Facility Agent by a Lender pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Facility Agent unless it is unlawful for that Lender to do so (in which case that Lender shall promptly notify the Facility Agent). The Facility Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the Borrowers.

(h)	The Facility Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) or (g) above without further verification. The Facility Agent shall not be liable for any action taken by it under or in connection with paragraphs (e), (f) or (g) above.

12.8	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify each Obligor and the Facility Agent and the Facility Agent shall notify the other Finance Parties.

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13	Increased Costs

13.1	Increased costs

(a)	Subject to Clause 13.3 (Exceptions), the Borrowers shall, within three Business Days of a demand by the Facility Agent (acting on the instructions of a Lender or claiming on its own behalf), pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or

(ii)	compliance with any law or regulation made,

in each case after the date of this Agreement; or

(iii)	the implementation, application of or compliance with Basel III or CRD IV or any law or regulation that implements or applies Basel III or CRD IV.

(b)	In this Agreement:

(i)	“Basel III” means:

(A)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in "Basel III: A global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(B)	the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(C)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel III".

(ii)	“CRD IV” means:

(A)	Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012;

(B)	Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC; and

(C)	any other law or regulation which implements Basel III.

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(iii)	“Increased Costs” means:

(A)	a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

(B)	an additional or increased cost; or

(C)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

Notwithstanding anything above to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and all requests, rules, guidelines and directives promulgated thereunder, are deemed to have been introduced or adopted after the date of this Agreement, regardless of the date enacted or adopted.

13.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to Clause 13.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Borrowers.

(b)	Each Finance Party shall provide a certificate confirming the amount of its Increased Costs.

13.3	Exceptions

Clause 13.1 (Increased costs) does not apply to the extent any Increased Cost is:

(a)	attributable to a Tax Deduction required by law to be made by an Obligor;

(b)	attributable to a FATCA Deduction required to be made by a Party;

(c)	compensated for by Clause 12.3 (Tax indemnity) (or would have been compensated for under Clause 12.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 12.3 (Tax indemnity) applied); or

(d)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

14	Other Indemnities

14.1	Currency indemnity

(a)	If any sum due from an Obligor under the Finance Documents (a "Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency”) in which that Sum is payable into another currency (the "Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

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that Obligor shall, as an independent obligation, on demand, indemnify each Secured Party to which that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person of its business at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2	Other indemnities

(a)	Each Obligor shall, on demand, indemnify each Secured Party against any cost, loss or liability incurred by it as a result of:

(i)	the occurrence of any Event of Default;

(ii)	a failure by a Transaction Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 33 (Sharing among the Finance Parties);

(iii)	funding, or making arrangements to fund, its participation in the Loan requested by the Borrowers in the Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Secured Party alone); or

(iv)	the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrowers.

(b)	Each Obligor shall, on demand, indemnify each Finance Party, each Indemnified Person, against any cost, loss or liability incurred by that Indemnified Person pursuant to or in connection with any litigation, arbitration or administrative proceedings or regulatory enquiry, in connection with or arising out of the entry into and the transactions contemplated by the Finance Documents, having the benefit of any Security constituted by the Finance Documents or which relates to the condition or operation of, or any incident occurring in relation to, a Ship unless such cost, loss or liability is caused by the gross negligence or wilful misconduct of that Indemnified Person.

(c)	Without limiting, but subject to any limitations set out in paragraph (b) above, the indemnity in paragraph (b) above shall cover any cost, loss or liability incurred by each Indemnified Person in any jurisdiction:

(i)	arising or asserted under or in connection with any law relating to safety at sea, the ISM Code, any Environmental Law or any Sanctions; or

(ii)	in connection with any Environmental Claim.

(d)	Any Affiliate or any officer or employee of a Finance Party or of any of its Affiliates may rely on this Clause 14.2 (Other indemnities) subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

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14.3	Indemnity to the Facility Agent

Each Obligor shall, on demand, indemnify each Indemnified Person against:

(a)	any cost, loss or liability incurred by the Facility Agent (acting reasonably) as a result of:

(i)	investigating (acting on the instructions of the Majority Lenders) any event which the Majority Lenders reasonably believe is a Default; or

(ii)	acting or relying on any notice, request or instruction which the Majority Lenders reasonably believe to be genuine, correct and appropriately authorised; or

(iii)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under the Finance Documents or as may be reasonably required by the Majority Lenders; and

(b)	any cost, loss or liability incurred by any Indemnified Person (otherwise than by reason of that Indemnified Person's gross negligence or wilful misconduct) or, in the case of any cost, loss or liability pursuant to Clause 34.11 (Disruption to Payment Systems etc.) notwithstanding that Indemnified Person's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud or gross negligence of the Facility Agent in acting as Facility Agent under the Finance Documents.

14.4	Indemnity to the Security Agent

(a)	Each Obligor shall, on demand, indemnify each Indemnified Person against any cost, loss or liability incurred by any of them:

(i)	in relation to or as a result of:

(A)	any failure by the Borrowers to comply with its obligations under Clause 16 (Costs and Expenses);

(B)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(C)	the taking, holding, protection or enforcement of the Finance Documents and the Transaction Security;

(D)	the exercise of any of the rights, powers, discretions, authorities and remedies vested in that Indemnified Person by the Finance Documents or by law;

(E)	any default by any Transaction Obligor in the performance of any of the obligations expressed to be assumed by it in the Finance Documents;

(F)	any action by any Transaction Obligor which vitiates, reduces the value of, or is otherwise prejudicial to, the Transaction Security; and

(G)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under the Finance Documents;

(ii)	acting as Security Agent, Receiver or Delegate under the Finance Documents or which otherwise relates to any of the Security Property or the performance of the terms of this Agreement or the other Finance Documents (otherwise, in each case, than by reason of the relevant Indemnified Person's gross negligence or wilful misconduct).

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(b)	The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Security Assets in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 14.4 (Indemnity to the Security Agent) and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all monies payable to it.

15	Mitigation by the Finance Parties

15.1	Mitigation

(a)	Each Finance Party shall, in consultation with the Borrowers, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 12 (Tax Gross Up and Indemnities) or Clause 13 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Transaction Obligor under the Finance Documents.

15.2	Limitation of liability

(a)	Each Obligor shall, on demand, indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 15.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 15.1 (Mitigation) if in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

16	Costs and Expenses

16.1	Transaction expenses

The Obligors shall, on demand, pay the Facility Agent and the Security Agent the amount of all costs and expenses (including legal fees) reasonably incurred by any Secured Party in connection with the negotiation, preparation, printing, execution, administration syndication and perfection of:

(a)	this Agreement and any other documents referred to in this Agreement or in a Security Document; and

(b)	any other Finance Documents executed after the date of this Agreement.

16.2	Amendment costs

If:

(a)	a Transaction Obligor requests an amendment, waiver or consent; or

(b)	an amendment is required pursuant to Clause 34.9 (Change of currency); or

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(c)	a Transaction Obligor requests, and the Security Agent agrees to (acting on the instructions of the Majority Lenders), the release of all or any part of the Security Assets from the Transaction Security, the Obligors shall, on demand, reimburse each of the Facility Agent and the Security Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by each Secured Party in responding to, evaluating, negotiating or complying with that request or requirement.

16.3	Enforcement and preservation costs

The Obligors shall, on demand, pay to each Secured Party the amount of all costs and expenses (including legal fees) incurred by that Secured Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document or the Transaction Security and with any proceedings instituted by or against that Secured Party as a consequence of it entering into a Finance Document, taking or holding the Transaction Security, or enforcing those rights.

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Section 7

Guarantee

17	Guarantee and Indemnity

17.1	Guarantee and indemnity

The Parent Guarantor irrevocably and unconditionally:

(a)	guarantees to each Finance Party punctual performance by each Transaction Obligor other than the Parent Guarantor of all the Borrowers' obligations under the Finance Documents;

(b)	undertakes with each Finance Party that whenever a Transaction Obligor other than the Parent Guarantor does not pay any amount when due under or in connection with any Finance Document, the Parent Guarantor shall immediately on demand pay that amount as if it were the principal obligor; and

(c)	agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, loss or liability it incurs as a result of a Transaction Obligor other than the Parent Guarantor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by the Parent Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 17 (Guarantee and Indemnity) if the amount claimed had been recoverable on the basis of a guarantee.

17.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Transaction Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

17.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Transaction Obligor or any security for those obligations or otherwise) is made by a Secured Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of the Parent Guarantor under this Clause 17 (Guarantee and Indemnity) will continue or be reinstated as if the discharge, release or arrangement had not occurred.

17.4	Waiver of defences

The obligations of the Parent Guarantor under this Clause 17 (Guarantee and Indemnity) and in respect of any Transaction Security will not be affected or discharged by an act, omission, matter or thing which, but for this Clause 17.4 (Waiver of defences), would reduce, release or prejudice any of its obligations under this Clause 17 (Guarantee and Indemnity) or in respect of any Transaction Security (without limitation and whether or not known to it or any Secured Party) including:

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(a)	any time, waiver or consent granted to, or composition with, any Transaction Obligor or other person;

(b)	the release of any other Transaction Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect or delay in perfecting, or refusal or neglect to take up or enforce, or delay in taking or enforcing any rights against, or security over assets of, any Transaction Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Transaction Obligor or any other person;

(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

17.5	Immediate recourse

The Parent Guarantor waives any right it may have of first requiring any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person (including without limitation to commence any proceedings under any Finance Document or to enforce any Transaction Security) before claiming or commencing proceedings under this Clause 17 (Guarantee and Indemnity). This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

17.6	Appropriations

All amounts which may be or become payable by the Transaction Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Secured Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by that Secured Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Parent Guarantor shall not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from the Parent Guarantor or on account of the Parent Guarantor's liability under this Clause 17 (Guarantee and Indemnity).

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17.7	Deferral of Parent Guarantor's rights

All rights which the Parent Guarantor at any time has (whether in respect of this guarantee, a mortgage or any other transaction) against any Borrower, any other Transaction Obligor or their respective assets shall be fully subordinated to the rights of the Secured Parties under the Finance Documents and until the end of the Security Period and unless the Facility Agent otherwise directs (acting on the instructions of the Majority Lenders), the Parent Guarantor will not exercise any rights which it may have (whether in respect of any Finance Document to which it is a Party or any other transaction) by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 17 (Guarantee and Indemnity):

(a)	to be indemnified by a Transaction Obligor;

(b)	to claim any contribution from any third party providing security for, or any other guarantor of, any Transaction Obligor's obligations under the Finance Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Secured Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Secured Party;

(d)	to bring legal or other proceedings for an order requiring any Transaction Obligor to make any payment, or perform any obligation, in respect of which the Parent Guarantor has given a guarantee, undertaking or indemnity under Clause 17.1 (Guarantee and indemnity);

(e)	to exercise any right of set-off against any Transaction Obligor; and/or

(f)	to claim or prove as a creditor of any Transaction Obligor in competition with any Secured Party.

If the Parent Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Secured Parties by the Transaction Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Secured Parties and shall promptly pay or transfer the same to the Facility Agent or as the Facility Agent may direct (acting on the instructions of the Majority Lenders) for application in accordance with Clause 34 (Payment Mechanics).

17.8	Additional security

This guarantee and any other Security given by the Parent Guarantor is in addition to and is not in any way prejudiced by, and shall not prejudice, any other guarantee or Security or any other right of recourse now or subsequently held by any Secured Party or any right of set-off or netting or right to combine accounts in connection with the Finance Documents.

17.9	Applicability of provisions of Guarantee to other Security

Clauses 17.2 (Continuing guarantee), 17.3 (Reinstatement), 17.4 (Waiver of defences), 17.5 (Immediate recourse), 17.6 (Appropriations), 17.7 (Deferral of Parent Guarantor's rights) and 17.8 (Additional security) shall apply, with any necessary modifications, to any Security which the Parent Guarantor creates (whether at the time at which it signs this Agreement or at any later time) to secure the Secured Liabilities or any part of them.

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18	Joint And Several Liability Of The Borrowers

18.1	Joint and several liability

All liabilities and obligations of the Borrowers under this Agreement shall, whether expressed to be so or not, be joint and several.

18.2	Waiver of defences

The liabilities and obligations of a Borrower shall not be impaired by:

(a)	this Agreement being or later becoming void, unenforceable or illegal as regards any other Borrower;

(b)	any Lender or the Security Agent entering into any rescheduling, refinancing or other arrangement of any kind with any other Borrower;

(c)	any Lender or the Security Agent releasing any other Borrower or any Security created by a Finance Document; or

(d)	any time, waiver or consent granted to, or composition with any other Borrower or other person;

(e)	the release of any other Borrower or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(f)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any other Borrower or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(g)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any other Borrower or any other person;

(h)	any amendment, novation, supplement, extension, restatement (however fundamental, and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(i)	any unenforceability, illegality or invalidity of any obligation or any person under any Finance Document or any other document or security; or

(j)	any insolvency or similar proceedings.

18.3	Principal Debtor

Each Borrower declares that it is and will, throughout the Security Period, remain a principal debtor for all amounts owing under this Agreement and the Finance Documents and no Borrower shall, in any circumstances, be construed to be a surety for the obligations of any other Borrower under this Agreement.

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18.4	Borrower restrictions

(a)	Subject to paragraph 0 below, during the Security Period no Borrower shall:

(i)	claim any amount which may be due to it from any other Borrower whether in respect of a payment made under, or matter arising out of, this Agreement or any Finance Document, or any matter unconnected with this Agreement or any Finance Document; or

(ii)	take or enforce any form of security from any other Borrower for such an amount, or in any way seek to have recourse in respect of such an amount against any asset of any other Borrower; or

(iii)	set off such an amount against any sum due from it to any other Borrower; or

(iv)	prove or claim for such an amount in any liquidation, administration, arrangement or similar procedure involving any other Borrower; or

(v)	exercise or assert any combination of the foregoing.

(b)	If during the Security Period, the Facility Agent, by notice to a Borrower, requires it to take any action referred to in paragraph 0 above in relation to any other Borrower, that Borrower shall take that action as soon as practicable after receiving the Facility Agent's notice.

18.5	Deferral of Borrowers' rights

Until all amounts which may be or become payable by the Borrowers under or in connection with the Finance Documents have been irrevocably paid in full and unless the Facility Agent otherwise directs, no Borrower will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a)	to be indemnified by any other Borrower; or

(b)	to claim any contribution from any other Borrower in relation to any payment made by it under the Finance Documents.

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Section 8

Representations, Undertakings and Events of Default

19	Representations

19.1	General

Each Obligor makes the representations and warranties set out in this Clause 19 (Representations) to each Finance Party on the date of this Agreement.

19.2	Status

(a)	It is a corporation, duly incorporated and validly existing in good standing under the law of its Original Jurisdiction.

(b)	It and each Transaction Obligor has the power to own its assets and carry on its business as it is being conducted.

19.3	Share capital and ownership

(a)	Borrower A is authorised to issue 500 bearer and/or registered shares with no par value, all of which have been issued in registered form and are fully paid.

(b)	Borrower B is authorised to issue 500 bearer and/or registered shares with no par value, all of which have been issued in registered form and are fully paid.

(c)	Borrower C is authorised to issue 500 bearer and/or registered shares with no par value, all of which have been issued in registered form and are fully paid.

(d)	Borrower D is authorised to issue 500 bearer and/or registered shares with no par value, all of which have been issued in registered form and are fully paid.

(e)	Borrower E is authorised to issue 1,200 ordinary shares with par value of Euro1.00 each, all of which have been issued and are fully paid.

(f)	the Parent Guarantor is authorised to issue 700,000,000 shares of capital stock, consisting of 500,000,000 registered shares of common stock with a par value of $0.004 per share, 100,000,000 registered shares of class B common stock with a par value of $0.001 per share and 100,000,000 preferred stock with a par value of $0.001 per shares.

(g)	The legal title to and beneficial interest in the share capital in each Borrower is held free of any Security (except for Permitted Security) or any other claim by the Parent Guarantor.

(h)	None of the shares in any Borrower is subject to any option to purchase, pre-emption rights or similar rights.

19.4	Binding obligations

The obligations expressed to be assumed by it in each Transaction Document to which it is a party are legal, valid, binding and enforceable obligations.

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19.5	Validity, effectiveness and ranking of Security

(a)	Each Finance Document to which it is a party does now or, as the case may be, will upon execution and delivery create, subject to the Perfection Requirements, the Security it purports to create over any assets to which such Security, by its terms, relates, and such Security will, when created or intended to be created, be valid and effective.

(b)	No third party has or will have any Security (except for Permitted Security) over any assets that are the subject of any Transaction Security granted by it.

(c)	Subject to the Perfection Requirements, the Transaction Security granted by it to the Security Agent or any other Secured Party has or will when created or intended to be created have first ranking priority and is not subject to any prior ranking or pari passu ranking security.

(d)	No concurrence, consent or authorisation of any person is required for the creation of or otherwise in connection with any Transaction Security.

19.6	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, each Transaction Document to which it is a party do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	its constitutional documents; or

(c)	any agreement or instrument binding upon it or constitute a default or termination event (however described) under any such agreement or instrument.

19.7	Power and authority

(a)	It has the power to enter into, perform and deliver, and has taken all necessary action to authorise:

(i)	its entry into, performance and delivery of, each Transaction Document to which it is or will be a party and the transactions contemplated by those Transaction Documents; and

(ii)	in the case of each Borrower, its continuing registration of the Ship owned by it under the Approved Flag.

(b)	No limit on its powers will be exceeded as a result of the borrowing, granting of security or giving of guarantees or indemnities contemplated by the Transaction Documents to which it is a party.

19.8	Validity and admissibility in evidence

All Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party; and

(b)	to make the Transaction Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

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have been obtained or effected and are in full force and effect.

19.9	Governing law and enforcement

(a)	The choice of governing law of each Transaction Document to which it is a party will be recognised and enforced in its Relevant Jurisdictions.

(b)	Any judgment obtained in relation to a Transaction Document to which it is a party in the jurisdiction of the governing law of that Transaction Document will be recognised and enforced in its Relevant Jurisdictions.

19.10	Insolvency

No:

(a)	corporate action, legal proceeding or other procedure or step described in paragraph (a) of Clause 27.8 (Insolvency proceedings); or

(b)	creditors' process described in Clause 27.9 (Creditors' process),

has been taken or, to its knowledge, threatened in relation to any member of the Group Transaction Document to which it is a party; and none of the circumstances described in Clause 27.7 (Insolvency) applies to any member of the Group.

19.11	No filing or stamp taxes

Under the laws of its Relevant Jurisdictions it is not necessary that the Finance Documents to which it is a party be registered, filed, recorded, notarised or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents to which it is a party or the transactions contemplated by those Finance Documents except any filing, recording or enrolling or any tax or fee payable in relation to the Mortgage which is referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) and which will be made or paid promptly after the date of the relevant Finance Document.

19.12	Deduction of Tax

It is not required to make any Tax Deduction from any payment it may make under any Finance Document to which it is a party.

19.13	No default

(a)	No Event of Default and, on the date of this Agreement and on each Utilisation Date, no Default is continuing or might reasonably be expected to result from the making of the Utilisation or the entry into, the performance of, or any transaction contemplated by, any Transaction Document to which it is a party.

(b)	No other event or circumstance is outstanding which constitutes a default or a termination event (however described) under any other agreement or instrument which is binding on it or to which its assets are subject which would have a Material Adverse Effect.

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19.14	No misleading information

(a)	Any factual information provided by any member of the Group for the purposes of this Agreement was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)	The financial projections contained in any such information have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

(c)	Nothing has occurred or been omitted from any such information and no information has been given or withheld that results in any such information being untrue or misleading in any material respect.

19.15	Financial Statements and Management Accounts

(a)	Its Original Financial Statements were prepared in accordance with GAAP consistently applied.

(b)	Its Original Financial Statements fairly represent its financial condition as at the end of the period to which they relate and its results of operations during the relevant financial period.

(c)	There has been no material adverse change in its assets, business or financial condition since 31 March 2019.

(d)	The most recent management accounts delivered pursuant to Clause 20.2 (Management accounts):

(i)	have been prepared in accordance with Clause 20.3 (Requirements as to management accounts); and

(ii)	fairly represent the results of the operation of the relevant Ship and cash flows of the relevant Borrower during the three-month period they refer to.

(e)	The most recent published financial statements of the Parent Guarantor give a true and fair view of (if audited) or fairly represent (if unaudited) its financial condition as at the end of the relevant financial year or, as the case may be, six-month period and the operations during the relevant financial year or six-month period.

(f)	Since the date of the most recent management accounts delivered pursuant to Clause 20.2 (Management accounts) there has been no material adverse change in its business, assets or financial condition (or the business or the consolidated financial condition of the Group, in the case of the Parent Guarantor).

19.16	Pari passu ranking

Its payment obligations under the Finance Documents to which it is a party rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

19.17	No proceedings pending or threatened

(a)	No litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it or any other member of the Group.

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(b)	No judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body which might reasonably be expected to have a Material Adverse Effect has (to the best of its knowledge and belief (having made due and careful enquiry)) been made against it or any other member of the Group.

19.18	Valuations

(a)	All information supplied by it or on its behalf to an Approved Valuer for the purposes of a valuation delivered to the Facility Agent in accordance with this Agreement was true and accurate as at the date it was supplied or (if appropriate) as at the date (if any) at which it is stated to be given.

(b)	It has not omitted to supply any information to an Approved Valuer which, if disclosed, would adversely affect any valuation prepared by such Approved Valuer.

(c)	There has been no change to the factual information provided pursuant to paragraph (a) above in relation to any valuation between the date such information was provided and the date of that valuation which, in either case, renders that information untrue or misleading in any material respect.

19.19	No breach of laws

(a)	It and no other member of the Group has not breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

(b)	No Transaction Obligor or any Affiliate thereof is in violation of and nor shall it violate any of the country or list based economic and trade sanctions administered and enforced by OFAC that are described or referenced at http://ustreas.gov/offices/enforcement/ofac or as otherwise published from time to time.

19.20	No Charter

Except as disclosed by the Borrowers to the Facility Agent in writing on or before the date of this Agreement, no Ship is subject to any Charter other than a Permitted Charter.

19.21	Compliance with Environmental Laws

All Environmental Laws relating to the ownership, operation and management of each Ship and the business of each member of the Group (as now conducted and as reasonably anticipated to be conducted in the future) and the terms of all Environmental Approvals have been complied with.

19.22	No Environmental Claim

No Environmental Claim has been made or threatened against any Transaction Obligor or any Ship.

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19.23	No Environmental Incident

No Environmental Incident has occurred and no person has claimed that an Environmental Incident has occurred.

19.24	ISM and ISPS Code compliance

All requirements of the ISM Code and the ISPS Code as they relate to each Borrower, the Approved Technical Manager and each Ship have been complied with.

19.25	Taxes paid

(a)	It is not materially overdue in the filing of any Tax returns and it is not overdue in the payment of any amount in respect of Tax.

(b)	No claims or investigations are being, or are reasonably likely to be, made or conducted against it with respect to Taxes.

19.26	Financial Indebtedness

(a)	No Borrower has any Financial Indebtedness outstanding other than Permitted Financial Indebtedness.

(b)	The representation under paragraph (a) above shall not extend to the Permitted Trade Debt, if such representation is made during the period commencing on the date of this Agreement and ending 45 days thereafter.

19.27	Overseas companies

No Transaction Obligor has delivered particulars, whether in its name stated in the Finance Documents or any other name, of any UK Establishment to the Registrar of Companies as required under the Overseas Regulations or, if it has so registered, it has provided to the Facility Agent sufficient details to enable an accurate search against it to be undertaken by the Lenders at the Companies Registry.

19.28	Good title to assets

Each Borrower has good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

19.29	Ownership

(a)	Borrower A is the sole legal and beneficial owner of the Ship A, the Earnings and the Insurances.

(b)	Borrower B is the sole legal and beneficial owner of the Ship B, the Earnings and the Insurances.

(c)	Borrower C is the sole legal and beneficial owner of the Ship C, the Earnings and the Insurances.

(d)	Borrower D is the sole legal and beneficial owner of the Ship D, the Earnings and the Insurances.

(e)	Borrower E is the sole legal and beneficial owner of the Ship E, the Earnings and the Insurances.

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(f)	With effect on and from the date of its creation or intended creation, each Transaction Obligor will be the sole legal and beneficial owner of any asset that is the subject of any Transaction Security created or intended to be created by such Transaction Obligor.

(g)	The constitutional documents of each Transaction Obligor do not and could not restrict or inhibit any transfer of the shares of the Borrowers on creation or enforcement of the security conferred by the Security Documents.

19.30	No employee or pension arrangements

No Borrower has any employees or any liabilities under any pension scheme.

19.31	Sanctions

(a)	No Transaction Obligor:

(i)	is a Prohibited Person;

(ii)	is owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person;

(iii)	owns or controls a Prohibited Person; or

(iv)	has a Prohibited Person serving as a director, officer or, to the best of its knowledge, employee.

(b)	No proceeds of the Loan shall be made available, directly or indirectly, to or for the benefit of a Prohibited Person nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions.

19.32	Centre of main interests and establishments

For the purposes of The Council of the European Union Regulation No. 2015/848 on Insolvency Proceedings (recast)(the "Regulation”), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in Greece and it has no "establishment" (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.

19.33	Place of business

No Transaction Obligor has a place of business in any country other than Greece and its head office functions are carried out at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

19.34	US Tax Obligor

No Obligor is a US Tax Obligor.

19.35	Margin Regulations; Investment Company Act

(a)	No Borrower is engaged, nor will it engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System of the United States).

(b)	No Borrower is, nor is it required to be, registered as an "investment company" under the United States of America Investment Company Act of 1940

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19.36	Patriot Act

To the extent applicable each Borrower is in compliance with (i) the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V) and any other enabling legislation or executive order relating thereto and (ii) the PATRIOT Act. No part of the proceeds of the Loan will be used, directly or indirectly, for any payments to any government official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

19.37	Miscellaneous

(a)	Borrowing the Total Commitments would not cause any borrowing or similar limit binding on any Borrower to be exceeded;

(b)	Neither Obligor has delivered particulars of any UK establishment to the Registrar of Companies as required under the Overseas Regulations; and

(c)	Each Obligor confirms that each copy document relating to it, specified in Part A or Part B of Schedule 2 (Conditions Precedent) of this Agreement, is correct and complete as at the Utilisation Date.

19.38	Repetition

The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period.

20	Information Undertakings

20.1	General

The undertakings in this Clause 20 (Information Undertakings) remain in force throughout the Security Period unless the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders), may otherwise permit.

20.2	Management accounts

Each Borrower shall, in respect of the Ship owned by it, supply to the Facility Agent in sufficient copies for all the Lenders as soon as the same become available, but in any event within 70 days after the end of each Cash Sweep Period, its unaudited management accounts (balance sheet, income statement and cash flow statement) in a format approved by the Facility Agent which show the results of the operation of that Ship during the preceding three-month period.

20.3	Requirements as to financial statements and management accounts

(a)	The management accounts delivered by each Borrower pursuant to Clause 20.2 (Management accounts) shall be certified by an officer of that company as fairly representing the results of the operation of that Ship and cash flows of that Borrower during the preceding three-month period.

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(b)	Each Borrower shall procure that each set of its unaudited management accounts is prepared using GAAP and accounting practices consistent with those applied in the preparation of the Original Financial Statements for the Parent Guarantor unless, in relation to any set of management accounts, it notifies the Facility Agent that there has been a change in GAAP or the accounting practices and each Borrower delivers to the Facility Agent a description of any change necessary for those management accounts to reflect the GAAP and accounting practices upon which the Original Financial Statements or the latest audited annual financial statements of the Parent Guarantor were prepared.

20.4	Information: miscellaneous

Each Obligor shall supply to the Facility Agent (acting on the instructions of the Majority Lenders) (in sufficient copies for all the Lenders, if the Facility Agent (acting on the instructions of the Majority Lenders) so requests):

(a)	all documents dispatched by it to its shareholders (or any class of them) or its creditors generally promptly upon a request of the Facility Agent (acting on the instructions of the Majority Lenders);

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) which are current, threatened or pending against any member of the Group, and which would, if adversely determined, have a Material Adverse Effect;

(c)	promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral body or agency which is made against any member of the Group and which might have a Material Adverse Effect;

(d)	promptly, its constitutional documents where these have been amended or varied;

(e)	promptly, such further information and/or documents regarding:

(i)	each Ship, goods transported on that Ship, its Earnings and its Insurances;

(ii)	the Security Assets;

(iii)	compliance of the Transaction Obligors with the terms of the Finance Documents;

(iv)	the Accounts, the Greek Accounts and/or the Closed Accounts; and

(v)	the financial condition, business and operations of any member of the Group,

as any Finance Party (through the Facility Agent) may reasonably request; and

(f)	promptly, such further information and/or documents as any Finance Party (through the Facility Agent) may reasonably request so as to enable such Finance Party to comply with any laws applicable to it or as may be required by any regulatory authority.

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20.5	Notification of Default

(a)	Each Obligor shall notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)	Promptly upon a request by the Facility Agent (acting on the instructions of the Majority Lenders), each Borrower shall supply to the Facility Agent a certificate signed by two of its officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

20.6	Use of websites

(a)	Each Obligor may satisfy its obligation under the Finance Documents to which it is a party to deliver any information in relation to those Lenders (the "Website Lenders”) which accept this method of communication by posting this information onto an electronic website designated by the Borrowers and the Facility Agent (the "Designated Website”) if:

(i)	the Facility Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(ii)	both the relevant Obligor and the Facility Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)	the information is in a format previously agreed between the relevant Obligor and the Facility Agent (acting on the instructions of the Majority Lenders).

If any Lender (a "Paper Form Lender”) does not agree to the delivery of information electronically then that Lender shall notify the Facility Agent and the Facility Agent shall notify the Obligors accordingly and each Obligor shall supply the information to the Facility Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event each Obligor shall supply the Facility Agent with at least one copy in paper form of any information required to be provided by it.

(b)	The Facility Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Obligors or any of them and the Facility Agent.

(c)	An Obligor shall promptly upon becoming aware of its occurrence notify the Facility Agent if:

(i)	the Designated Website cannot be accessed due to technical failure;

(ii)	the password specifications for the Designated Website change;

(iii)	any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv)	any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v)	if that Obligor becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

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If an Obligor notifies the Facility Agent under sub-paragraph (i) or (v) of paragraph (c) above, all information to be provided by the Obligors under this Agreement after the date of that notice shall be supplied in paper form unless and until the Facility Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d)	Any Website Lender may request, through the Facility Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Obligors shall comply with any such request within 10 Business Days.

20.7	“Know your customer“ checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of a Transaction Obligor (including, without limitation, a change of ownership of a Transaction Obligor) after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges a Finance Party (or, in the case of sub-paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of any Finance Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by a Servicing Party (for itself or on behalf of any other Finance Party) or any Lender (for itself or, in the case of the event described in sub-paragraph (iii) above, on behalf of any prospective new Lender) in order for such Finance Party or, in the case of the event described in sub-paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations, including Sanctions, pursuant to the transactions contemplated in the Finance Documents including without limitation obtaining, verifying and recording certain information and documentation that will allow the Facility Agent and each of the Lenders to identify each Transaction Obligor in accordance with the requirements of the PATRIOT Act.

(b)	Each Lender shall promptly upon the request of a Servicing Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Servicing Party (for itself) in order for that Servicing Party to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

20.8	Anti-money laundering

Each Borrower shall promptly upon the request of a Servicing Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by a Servicing Party (for itself) in order for that Servicing Party to be satisfied it has complied with all necessary anti-money laundering laws.

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20.9	Compliance Certificate

The Borrowers shall supply to the Facility Agent together with the management accounts delivered pursuant to Clause 20.2 (Management accounts), a Compliance Certificate setting out the computations as to compliance (or not, as the case may be) with Clause 21 (Financial covenants) and the minimum required security cover pursuant to Clause 25 (Security Cover) and the balances standing to the credit of each Greek Account.

21	Financial Covenants

21.1	Borrowers' Minimum liquidity

The Borrowers shall maintain in the Liquidity Account, on and from the relevant Utilisation Date and at all times thereafter during the Security Period, a credit balance of not less than $250,000 for each Mortgaged Ship (the "Minimum Liquidity Amount”).

21.2	Group Minimum Liquidity Amount

The Parent Guarantor shall maintain, on a consolidated basis, at the end of each calendar quarter Liquid Funds in an amount, in aggregate, of not less than 5 per cent. of the consolidated Financial Indebtedness of the Group as reflected in the most recent financial statements of the Parent Guarantor.

21.3	Buffer Amount

Each Borrower shall maintain in its Earnings Account during a Cash Sweep Period the applicable Buffer Amount.

22	General Undertakings

22.1	General

The undertakings in this Clause 22 (General Undertakings) remain in force on and from the date of this Agreement and throughout the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

22.2	Authorisations

Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Facility Agent of,

any Authorisation required under any law or regulation of a Relevant Jurisdiction or the state of the Approved Flag at any time of each Ship to enable it to:

(i)	perform its obligations under the Transaction Documents to which it is a party;

(ii)	ensure the legality, validity, enforceability or admissibility in evidence in any Relevant Jurisdiction or in the state of the Approved Flag at any time of each Ship of any Transaction Document to which it is a party; and

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(iii)	own and operate each Ship (in the case of the Borrowers).

22.3	Corporate Existence

Each Obligor shall, and shall procure that each other Transaction Obligor will maintain its separate corporate existence, remain in goodstanding under the law of its jurisdiction of incorporation and duly observe and conform to all requirements of any governmental authorities relating to the conduct of its business or to its properties or assets.

22.4	Compliance with laws

Each Obligor shall, and shall procure that each other Transaction Obligor will, comply in all respects with all laws and regulations to which it may be subject if failure so to comply has or is reasonably likely to have a Material Adverse Effect, including without limitation (i) the Trading with the Enemy Act and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V) and any other enabling legislation or executive order thereto and (ii) the PATRIOT Act.

22.5	Environmental compliance

Each Obligor shall, and shall procure that each other Transaction Obligor will:

(a)	comply with all Environmental Laws;

(b)	obtain, maintain and ensure compliance with all requisite Environmental Approvals;

(c)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect.

22.6	Environmental Claims

Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly upon becoming aware of the same, inform the Facility Agent in writing of:

(a)	any Environmental Claim against any member of the Group which is current, pending or threatened; and

(b)	any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member,

where the claim, if determined against that any member of the Group, has or is reasonably likely to have a Material Adverse Effect.

22.7	Taxation

(a)	Each Obligor shall, and shall procure that each other Transaction Obligor will pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

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(ii)	adequate reserves are maintained for those Taxes and the costs required to contest them and both have been disclosed in the Parent Guarantor's latest financial statements or in the Borrowers' latest management accounts delivered to the Facility Agent under Clause 20.2 (Management accounts) or any other financial statements in respect of a Transaction Obligor; and

(iii)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

(b)	No Obligor shall change its residence for Tax purposes.

22.8	No change to centre of main interests

No Obligor shall change the location of its centre of main interest (as that term is used in Article 3(1) of the Regulation) from that stated in relation to it in Clause 19.32 (Centre of main interests and establishments) and it will create no "establishment” (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.

22.9	Overseas companies

Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly inform the Facility Agent if it delivers to the Registrar particulars required under the Overseas Regulations of any UK Establishment and it shall comply with any directions given to it by the Facility Agent (acting reasonably) regarding the recording of any Transaction Security on the register which it is required to maintain under The Overseas Companies (Execution of Documents and Registration of Charges) Regulations 2009.

22.10	Pari passu ranking

Each Obligor shall, and shall procure that each other Transaction Obligor will, ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

22.11	Title

(a)	Borrower A shall hold the legal title to, and own the entire beneficial interest in Ship A, its Earnings and its Insurances;

(b)	Borrower B shall hold the legal title to, and own the entire beneficial interest in Ship B, its Earnings and its Insurances;

(c)	Borrower C shall hold the legal title to, and own the entire beneficial interest in Ship C, its Earnings and its Insurances;

(d)	Borrower D shall hold the legal title to, and own the entire beneficial interest in Ship D, its Earnings and its Insurances;

(e)	Borrower E shall hold the legal title to, and own the entire beneficial interest in Ship E, its Earnings and its Insurances;

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(f)	With effect on and from its creation or intended creation, each Obligor shall hold the legal title to, and own the entire beneficial interest in any other assets the subject of any Transaction Security created or intended to be created by such Obligor.

(g)	The Parent Guarantor shall hold the legal title to, and own the entire beneficial interest in with effect on and from its creation or intended creation, any assets the subject of any Transaction Security created or intended to be created by the Parent Guarantor.

22.12	Negative pledge

(a)	No Obligor shall, and the Obligors shall procure that no other Transaction Obligor will, create or permit to subsist any Security over any of its assets which are, in the case of members of Transaction Obligors other than the Borrowers, the subject of the Security created or intended to be created by the Finance Documents.

(b)	No Borrower shall:

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)	enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c)	The Parent Guarantor shall not sell, transfer or otherwise dispose of the whole or substantially whole of its assets.

(d)	Paragraphs (a), (b) and (c) above do not apply to any Permitted Security.

22.13	Disposals

(a)	No Borrower shall enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset (including without limitation the Ship, the Earnings or the Insurances).

(b)	Paragraph (a) above does not apply to:

(i)	any Charter as all Charters are subject to Clause 24.16 (Restrictions on chartering, appointment of managers etc.); and

(ii)	a sale of any Ship provided that the Borrower complies with the prepayment obligations in Clause 7 (Prepayment and Cancellation).

22.14	Merger

No Obligor shall, and the Obligors shall procure that no other Transaction Obligor will, enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction.

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22.15	Change of business

(a)	The Parent Guarantor shall procure that no substantial change is made to the general nature of the business of the Parent Guarantor from that carried on at the date of this Agreement.

(b)	No Borrower shall engage in any business other than the ownership and operation of its Ship.

22.16	Financial Indebtedness

(a)	No Borrower shall incur or permit to be outstanding any Financial Indebtedness except Permitted Financial Indebtedness.

(b)	For the period commencing on the date of this Agreement and ending 45 days thereafter paragraph (a) above of this Clause shall not apply in relation to the Permitted Trade Debt.

22.17	Expenditure

No Borrower shall, in respect of the Ship owned by it, incur any expenditure, except for expenditure reasonably incurred in the ordinary course of owning, operating, maintaining and repairing that Ship.

22.18	Share capital

No Borrower shall:

(a)	purchase, cancel or redeem any of its share capital;

(b)	increase or reduce its authorised share capital;

(c)	issue any further shares except to the Parent Guarantor and provided such new shares are made subject to the terms of the Shares Security immediately upon the issue of such new shares in a manner satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders) and the terms of the Shares Security are complied with;

(d)	appoint any further director or officer of that Borrower (unless the provisions of the Shares Security are complied with).

22.19	Dividends and other distributions and repayment of Subordinated Liabilities

(a)	Subject to paragraph (c) below, no Borrower shall during the Non-Call Period do any of the following:

(i)	declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);

(ii)	repay or distribute any dividend or share premium reserve;

(iii)	pay any management, advisory or other fee to or to the order of any of its shareholders; or

(iv)	redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so,

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each a ("Distribution”).

(b)	Subject to paragraph (c) below, at all-times after the end of Non-Call Period a Borrower shall only be permitted to make a Distribution if the following conditions are satisfied:

(i)	no Event of Default or Potential Event of Default has occurred or would result from the making of the Distribution; and

(ii)	the Net LTV is less than 50 per cent. before and after the making of the Distribution.

(c)	The restrictions imposed by paragraph (a) and (b) above of this Clause 22.19 shall not apply in relation to a Distribution from a Borrower to the Parent Guarantor solely for the purpose of covering the Operating Expenses, the Management Fees and the General and Administrative Expenses of the Ship owned by it Provided that written evidence in form acceptable to the Facility Agent (acting on the instructions of the Majority Lenders) is provided by the Borrowers to the Facility Agent evidencing that the Distribution is to be made for the purposes set out above.

(d)	The Parent Guarantor shall not:

(i)	make a Distribution following the occurrence of an Event of Default or a Potential Event of Default or where the Distribution would result in the occurrence of an Event of Default or a Potential Event of Default;

(ii)	pay any part of the Financial Indebtedness in cash under the Firment Facility Agreement whether in respect of principal, interest or otherwise:

(A)	following the occurrence of an Event of Default and whilst it is continuing or a Potential Event of Default and whilst it is continuing or where any of the following would result in the occurrence of an Event of Default or a Potential Event of Default;

(B)	if the Parent Guarantor is not in compliance with Clause 21.2 (Group Minimum Liquidity Amount) or where the payment of the Firment Facility Agreement would result in a breach of Clause 21.2 (Group Minimum Liquidity Amount); or

(C)	if the Borrowers are not in compliance with 21.1 (Borrowers' Minimum liquidity).

22.20	Other transactions

(a)	No Obligor shall:

(i)	be the creditor in respect of any loan or any form of credit to any person other than another Transaction Obligor and where such loan or form of credit is Permitted Financial Indebtedness;

(ii)	give or allow to be outstanding any guarantee or indemnity to or for the benefit of any person in respect of any obligation of any other person or enter into any document under which that Borrower assumes any liability of any other person other than any guarantee or indemnity given under the Finance Documents;

(iii)	enter into any material agreement other than:

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(A)	the Transaction Documents;

(B)	any other agreement expressly allowed under any other term of this Agreement;

(iv)	enter into any transaction on terms which are, in any respect, less favourable to any Borrower than those which it could obtain in a bargain made at arms' length; or

(v)	acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks,

(each an "Applicable Transaction”)

(b)	The restriction under paragraph (a) above of this Clause 22.20 shall not apply to the Parent Guarantor to the extent that the prospective Applicable Transaction is or will be entered into in the ordinary course of its business.

22.21	Unlawfulness, invalidity and ranking; Security imperilled

No Obligor shall, and the Obligors shall procure that no other Transaction Obligor will, do (or fail to do) or cause or permit another person to do (or omit to do) anything which is likely to:

(a)	make it unlawful for a Transaction Obligor to perform any of its obligations under the Transaction Documents to which it is a party;

(b)	cause any obligation of a Transaction Obligor under the Transaction Documents to which it is a party to cease to be legal, valid, binding or enforceable;

(c)	cause any Transaction Document to which it is a party to cease to be in full force and effect;

(d)	cause any Transaction Security to which it is a party to rank after, or lose its priority to, any other Security; and

(e)	imperil or jeopardise the Transaction Security.

22.22	No Subsidiaries

No Borrower shall form or acquire any Subsidiaries.

22.23	Employees and ERISA Compliance

No Borrower shall employ any individual nor sponsor, maintain or become obligated to contribute to any Plan. However, without prejudice to the foregoing, each Borrower shall provide prompt written notice to the Facility Agent in the event that that Borrower becomes aware that it has incurred or is reasonably likely to incur any liability with respect to any Plan, that, individually or in the aggregate with any other such liability, would be reasonably expected to have a Material Adverse Effect.

22.24	Books and records

The Parent Guarantor will keep proper books of record and account which will be accurate in all material respects and in which full, true and correct entries in accordance with GAAP will be made of all dealings or transactions in relation to its business and activities.

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22.25	Further assurance

(a)	Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly, and in any event within the time period reasonably specified by the Security Agent (acting on the instructions of the Facility Agent which is acting on the instructions of the Majority Lenders) do all such acts (including procuring or arranging any registration, notarisation or authentication or the giving of any notice) or execute or procure execution of all such documents (including assignments, transfers, mortgages, charges, notices, instructions, acknowledgments, proxies and powers of attorney), as the Security Agent may reasonably specify (and in such form as the Security Agent (acting on the instructions of the Facility Agent which is acting on the instructions of the Majority Lenders) may require in favour of the Security Agent or its nominee(s)):

(i)	to create, perfect, vest in favour of the Security Agent or protect the priority of the Security or any right of any kind created or intended to be created under or evidenced by the Finance Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of any of the Secured Parties provided by or pursuant to the Finance Documents or by law;

(ii)	to confer on the Security Agent or confer on the Secured Parties Security over any property and assets of that Transaction Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Finance Documents;

(iii)	to facilitate or expedite the realisation and/or sale of, the transfer of title to or the grant of, any interest in or right relating to the assets which are, or are intended to be, the subject of the Transaction Security or to exercise any power specified in any Finance Document in respect of which the Security has become enforceable; and/or

(iv)	to enable or assist the Security Agent to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to any item of the Security Property.

(b)	Each Obligor shall, and shall procure that each other Transaction Obligor will, take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Agent or the Secured Parties by or pursuant to the Finance Documents.

(c)	At the same time as an Obligor delivers to the Security Agent any document executed by itself or another Transaction Obligor pursuant to this Clause 22.25 (Further assurance), that Obligor shall deliver, or shall procure that such other Transaction Obligor will deliver, to the Security Agent a certificate signed by two officers of that Obligor which shall:

(i)	set out the text of a resolution of that Obligor's or Transaction Obligor's directors specifically authorising the execution of the document specified by the Security Agent; and

(ii)	state that either the resolution was duly passed at a meeting of the directors validly convened and held, throughout which a quorum of directors entitled to vote on the resolution was present, or that the resolution has been signed by all the directors or officers and is valid under that Obligor's or Transaction Obligor's articles of association or other constitutional documents.

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23	Insurance Undertakings

23.1	General

The undertakings in this Clause 23 (Insurance Undertakings) remain in force on and from the date of this Agreement and throughout the rest of the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

23.2	Maintenance of obligatory insurances

Each Borrower shall, in respect of the Ship owned by it, keep that Ship insured at its expense against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including the London Blocking and Trapping addendum or its equivalent);

(c)	protection and indemnity risks (including liability for oil pollution for an amount of no less than $1,000,000,000 and excess war risk P&I cover) on standard Club Rules, covered by a Protection and Indemnity association which is a member of the International Group of Protection and Indemnity Associations (or, if the International Group ceases to exist, any other leading protection and indemnity association or other leading provider of protection and indemnity insurance) (including, without limitation, the proportion (if any) of any collision liability not covered under the terms of the hull cover); and

(d)	any other risks against which the Facility Agent acting on the instructions of the Majority Lenders considers, having regard to practices and other circumstances prevailing at the relevant time, it would be reasonable for that Borrower to insure and which are specified by the Facility Agent (acting on the instructions of the Majority Lenders) by notice to that Borrower.

23.3	Terms of obligatory insurances

Each Borrower shall effect such insurances:

(a)	in dollars;

(b)	in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis at least the greater of:

(i)	an amount which when aggregated with the amount for which the other Mortgaged Ship is insured pursuant to this Clause 23.3 (Terms of obligatory insurances) is equal to 120 per cent. of the Loan; and

(ii)	the Market Value of that Ship;

(c)	in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry and in the international marine insurance market (such amount currently being $1,000,000,000);

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(d)	in the case of protection and indemnity risks, in respect of the full tonnage of that Ship;

(e)	on approved terms; and

(f)	through Approved Brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations.

23.4	Further protections for the Finance Parties

In addition to the terms set out in Clause 23.3 (Terms of obligatory insurances), each Borrower shall procure that the obligatory insurances shall:

(a)	subject always to paragraph (b), name that Borrower as the sole named insured unless the interest of every other named insured is limited:

(i)	in respect of any obligatory insurances for hull and machinery and war risks;

(A)	to any provable out-of-pocket expenses that it has incurred and which form part of any recoverable claim on underwriters; and

(B)	to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against it); and

(ii)	in respect of any obligatory insurances for protection and indemnity risks, to any recoveries it is entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against it;

and every other named insured has undertaken in writing to the Security Agent (in such form as it requires acting on the instructions of the Facility Agent acting on the instructions of the Majority Lenders) that any deductible shall be apportioned between that Borrower and every other named insured in proportion to the gross claims made or paid by each of them and that it shall do all things necessary and provide all documents, evidence and information to enable the Security Agent to collect or recover any moneys which at any time become payable in respect of the obligatory insurances;

(b)	whenever the Facility Agent requires (acting on the instructions of the Majority Lenders), name (or be amended to name) the Security Agent as additional named insured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Agent, but without the Security Agent being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(c)	name the Security Agent as loss payee in accordance with the terms of the Facility Agreement with such directions for payment as the Facility Agent may specify (acting on the instructions of the Majority Lenders);

(d)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Agent shall be made without set off, counterclaim or deductions or condition whatsoever;

(e)	provide that the obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Agent or any other Finance Party; and

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(f)	provide that the Security Agent may make proof of loss if that Borrower fails to do so within a reasonable time period after a relevant request of the Security Agent.

23.5	Renewal of obligatory insurances

Each Borrower shall, in respect of the Ship owned by it:

(a)	at least 21 days before the expiry of any obligatory insurance effected by it:

(i)	notify the Facility Agent of the Approved Brokers (or other insurers) and any protection and indemnity or war risks association through or with which that Borrower proposes to renew that obligatory insurance and of the proposed terms of renewal; and

(ii)	obtain the Facility Agents' approval (acting on the instructions of the Majority Lenders) to the matters referred to in sub-paragraph (i) above;

(b)	at least 14 days before the expiry of any obligatory insurance, renew that obligatory insurance in accordance with the Facility Agent's approval pursuant to paragraph (a) above; and

(c)	procure that the Approved Brokers and/or the approved war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Facility Agent in writing of the terms and conditions of the renewal.

23.6	Copies of policies; letters of undertaking

Each Borrower shall, in respect of the Ship owned by it, ensure that the Approved Brokers provide the Security Agent with:

(a)	pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew; and

(b)	a letter or letters or undertaking in a form required by the Facility Agent (acting on the instructions of the Majority Lenders) and including undertakings by the Approved Brokers that:

(i)	they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 23.4 (Further protections for the Finance Parties);

(ii)	they will hold such policies, and the benefit of such insurances, to the order of the Security Agent in accordance with such loss payable clause;

(iii)	they will advise the Security Agent immediately of any material change to the terms of the obligatory insurances;

(iv)	they will, if they have not received notice of renewal instructions from the relevant Borrower or its agents, notify the Security Agent not less than 14 days before the expiry of the obligatory insurances;

(v)	if they receive instructions to renew the obligatory insurances, they will promptly notify the Facility Agent of the terms of the instructions;

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(vi)	they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by that Borrower under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Ship, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts; and

(vii)	they will arrange for a separate policy to be issued in respect of the Ship owned by that Borrower forthwith upon being so requested by the Facility Agent.

23.7	Copies of certificates of entry

Each Borrower shall, in respect of the Ship owned by it, ensure that any protection and indemnity and/or war risks associations in which the Ship is entered provide the Security Agent with:

(a)	a certified copy of the certificate of entry for that Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Facility Agent acting on the instructions of Majority Lenders; and

(c)	a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to the Ship.

23.8	Deposit of original policies

Each Borrower shall ensure that all policies relating to obligatory insurances effected by it are deposited with the Approved Brokers through which the insurances are effected or renewed.

23.9	Payment of premiums

Each Borrower shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected by it and produce all relevant receipts when so required by the Facility Agent (acting on the instructions of the Majority Lenders) or the Security Agent (acting on the instructions of the Facility Agent acting on the instructions of the Majority Lenders).

23.10	Guarantees

Each Borrower shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

23.11	Compliance with terms of insurances

(a)	Each Borrower shall not do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part.

(b)	Without limiting paragraph (a) above, each Borrower shall:

(i)	take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in sub-paragraph (iii) of paragraph (b) of Clause 23.6 (Copies of policies; letters of undertaking)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Facility Agent has not given its prior approval (acting on the instructions of the Majority Lenders);

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(ii)	not make any changes relating to the classification or classification society or manager or operator of the Ship owned by it approved by the underwriters of the obligatory insurances;

(iii)	make (and promptly supply copies to the Facility Agent of) all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Ship owned by it is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(iv)	not employ the Ship owned by it, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

23.12	Alteration to terms of insurances

No Borrower shall make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance.

23.13	Settlement of claims

Each Borrower shall, in respect of the Ship owned by it:

(a)	not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty; and

(b)	do all things necessary and provide all documents, evidence and information to enable the Security Agent to collect or recover any moneys which at any time become payable in respect of the obligatory insurances in accordance with the provisions of the Finance Documents.

23.14	Provision of copies of communications

Each Borrower shall, in respect of the Ship owned by it, provide the Security Agent at the time of such communication with copies of all written communications between that Borrower and:

(a)	the Approved Brokers;

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters,

which relate directly or indirectly to:

(i)	that Borrower's obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(ii)	any credit arrangements made between the Borrower and any of the persons referred to in paragraphs (a) or (b) above relating wholly or partly to the effecting or maintenance of the obligatory insurances.

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23.15	Provision of information

Each Borrower shall, in respect of the Ship owned by it, promptly provide the Facility Agent (or any persons which it may designate) with any information which the Facility Agent (or any such designated person) requests (acting on the instructions of the Majority Lenders) for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 23.16 (Mortgagee's interest and additional perils insurances) or dealing with or considering any matters relating to any such insurances, and each Borrower shall, forthwith upon demand, indemnify the Facility Agent in respect of all fees and other expenses incurred by or for the account of the Facility Agent in connection with any such report as is referred to in paragraph (a).

23.16	Mortgagee's interest and additional perils insurances

(a)	The Security Agent shall be entitled from time to time to effect, maintain and renew a mortgagee's interest marine insurance and a mortgagee's interest additional perils insurance each in an amount of up to 120 per cent. of the Loan, on such terms, through such insurers and generally in such manner as the Security Agent acting on the instructions of the Majority Lenders may from time to time consider appropriate.

(b)	The Borrowers shall upon demand fully indemnify the Security Agent in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any insurance referred to in paragraph (a) above or dealing with, or considering, any matter arising out of any such insurance.

24	Ship Undertakings

24.1	General

The undertakings in this Clause 24 (Ship Undertakings) remain in force on and from the date of this Agreement and throughout the rest of the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

24.2	Ship's names and registration

Each Borrower shall, in respect of the Ship owned by it:

(a)	keep that Ship registered in its name under the Approved Flag from time to time at its port of registration;

(b)	not do or allow to be done anything as a result of which such registration might be suspended, cancelled or imperilled;

(c)	not enter into any dual flagging arrangement in respect of that Ship;

(d)	not change the name of that Ship,

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Provided that any change of flag of a Ship shall be subject to:

(i)	the Ship remaining subject to Security securing the Secured Liabilities created by a first priority or preferred ship mortgage on the Ship and, if appropriate, a first priority deed of covenant collateral to that mortgage (or equivalent first priority Security) on substantially the same terms as the Mortgage and on such other terms and in such other form as the Facility Agent, acting on the instructions of the Majority Lenders, shall approve or require; and

(ii)	the execution of such other documentation amending and supplementing the Finance Documents as the Facility Agent, acting on the instructions of the Majority Lenders, shall approve or require.

24.3	Repair and classification

Each Borrower shall keep the Ship owned by it in a good and safe condition and state of repair:

(a)	consistent with first class ship ownership and management practice; and

(b)	so as to maintain the Approved Classification free of overdue recommendations and conditions.

24.4	Classification society undertaking

If required by the Facility Agent in writing each Borrower shall, in respect of the Ship owned by it, instruct the relevant Approved Classification Society (and procure that the Approved Classification Society undertakes with the Security Agent):

(a)	to send to the Security Agent, following receipt of a written request from the Security Agent, certified true copies of all original class records held by the Approved Classification Society in relation to that Ship;

(b)	to allow the Security Agent (or its agents), at any time and from time to time, to inspect the original class and related records of that Borrower and that Ship at the offices of the Approved Classification Society and to take copies of them;

(c)	to notify the Security Agent immediately in writing if the Approved Classification Society:

(i)	receives notification from that Borrower or any person that that Ship's Approved Classification Society is to be changed; or

(ii)	becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of that Ship's class under the rules or terms and conditions of that Borrower or that Ship's membership of the Approved Classification Society;

(d)	following receipt of a written request from the Security Agent:

(i)	to confirm that that Borrower is not in default of any of its contractual obligations or liabilities to the Approved Classification Society, including confirmation that it has paid in full all fees or other charges due and payable to the Approved Classification Society; or

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(ii)	to confirm that that Borrower is in default of any of its contractual obligations or liabilities to the Approved Classification Society, to specify to the Security Agent in reasonable detail the facts and circumstances of such default, the consequences of such default, and any remedy period agreed or allowed by the Approved Classification Society.

24.5	Modifications

No Borrower shall make any modification or repairs to, or replacement of, any Ship or equipment installed on it which would or might materially alter the structure, type or performance characteristics of that Ship or materially reduce its value.

24.6	Removal and installation of parts

(a)	Subject to paragraph (b) below, no Borrower shall remove any material part of any Ship, or any item of equipment installed on any Ship unless:

(i)	the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed;

(ii)	the replacement part or item is free from any Security in favour of any person other than the Security Agent; and

(iii)	the replacement part or item becomes, on installation on that Ship, the property of the Borrower and subject to the security constituted by the Mortgage on that Ship.

(b)	A Borrower may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship owned by that Borrower.

24.7	Surveys

A Borrower shall submit the Ship owned by it regularly to all periodic or other surveys which may be required for classification purposes and, if so required by the Facility Agent acting on the instructions of the Majority Lenders, provide the Facility Agent, with copies of all survey reports.

24.8	Inspection

A Borrower shall permit the Security Agent (acting on the instructions of the Facility Agent which is acting on the instructions of the Majority Lenders) (acting through surveyors or other persons appointed by it for that purpose) to board the Ship at all reasonable times and upon reasonable notice and without interfering with that Ship's normal course of trading to inspect its condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections. The Borrower will be liable for the costs of the inspection for the Ship owned by it once in each 12-month period (starting on the relevant Utilisation Date) and at any time when an Event of Default has occurred.

24.9	Prevention of and release from arrest

(a)	Each Borrower shall, in respect of the Ship owned by it, promptly discharge:

(i)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against that Ship, its Earnings or its Insurances;

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(ii)	all Taxes, dues and other amounts charged in respect of that Ship, its Earnings or its Insurances; and

(iii)	all other outgoings whatsoever in respect of that Ship, its Earnings or its Insurances.

(b)	Each Borrower shall immediately upon receiving notice of the arrest of the Ship or of its detention in exercise or purported exercise of any lien or claim, take all steps necessary to procure its release by providing bail or otherwise as the circumstances may require.

24.10	Compliance with laws etc.

Each Borrower shall:

(a)	comply, or procure compliance with all laws or regulations:

(i)	relating to its business generally; and

(ii)	relating to the Ship owned by it, its ownership, employment, operation, management and registration,

including, but not limited to, the ISM Code, the ISPS Code, all Environmental Laws, all Sanctions and the laws of the Approved Flag;

(b)	obtain, comply with and do all that is necessary to maintain in full force and effect any Environmental Approvals; and

(c)	without limiting paragraph (a) above, not employ the Ship owned by it nor allow its employment, operation or management in any manner contrary to any law or regulation including but not limited to the ISM Code, the ISPS Code, all Environmental Laws and all Sanctions (or which would be contrary to Sanctions if Sanctions were binding on each Transaction Obligor).

24.11	ISPS Code

Without limiting paragraph (a) of Clause 24.10 (Compliance with laws etc.), the Borrower shall:

(a)	procure that the Ship owned by it and the company responsible for that Ship's compliance with the ISPS Code comply with the ISPS Code; and

(b)	maintain an ISSC for that Ship; and

(c)	notify the Facility Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.

24.12	Sanctions and Ship trading

Without limiting Clause 24.10 (Compliance with laws etc.), each Borrower shall procure:

(a)	that the Ship owned by it shall not be used by or for the benefit of a Prohibited Person;

(b)	that such Ship shall not be used in trading in any manner contrary to Sanctions (or which could be contrary to Sanctions if Sanctions were binding on each Obligor);

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(c)	that such Ship shall not be traded in any manner which would trigger the operation of any sanctions limitation or exclusion clause (or similar) in the Insurances; and

(d)	that each charterparty in respect of that Ship shall contain, for the benefit of the Borrower, language which gives effect to the provisions of paragraph (c) of Clause 24.10 (Compliance with laws etc.) as regards Sanctions and of this Clause 24.12 (Sanctions and Ship trading) and which permits refusal of employment or voyage orders if compliance would result in a breach of Sanctions (or which would result in a breach of Sanctions if Sanctions were binding on each Transaction Obligor).

24.13	Trading in war zones

(a)	In the event of hostilities in any part of the world (whether war is declared or not), no Borrower shall cause or permit any Ship to enter or trade to any zone which is declared a war zone by any government or by that Ship's war risks insurers unless:

(b)	the prior written consent of the Security Agent acting on the instructions of the Facility Agent which is acting on the instructions of the Majority Lenders has been given; and

(c)	the Borrower has (at its expense) effected any special, additional or modified insurance cover which the Security Agent acting on the instructions of the Facility Agent which is acting on the instructions of the Majority Lenders may require.

24.14	Provision of information

Without prejudice to Clause 20.4 (Information: miscellaneous) each Borrower shall, in respect of the ship owned by it, promptly provide the Facility Agent with any information which it reasonably requests (acting on the instructions of the Majority Lenders) regarding:

(a)	that Ship, its employment, position and engagements;

(b)	the Earnings and payments and amounts due to its master and crew;

(c)	any expenditure incurred, or likely to be incurred, in connection with the operation, maintenance or repair of that Ship and any payments made by it in respect of that Ship;

(d)	any towages and salvages; and

(e)	its compliance, the Approved Manager's compliance and the compliance of that Ship with the ISM Code and the ISPS Code,

and, upon the Facility Agent's request (acting on the instructions of the Majority Lenders), promptly provide copies of any current Charter relating to that Ship, of any current guarantee of any such Charter, that Ship's Safety Management Certificate and any relevant Document of Compliance.

24.15	Notification of certain events

Each Borrower shall, in respect of the Ship owned by it, immediately notify the Facility Agent by fax or subject to Clause 37.5 (Electronic communication), by electronic mail, confirmed forthwith by letter, of:

(a)	any casualty to that Ship which is or is likely to be or to become a Major Casualty;

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(b)	any occurrence as a result of which that Ship has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requisition of that Ship for hire;

(d)	any requirement or recommendation made in relation to that Ship by any insurer or classification society or by any competent authority which is not immediately complied with;

(e)	any arrest or detention of that Ship or any exercise or purported exercise of any lien on that Ship or its Earnings;

(f)	any intended dry docking of that Ship;

(g)	any Environmental Claim made against that Borrower or in connection with that Ship, or any Environmental Incident;

(h)	any claim for breach of the ISM Code or the ISPS Code being made against that Borrower, an Approved Manager or otherwise in connection with that Ship; or

(i)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and each Borrower shall keep the Facility Agent advised in writing on a regular basis and in such detail as the Facility Agent (acting on the instructions of the Majority Lenders) shall require as to that Borrower's, any such Approved Manager's or any other person's response to any of those events or matters.

24.16	Restrictions on chartering, appointment of managers etc.

No Borrower shall, in relation to the Ship owned by it:

(a)	let that Ship on demise charter for any period;

(b)	enter into any time, voyage or consecutive voyage charter in respect of that Ship other than a Permitted Charter;

(c)	amend, supplement or terminate a Management Agreement;

(d)	appoint a manager of that Ship other than an Approved Commercial Manager or an Approved Technical Manager or agree to any alteration to the terms of an Approved Manager's appointment;

(e)	de activate or lay up that Ship; or

(f)	put that Ship into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $1,000,000 (or the equivalent in any other currency) unless that person has first given to the Security Agent (acting on the instructions of the Facility Agent acting on the instructions of the Majority Lenders) and in terms satisfactory to it (acting on the instructions of the Facility Agent which is acting on the instructions of the Majority Lenders) a written undertaking not to exercise any lien on that Ship or the Earnings for the cost of such work or for any other reason.

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24.17	Notice of Mortgage

Each Borrower shall keep the relevant Mortgage registered against the Ship owned by it as a valid first priority or preferred mortgage (as applicable), carry on board that Ship a certified copy of the Mortgage and place and maintain in a conspicuous place in the navigation room and the master's cabin of that Ship a framed printed notice stating that that Ship is mortgaged by that Borrower to the Security Agent.

24.18	Sharing of Earnings

No Borrower shall enter into any agreement or arrangement for the sharing of any Earnings other than for the purposes of this Agreement.

24.19	Charter assignment

Provided that all approvals necessary under Clause 24.16 (Restrictions on chartering, appointment of managers etc.) have been previously obtained, the relevant Borrower shall:

(a)	provide promptly to the Facility Agent a true and complete copy of any Charter (including all amendments) and all other documents related thereto for a term which exceeds, or which by virtue of any optional extensions may exceed 12 months; and

(b)	in respect of any Charter for a term which (excluding any optional extensions and any redelivery allowance) exceeds, or which by virtue of any optional extensions may exceed 12 months, execute and deliver to the Facility Agent a Charter Assignment together with each of the documents required to be delivered pursuant to such Charter Assignment (each in the agreed form).

24.20	Notification of compliance

Each Borrower shall promptly provide the Facility Agent from time to time with evidence (in such form as the Facility Agent requires) (acting on the instructions of the Majority Lenders) that it is complying with this Clause 24 (Ship Undertakings).

25	Security Cover

25.1	Minimum required security cover

Clause 25.2 (Provision of additional security; prepayment) applies if, at any time during the Security Period, the Facility Agent (acting on the instructions of the Majority Lenders) notifies the Borrowers that:

(a)	the aggregate Market Value of the Mortgaged Ships; plus

(b)	the net realisable value of additional Security previously provided under this Clause 25 (Security Cover); plus

(c)	the amount standing to credit of the Liquidity Account and the Reserve Account,

is below the Relevant Percentage of the Loan.

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Compliance with this Clause 25 (Security Cover) will be tested on a quarterly basis from the date of this Agreement throughout the Security Period and shall be evidenced by a Compliance Certificate.

In this Clause 25 (Security Cover), "Relevant Percentage” means:

(i)	during the period commencing from the date of this Agreement and ending on the date falling on the second anniversary thereafter, 125 per cent. of the Loan; and

(ii)	at all other times, 135 per cent. of the Loan.

25.2	Provision of additional security; prepayment

(a)	If the Facility Agent (acting on the instructions of the Majority Lenders) serves a notice on the Borrowers under Clause 25.1 (Minimum required security cover), the Borrower shall, on or before the date falling one Month after the date (the "Prepayment Date”) on which the Facility Agent's notice is served, prepay such part of the Loan as shall eliminate the shortfall.

(b)	A Borrower may, instead of making a prepayment as described in paragraph (a) above, provide, or ensure that a third party has provided, additional security which, in the opinion of the Facility Agent acting on the instructions of the Majority Lenders:

(i)	has a net realisable value at least equal to the shortfall; and

(ii)	is documented in such terms as the Facility Agent (acting on the instructions of the Majority Lenders) may approve or require,

before the Prepayment Date; and conditional upon such security being provided in such manner, it shall satisfy such prepayment obligation.

25.3	Value of additional vessel security

The net realisable value of any additional security which is provided under Clause 25.2 (Provision of additional security; prepayment) and which consists of Security over a vessel shall be the Market Value of the vessel concerned.

25.4	Valuations binding

Any valuation under this Clause 25 (Security Cover) shall be binding and conclusive as regards each Borrower and the Lenders.

25.5	Provision of information

(a)	Each Borrower shall promptly provide the Facility Agent and any shipbroker acting under this Clause 25 (Security Cover) with any information which the Facility Agent (acting on the instructions of the Majority Lenders) or the shipbroker may request for the purposes of the valuation.

(b)	If a Borrower fails to provide the information referred to in paragraph (a) above by the date specified in the request, the valuation may be made on any basis and assumptions which the shipbroker or the Facility Agent (acting on the instructions of the Majority Lenders) considers prudent.

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25.6	Prepayment mechanism

Any prepayment pursuant to Clause 25.2 (Provision of additional security; prepayment) shall be made in accordance with the relevant provisions of Clause 7 (Prepayment and Cancellation) and shall be treated as a voluntary prepayment pursuant to Clause 7.3 (Voluntary prepayment of Loan).

25.7	Provision of valuations

(a)	Each Borrower shall provide to the Facility Agent (acting on the instructions of the Majority Lenders), together with each Excess Cash Certificate, one valuation of the Ship owned by it and any other vessel over which additional Security has been created in accordance with Clause 25.2 (Provision of additional security; prepayment), from one Approved Valuer selected and appointed by that Borrower, showing:

(i)	the Market Value of that Ship for the purposes of Clause 25.1 (Minimum required security cover) on a quarterly basis; and

(ii)	the Market Value of any other vessel over which additional Security has been created in accordance with Clause 25.3 (Value of additional vessel security), in order to enable it to determine the Market Value of those other vessels.

Provided that, if the Facility Agent (acting on the instructions of the Majority Lenders) does not agree with the Market Value of that Ship determined by such sole valuation, it (acting on the instructions of the Majority Lenders) may obtain a second valuation of that Ship or any other vessel over which additional Security has been created in accordance with Clause 25.2 (Provision of additional security; prepayment), from one Approved Valuer selected and appointed by the Facility Agent (acting on the instructions of the Majority Lenders) and the Market Value of that Ship or such other vessel shall be the arithmetic mean of such two valuations, (with the arithmetic mean of any range to apply, if an Approved Valuer gives a range) Provided that if the two valuations differ by an amount greater than 10 per cent. of the lower valuation a third valuation shall be prepared by one Approved Valuer selected and appointed by the Facility Agent (acting on the instructions of the Majority Lenders) and the Market Value of that Ship or such other vessel shall be the arithmetic mean of the three valuations obtained (with the arithmetic mean of any range to apply if an Approved Valuer gives a range).

(b)	Upon the occurrence of an Event of Default, the Facility Agent shall be entitled to obtain (acting on the instructions of the Majority Lenders) at any time at that Borrower's expense valuations of that Ship and any other vessel over which additional Security has been created in accordance with Clause 25.2 (Provision of additional security; prepayment), from Approved Valuers selected by the Facility Agent (acting on the instructions of the Majority Lenders), showing the Market Value of that Ship and each such vessel (which Market Value shall be notified to the Facility Agent in writing).

26	Accounts and Application of Earnings

26.1	Accounts

(a)	No Borrower may, without the prior consent of the Facility Agent (acting on the instructions of the Majority Lenders), maintain any bank account other than (i) Accounts, (ii) the Greek Accounts and (iii) solely during the Account Grace Period, the Closed Accounts.

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(b)	The Borrowers undertake that all the Accounts will be fully operational within 30 days from the date of this Agreement or such longer period as may be requested by the Borrowers and agreed by the Facility Agent, acting with the authorisation of the Majority Lenders, such agreement not to be unreasonably withheld.

(c)	The Borrowers further undertake:

(i)

(A)	to close the Closed Accounts immediately and in any event within 7 Business Days from the date on which the Earnings Accounts are fully operational in compliance with paragraph (b) of this Clause and take all such action as is available to them as may be necessary for this purpose; and

(B)	after the closing of any Closed Account promptly provide the Facility Agent with a written notice in this respect, together with such documentary evidence as the Facility Agent may reasonably require for such purpose.

(ii)	that the amounts:

(A)	transferred or to be transferred to the Greek Accounts on monthly basis, in aggregate, shall not exceed $30,000; and/or

(B)	standing to the credit of the Greek Accounts at the end of the relevant Cash Sweep Period shall not exceed the amount of $30,000 in aggregate, at any given time.

26.2	Payment of Earnings

Each Borrower shall ensure that, subject only to the provisions of the General Assignment, all the Earnings are paid in to the Earnings Account.

26.3	Application of Earnings

The Borrowers shall ensure that:

(a)	on each Repayment Date, the Account Bank is instructed to transfer to the Facility Agent for application on that Repayment Date the required part of the credit balance of the Earnings Account (other than the amount of Dry Docking and Special Survey Reserves accrued at each Quarter End Date pursuant to Clause 26.7 (Dry Docking and Special Survey Reserves)):

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of, and any other amounts owing to, the Facility Agent, the Security Agent under the Finance Documents;

(ii)	secondly, in or towards payment of any accrued interest under this Agreement; and

(iii)	thirdly, in or towards payment of any Repayment Instalment that is due and payable on that Repayment Date under Clause 6.1 (Repayment of Loan).

(b)	The Earnings standing to the credit of the Earnings Account (other than the amount of Dry Docking and Special Survey Reserves accrued at each Quarter End Date pursuant to Clause 26.7 (Dry Docking and Special Survey Reserves)) shall be available to, and may be withdrawn by, the Borrower throughout the Security Period, unless there is an Event of Default or unless an Event of Default would result from the withdrawal of any such balance (or any part thereof) from the Earnings Account:

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(i)	first, in or towards payment of Operating Expenses;

(ii)	secondly, in or towards payment of Management Fees;

(iii)	thirdly, in or towards payment of General and Administrative Expenses; and

(iv)	fourthly, for any other purpose not prohibited by this Agreement and the other Finance Documents.

26.4	Shortfall in Earnings

If the credit balance on the Earnings Accounts is insufficient for the required amounts to be transferred under Clause 26.3 (Application of Earnings) or the creation of the Dry Docking and Special Survey Reserves pursuant to Clause 26.7 (Dry Docking and Special Survey Reserves), the Borrowers shall make up the amount of the insufficiency.

26.5	Application of funds

Until an Event of Default occurs, the Facility Agent shall on each Repayment Date and on each Interest Payment Date distribute to the Finance Parties in accordance with Clause 34.2 (Distributions by the Facility Agent) so much of the then balance on the Earnings Account as equals:

(a)	the Repayment Instalment due on that Repayment Date;

(b)	the amount of interest payable on that Interest Payment Date; and

(c)	the amount of any fee specified in Clause 11 (Fees),

in discharge of the Borrowers' liability for that Repayment Instalment, that interest or that fee.

26.6	Location of Accounts

Each Borrower shall promptly:

(a)	comply with any requirement of the Facility Agent (acting on the instructions of the Majority Lenders) as to the location or relocation of any Account; and

(b)	execute any documents which the Facility Agent (acting on the instructions of the Majority Lenders) specifies to create or maintain in favour of the Security Agent, Security over (and/or rights of set-off, consolidation or other rights in relation to) any Account.

26.7	Dry Docking and Special Survey Reserves

(a)	Each of Borrower B, Borrower C and Borrower D shall create a reserve fund in the Reserve Account to meet the anticipated dry docking and special survey fees and expenses for the Ship owned by it, by maintaining in the Reserve Account a minimum credit balance (the "Accruing Dry Docking and Special Survey Reserves") which may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that Ship), in an amount equal to, at each Quarter End Date, the product of:

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(i)	$500; and

(ii)	the number of days elapsed from the relevant Utilisation Date until such Quarter End Date,

and that Borrower shall ensure that the credit balance of the Reserve Account shall be increased to meet the required amount of the Accruing Dry Docking and Special Survey Reserves by no later than each Quarter End Date.

(b)	Each of Borrower A and Borrower E shall deposit on the relevant Utilisation Date in the Reserve Account to meet the anticipated dry docking and special survey fees and expenses for Ship which is owned by it, a minimum credit balance in an amount equal to $450,000 (the "Fixed Dry Docking and Special Survey Reserves" and together with the Accruing Dry Docking and Special Survey Reserves, the "Dry Docking and Special Survey Reserves") which may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that Ship).

27	Events of Default

27.1	General

Each of the events or circumstances set out in this Clause 27 (Events of Default) is an Event of Default except for Clause 27.20 (Acceleration) and Clause 27.21 (Enforcement of security).

27.2	Non-payment

A Transaction Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by:

(i)	administrative or technical error; or

(ii)	a Disruption Event; and

(b)	payment is made within 3 Business Days of its due date.

27.3	Specific obligations

A breach occurs of Clause 4.4 (Waiver of conditions precedent), Clause 21 (Financial Covenants), Clause 22.11 (Title), Clause 22.12 (Negative pledge), Clause 22.21 (Unlawfulness, invalidity and ranking; Security imperilled), Clause 23.2 (Maintenance of obligatory insurances), Clause 23.3 (Terms of obligatory insurances), Clause 23.5 (Renewal of obligatory insurances) Clause 24.12 (Sanctions and Ship trading), Clause 25 (Security Cover) or 26.1(b) (Accounts).

27.4	Other obligations

(a)	A Transaction Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 27.2 (Non-payment) and Clause 27.3 (Specific obligations)).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 7 Business Days of the Facility Agent giving notice to the Borrowers or (if earlier) any Transaction Obligor becoming aware of the failure to comply.

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27.5	Misrepresentation

Any representation or statement made or deemed to be made by a Transaction Obligor in the Finance Documents or any other document delivered by or on behalf of any Transaction Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect (in the opinion of the Facility Agent acting on the instructions of the Majority Lenders) when made or deemed to be made.

27.6	Cross default

(a)	Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(d)	Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any Obligor due and payable prior to its specified maturity as a result of an event of default (however described).

(e)	No Event of Default will occur under this Clause 27.6 (Cross default) if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than $1,000,000 (or its equivalent in any other currency) in aggregate in respect of all members of the Group at any relevant time.

27.7	Insolvency

(a)	A Transaction Obligor:

(i)	is unable or admits inability to pay its debts as they fall due;

(ii)	is deemed to, or is declared to, be unable to pay its debts under applicable law;

(iii)	suspends or threatens to suspend making payments on any of its debts;

(iv)	by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of any Transaction Obligor is less than its liabilities (taking into account contingent and prospective liabilities).

(c)	A moratorium is declared in respect of any indebtedness of any Transaction Obligor.

If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

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27.8	Insolvency proceedings

(a)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Transaction Obligor;

(ii)	a composition, compromise, assignment or arrangement with any creditor of any Transaction Obligor;

(iii)	the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group which is not a Transaction Obligor), receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Transaction Obligor or any of its assets; or

(iv)	enforcement of any Security over any assets of any Transaction Obligor,

or any analogous procedure or step is taken in any jurisdiction.

(b)	Paragraph (a) above shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 30 days of commencement.

27.9	Creditors' process

Any expropriation, attachment, sequestration, distress or execution (or any analogous process in any jurisdiction) affects any asset or assets of a Transaction Obligor (other than an arrest or detention of a Ship referred to in Clause 27.14 (Arrest)).

27.10	Ownership of the Obligors

(a)	Each Borrower is not or ceases to be a 100 per cent. directly owned Subsidiary of the Parent Guarantor.

(b)	It appears to the Facility Agent that after the date of this Agreement any person or group of persons acting in concert gains control of the Parent Guarantor.

(c)	For the purpose of paragraph (b) above "control" means:

(i)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(A)	cast, or control the casting of, more than 50 per cent. of the maximum number of votes that might be cast at a general meeting of the Guarantor; or

(B)	appoint or remove all, or the majority, of the directors or other equivalent officers of the Guarantor; or

(C)	give directions with respect to the operating and financial policies of the Guarantor with which the directors or other equivalent officers of the Guarantor are obliged to comply; and/or

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(ii)	the holding beneficially of more than 50 per cent. of the issued share capital of the Guarantor (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

For the purpose of paragraph (b) above "acting in concert" means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Guarantor by any of them, either directly or indirectly, to obtain or consolidate control of the Guarantor

27.11	Unlawfulness, invalidity and ranking

(a)	It is or becomes unlawful for a Transaction Obligor to perform any of its obligations under the Finance Documents.

(b)	Any obligation of a Transaction Obligor under the Finance Documents is not or ceases to be legal, valid, binding or enforceable.

(c)	Any Finance Document ceases to be in full force and effect or to be continuing or is or purports to be determined or any Transaction Security is alleged by a party to it (other than a Finance Party) to be ineffective.

(d)	Any Transaction Security proves to have ranked after, or loses its priority to, any other Security.

27.12	Security imperilled

Any Security created or intended to be created by a Finance Document is in any way imperilled or in jeopardy.

27.13	Cessation of business

Any Transaction Obligor suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

27.14	Arrest

Any arrest of any Ship or its detention in the exercise or the purported exercise of any lien or claim unless it is redelivered to the full control of the relevant Borrower within 7 days of such arrest or detention.

27.15	Expropriation

The authority or ability of a Transaction Obligor to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any Transaction Obligor or any of its assets, other than:

(a)	an arrest or detention of a Ship referred to in Clause 27.14 (Arrest); or

(b)	any Requisition.

27.16	Repudiation and rescission of agreements

A Transaction Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Transaction Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Transaction Document or any Transaction Security.

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27.17	Litigation

Any litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency are started or threatened, or any judgment or order of a court, arbitral body or agency is made, in relation to any of the Transaction Documents or the transactions contemplated in any of the Transaction Documents or against any member of the Group or its assets which has or is reasonably likely to have a Material Adverse Effect.

27.18	Material adverse change

Any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.

27.19	Listing of Parent Guarantor

The shares (or any part thereof) of the Parent Guarantor cease to be quoted on the Nasdaq Capital Market in New York or any other internationally recognised stock exchange acceptable to the Facility Agent (acting on the instructions of all Lenders).

27.20	Acceleration

On and at any time after the occurrence of an Event of Default the Facility Agent may, and shall if so directed by the Majority Lenders, by notice to the Borrowers:

(a)	cancel the Total Commitments, whereupon they shall immediately be cancelled;

(b)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon it shall become immediately due and payable;

(c)	declare that all or part of the Loan be payable on demand, whereupon it shall immediately become payable on demand by the Facility Agent acting on the instructions of the Majority Lenders; and/or

(d)	exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents,

and the Facility Agent may serve notices under paragraphs (a), (b) and (c) above simultaneously or on different dates and the Security Agent may take any action referred to in Clause 27.21 (Enforcement of security) if no such notice is served or simultaneously with or at any time after the service of any of such notice.

27.21	Enforcement of security

On and at any time after the occurrence of an Event of Default the Security Agent may, and shall if so directed by the Majority Lenders, take any action which, as a result of the Event of Default or any notice served under Clause 27.20 (Acceleration), the Security Agent is entitled to take under any Finance Document or any applicable law or regulation Provided that if no direction is given by the Majority Lenders the Facility Agent shall not be obliged to take any action.

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Section 9

Changes to Parties

28	Changes to the Lenders

28.1	Assignments and transfers by the Lenders

Subject to this Clause 28 (Changes to the Lenders), a Lender (the "Existing Lender") may without the consent of any Transaction Obligor:

(a)	assign any of its rights; or

(b)	transfer by novation any of its rights and obligations,

under the Finance Documents to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "New Lender").

28.2	Conditions of assignment or transfer

(a)	An assignment will only be effective on:

(i)	receipt by the Facility Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Secured Parties as it would have been under if it were an Original Lender; and

(ii)	performance by the Facility Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Facility Agent shall promptly notify to the Existing Lender and the New Lender.

(b)	Each Obligor on behalf of itself and each Transaction Obligor agrees that all rights and interests (present, future or contingent) which the Existing Lender has under or by virtue of the Finance Documents are assigned to the New Lender absolutely, free of any defects in the Existing Lender's title and of any rights or equities which the Borrowers or any other Transaction Obligor had against the Existing Lender.

(c)	A transfer will only be effective if the procedure set out in Clause 28.5 (Procedure for transfer) is complied with.

(d)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, a Transaction Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 12 (Tax Gross Up and Indemnities) or under that clause as incorporated by reference or in full in any other Finance Document or Clause 13 (Increased Costs),

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then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred. This paragraph (d) shall not apply in respect of an assignment or transfer made in the ordinary course of the primary syndication of the Facility.

(e)	Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Facility Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

28.3	Assignment or transfer fee

The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Facility Agent (for its own account) a fee of $3,500.

28.4	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Transaction Documents, the Transaction Security or any other documents;

(ii)	the financial condition of any Transaction Obligor;

(iii)	the performance and observance by any Transaction Obligor of its obligations under the Transaction Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Transaction Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties and the Secured Parties that it:

(i)	has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Transaction Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Transaction Document or the Transaction Security; and

(ii)	will continue to make its own independent appraisal of the creditworthiness of each Transaction Obligor and its related entities throughout the Security Period.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

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(i)	accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 28 (Changes to the Lenders); or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Transaction Obligor of its obligations under the Transaction Documents or otherwise.

28.5	Procedure for transfer

(a)	Subject to the conditions set out in Clause 28.2 (Conditions of assignment or transfer), a transfer is effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with this Agreement and delivered in accordance with this Agreement, execute that Transfer Certificate.

(b)	The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied in its sole discretion that it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)	Subject to Clause 28.9 (Pro rata interest settlement), on the Transfer Date:

(i)	to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security, each of the Transaction Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the "Discharged Rights and Obligations");

(ii)	each of the Transaction Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Transaction Obligor and the New Lender have assumed and/or acquired the same in place of that Transaction Obligor and the Existing Lender;

(iii)	the Facility Agent, the Security Agent, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Security Agent and the Existing Lenders shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a "Lender".

28.6	Procedure for assignment

(a)	Subject to the conditions set out in Clause 28.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

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(b)	The Facility Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied in its sole discretion it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(c)	Subject to Clause 28.9 (Pro rata interest settlement), on the Transfer Date:

(i)	the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents and in respect of the Transaction Security expressed to be the subject of the assignment in the Assignment Agreement;

(ii)	the Existing Lender will be released from the obligations (the "Relevant Obligations") expressed to be the subject of the release in the Assignment Agreement (and any corresponding obligations by which it is bound in respect of the Transaction Security); and

(iii)	the New Lender shall become a Party as a "Lender" and will be bound by obligations equivalent to the Relevant Obligations.

(d)	Lenders may utilise procedures other than those set out in this Clause 28.6 (Procedure for assignment) to assign their rights under the Finance Documents (but not, without the consent of the relevant Transaction Obligor or unless in accordance with Clause 28.5 (Procedure for transfer), to obtain a release by that Transaction Obligor from the obligations owed to that Transaction Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in Clause 28.2 (Conditions of assignment or transfer).

28.7	Copy of Transfer Certificate or Assignment Agreement to Borrowers

The Facility Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Borrowers a copy of that Transfer Certificate or Assignment Agreement.

28.8	Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 28 (Changes to the Lenders), each Lender may without consulting with or obtaining consent from any Transaction Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b)	any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities,

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except that no such charge, assignment or Security shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for a Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by a Transaction Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

28.9	Pro rata interest settlement

(a)	If the Facility Agent has notified the Lenders that it is able to distribute interest payments on a "pro rata basis" to Existing Lenders and New Lenders then (in respect of any transfer pursuant to Clause 28.5 (Procedure for transfer) or any assignment pursuant to Clause 28.6 (Procedure for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):

(i)	any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date ("Accrued Amounts") and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six Months, on the next of the dates which falls at six Monthly intervals after the first day of that Interest Period); and

(ii)	the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts, so that, for the avoidance of doubt:

(A)	when the Accrued Amounts become payable, those Accrued Amounts will be payable to the Existing Lender; and

(B)	the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 28.9 (Pro rata interest settlement), have been payable to it on that date, but after deduction of the Accrued Amounts.

(b)	In this Clause 28.9 (Pro rata interest settlement) references to "Interest Period" shall be construed to include a reference to any other period for accrual of fees.

(c)	An Existing Lender which retains the right to the Accrued Amounts pursuant to this Clause 28.9 (Pro rata interest settlement) but which does not have a Commitment shall be deemed not to be a Lender for the purposes of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve any request for a consent, waiver, amendment or other vote of Lenders under the Finance Documents.

29	Changes to the Transaction Obligors

29.1	Assignment or transfer by Transaction Obligors

No Transaction Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents, without the prior written consent of the Facility Agent.

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29.2	Release of security

(a)	If a disposal of any asset subject to security created by a Security Document is made in the following circumstances:

(i)	the disposal is permitted by the terms of any Finance Document;

(ii)	the Majority Lenders agree to the disposal;

(iii)	the disposal is being made at the request of the Security Agent in circumstances where any security created by the Security Documents has become enforceable; or

(iv)	the disposal is being effected by enforcement of a Security Document,

the Security Agent (acting on the instructions of the Facility Agent acting on the instructions of the Majority Lenders) shall release the asset(s) being disposed of from any security over those assets created by a Security Document. However, the proceeds of any disposal (or an amount corresponding to them) must be applied in accordance with the requirements of the Finance Documents (if any).

(b)	If the Security Agent (acting on the instructions of the Facility Agent acting on the instructions of the Majority Lenders) is satisfied that a release is allowed under this Clause 29.2 (Release of security) (at the request and expense of the Borrowers) each Finance Party must enter into any document and do all such other things which are reasonably required to achieve that release. Each other Finance Party irrevocably authorises the Security Agent to enter into any such document. Any release will not affect the obligations of any other Transaction Obligor under the Finance Documents.

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Section 10

The Finance Parties

30	The Facility Agent and the Reference Banks

30.1	Appointment of the Facility Agent

(a)	Each of the Lenders appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.

(b)	Each of the Lenders authorises the Facility Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Facility Agent under, or in connection with, the Finance Documents together with any other incidental rights, powers, authorities and discretions.

30.2	Instructions

(a)	The Facility Agent shall:

(i)	unless there is an explicit provision in a Finance Document which states that the Facility Agent will act at its sole and absolute discretion or without the instructions of the Majority Lenders, exercise or refrain from exercising any right, power, authority or discretion vested in it as Facility Agent (including, without limitation, make any designation, determination, specification or demand, approve an evidence or the form of a document, serve a notice, grant an approval or a consent or refrain from taking any such action), upon receipt of and in accordance with any instructions given to it by:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B)	in all other cases, the Majority Lenders; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) (A) in accordance with sub-paragraph (i) above (or, if this Agreement stipulates the matter is a decision for any other Finance Party or group of Finance Parties, in accordance with instructions given to it by that Finance Party or group of Finance Parties) or (B) in its capacity as Facility Agent under the Transaction Documents.

(b)	The Facility Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Facility Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c)	Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Facility Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

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(d)	Without prejudice to paragraph (a)(ii) above, paragraph (a)(i) above shall not apply:

(i)	where a contrary indication appears in a Finance Document;

(ii)	where a Finance Document requires the Facility Agent to act in a specified manner or to take a specified action;

(iii)	in respect of any provision which protects the Facility Agent's own position in its personal capacity as opposed to its role of Facility Agent for the relevant Finance Parties.

(e)	If giving effect to instructions given by the Majority Lenders would in the Facility Agent's opinion have an effect equivalent to an amendment or waiver referred to in Clause 43 (Amendments and Waivers), the Facility Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Facility Agent) whose consent would have been required in respect of that amendment or waiver.

(f)	The Facility Agent may refrain from acting in accordance with any instructions of any Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may reasonably incur in complying with those instructions.

(g)	Without prejudice to the remainder of this Clause 30.2 (Instructions), in the absence of instructions, the Facility Agent shall not be obliged to take any action (or refrain from taking action) even if it considers acting or not acting to be in the best interests of the Finance Parties.

(h)	The Facility Agent is not authorised to act on behalf of a Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.

30.3	Duties of the Facility Agent

(a)	The Facility Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

(b)	Subject to paragraph (c) below, the Facility Agent shall promptly forward to a Party the original or a copy of any document or notice which is delivered to the Facility Agent for that Party by any other Party.

(c)	Without prejudice to Clause 28.7 (Copy of Transfer Certificate or Assignment Agreement to Borrowers), paragraph (b) above shall not apply to any Transfer Certificate or any Assignment Agreement.

(d)	Notwithstanding anything set out in a Transaction Document, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(e)	If the Facility Agent receives notice from a Party referring to any Finance Document, describing a circumstance and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties but shall not have any duty to verify whether the circumstance described has actually occurred or whether it constitutes a Default.

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(f)	If the Facility Agent is aware of the non-payment of any principal, interest or any fee payable to a Finance Party under this Agreement, it shall promptly notify the other Finance Parties.

(g)	The Facility Agent shall provide to the Borrowers within 5 Business Days of a request by the Borrowers (but no more frequently than once per calendar quarter), a list (which may be in electronic form) setting out the names of the Lenders as at that Business Day, their respective Commitments, the address and fax number (and the department or officer, if any, for whose attention any communication is to be made) of each Lender for any communication to be made or document to be delivered under or in connection with the Finance Documents, the electronic mail address and/or any other information required to enable the sending and receipt of information by electronic mail or other electronic means to and by each Lender to whom any communication under or in connection with the Finance Documents may be made by that means and the account details of each Lender for any payment to be distributed by the Facility Agent to that Lender under the Finance Documents.

(h)	The Facility Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

30.4	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Facility Agent as a trustee or fiduciary of any other person.

(b)	The Facility Agent shall not be bound to account to other Finance Party for any sum or the profit element of any sum received by it for its own account.

30.5	Application of receipts

Except as expressly stated to the contrary in any Finance Document, any moneys which the Facility Agent receives or recovers in its capacity as Facility Agent shall be applied by the Facility Agent in accordance with Clause 34.5 (Application of receipts; partial payments).

30.6	Business with the Group

The Facility Agent may accept deposits from, lend money to, and generally engage in any kind of banking or other business with, any member of the Group.

30.7	Rights and discretions

(a)	The Facility Agent may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Majority Lenders, any Finance Parties or any group of Finance Parties are duly given in accordance with the terms of the Finance Documents; and

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(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Finance Parties) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 27.2 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and

(iii)	any notice or request made by the Borrowers (other than the Utilisation Request) is made on behalf of and with the consent and knowledge of all the Transaction Obligors.

(c)	The Facility Agent may engage (at the Borrowers' expense) the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Facility Agent may at any time engage (at the Borrowers' expense) the services of any lawyers to act as independent counsel to the Facility Agent (and so separate from any lawyers instructed by the Lenders) if the Facility Agent in its reasonable opinion deems this to be desirable.

(e)	The Facility Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Facility Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Facility Agent may act in relation to the Finance Documents and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Facility Agent's gross negligence or wilful misconduct.

(g)	Unless a Finance Document expressly provides otherwise the Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under the Finance Documents.

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(h)	Notwithstanding any provision of any Finance Document to the contrary, the Facility Agent is not obliged to do or omit to do anything if it would or might, in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i)	Notwithstanding any provision of any Finance Document to the contrary, the Facility Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

30.8	Responsibility for documentation

The Facility Agent is not responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, the Security Agent, a Transaction Obligor or any other person in, or in connection with, any Transaction Document or the transactions contemplated in the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; or

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document or the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(c)	any determination as to whether any information provided or to be provided to any Finance Party or Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

30.9	No duty to monitor

The Facility Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Transaction Obligor of its obligations under any Transaction Document; or

(c)	whether any other event specified in any Transaction Document has occurred.

30.10	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to paragraph (e) of Clause 34.11 (Disruption to Payment Systems etc.) or any other provision of any Finance Document excluding or limiting the liability of the Facility Agent), the Facility Agent will not be liable for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Transaction Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct;

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(ii)	exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Transaction Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(iii)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation, for negligence or any other category of liability whatsoever) arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party other than the Facility Agent may take any proceedings against any officer, employee or agent of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property and any officer, employee or agent of the Facility Agent may rely on this Clause subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

(c)	The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Facility Agent to carry out:

(i)	any "know your customer" or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Finance Party,

on behalf of any Finance Party and each Finance Party confirms to the Facility Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent.

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(e)	Without prejudice to any provision of any Finance Document excluding or limiting the Facility Agent's liability, any liability of the Facility Agent arising under or in connection with any Transaction Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Facility Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Facility Agent at any time which increase the amount of that loss. In no event shall the Facility Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Facility Agent has been advised of the possibility of such loss or damages.

30.11	Lenders' indemnity to the Facility Agent

(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Facility Agent (otherwise than by reason of the Facility Agent's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 34.11 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) in acting as Facility Agent under the Finance Documents (unless the Facility Agent has been reimbursed by a Transaction Obligor pursuant to a Finance Document).

(b)	Subject to paragraph (c) below, the Borrowers shall immediately on demand reimburse any Lender for any payment that Lender makes to the Facility Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which a Lender claims reimbursement relates to a liability of the Facility Agent to an Obligor.

30.12	Resignation of the Facility Agent

(a)	The Facility Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrowers.

(b)	Alternatively, the Facility Agent may resign by giving 30 days' notice to the other Finance Parties and the Borrowers, in which case the Majority Lenders may appoint a successor Facility Agent.

(c)	If the Majority Lenders have not appointed a successor Facility Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given (or such earlier day as may be agreed by the Majority Lenders), the retiring Facility Agent may (but shall not be obliged to), appoint a successor Facility Agent.

(d)	The retiring Facility Agent shall, at the Borrowers' cost, make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents. The Borrowers shall indemnify the retiring Facility Agent prior to it being required to undertake any actions referred to in this sub-paragraph for the amount of all costs and expenses (including legal fees) to be properly incurred by it in making available such documents and records and providing such assistance.

(e)	The retiring Facility Agent's resignation notice shall only take effect upon the appointment of a successor.

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(f)	Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (d) above) but shall remain entitled to the benefit of Clause 14.3 (Indemnity to the Facility Agent) and this Clause 30 (The Facility Agent) and any other provisions of a Finance Document which are expressed to limit or exclude its liability (or to indemnify it) in acting as Facility Agent. Any fees for the account of the retiring Facility Agent shall cease to accrue from (and shall be payable on) that date. Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g)	The Majority Lenders may, by notice to the Facility Agent, require it to resign in accordance with paragraph (b) above. In this event, the Facility Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (d) above shall be for the account of the Borrowers.

(h)	The consent of the Borrowers (or any other Transaction Obligor) is not required for an assignment or transfer of rights and/or obligations by the Facility Agent in accordance with this Agreement.

(i)	The Facility Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Facility Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Facility Agent under the Finance Documents, either:

(i)	the Facility Agent fails to respond to a request under Clause 12.7 (FATCA Information) and a Lender reasonably believes that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)	the information supplied by the Facility Agent pursuant to Clause 12.7 (FATCA Information) indicates that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Facility Agent notifies the Borrowers and the Lenders that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

and (in each case) a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Facility Agent were a FATCA Exempt Party, and that Lender, by notice to the Facility Agent, requires it to resign.

30.13	Confidentiality

(a)	In acting as Facility Agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by a division or department of the Facility Agent other than the division or department responsible for complying with the obligations assumed by it under the Finance Documents, that information may be treated as confidential to that division or department, and the Facility Agent shall not be deemed to have notice of it nor shall it be obliged to disclose such information to any Party.

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(c)	Without prejudice to Clause 30.4 (No fiduciary duties), the Facility Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

30.14	Relationship with the other Finance Parties

(a)	Subject to Clause 28.9 (Pro rata interest settlement), the Facility Agent may treat a person shown in its records as Lender at the opening of business (in the place of the Facility Agent's principal office as notified to the Finance Parties from time to time) as a Lender acting through its Facility Office.

(i)	entitled to or liable for any payment due under any Finance Document on that day; and

(ii)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days' prior written notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)	Each Finance Party shall supply the Facility Agent with any information that the Security Agent may reasonably specify (through the Facility Agent) as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent. Each Finance Party shall deal with the Security Agent exclusively through the Facility Agent and shall not deal directly with the Security Agent and any reference to any instructions being given by or sought from any Finance Party or group of Finance Parties to or by the Security Agent in this Agreement must be given or sought through the Facility Agent.

(c)	Any Lender may by notice to the Facility Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 37.5 (Electronic communication)) electronic mail address and/or any other information required to enable the transmission of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address (or such other information), department and officer by that Lender for the purposes of Clause 37.2 (Addresses) and sub-paragraph (ii) of paragraph (a) of Clause 37.5 (Electronic communication) and the Facility Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

30.15	Credit appraisal by the Finance Parties

Without affecting the responsibility of any Transaction Obligor for information supplied by it or on its behalf in connection with any Transaction Document, each Finance Party confirms to the Facility Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under, or in connection with, any Transaction Document including but not limited to:

(a)	the financial condition, status and nature of each Transaction Obligor;

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(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(c)	whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under, or in connection with, any Transaction Document, the Security Property, the transactions contemplated by the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(d)	the adequacy, accuracy or completeness of any information provided by the Facility Agent, any Party or by any other person under, or in connection with, any Transaction Document, the transactions contemplated by any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; and

(e)	the right or title of any person in or to or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security affecting the Security Assets.

30.16	Facility Agent's management time

Any amount payable to the Facility Agent under Clause 14.3 (Indemnity to the Facility Agent), Clause 16 (Costs and Expenses) and Clause 30.11 (Lenders' indemnity to the Facility Agent) shall include the cost of utilising the Facility Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Facility Agent may notify to the Borrowers and the other Finance Parties, and is in addition to any fee paid or payable to the Facility Agent under Clause 11 (Fees).

30.17	Deduction from amounts payable by the Facility Agent

If any Party owes an amount to the Facility Agent under the Finance Documents, the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

30.18	Reliance and engagement letters

Each Secured Party confirms that the Facility Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Facility Agent) the terms of any reliance letter or engagement letters or any reports or letters provided by accountants, auditors or providers of due diligence reports in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

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30.19	Full freedom to enter into transactions

Without prejudice to Clause 30.6 (Business with the Group) or any other provision of a Finance Document and notwithstanding any rule of law or equity to the contrary, the Facility Agent shall be absolutely entitled:

(a)	to enter into and arrange banking, derivative, investment and/or other transactions of every kind with or affecting any Transaction Obligor or any person who is party to, or referred to in, a Finance Document (including, but not limited to, any interest or currency swap or other transaction, whether related to this Agreement or not, and acting as syndicate agent and/or security agent for, and/or participating in, other facilities to such Transaction Obligor or any person who is party to, or referred to in, a Finance Document);

(b)	to deal in and enter into and arrange transactions relating to:

(i)	any securities issued or to be issued by any Transaction Obligor or any other person; or

(ii)	any options or other derivatives in connection with such securities; and

(c)	to provide advice or other services to the Borrowers or any person who is a party to, or referred to in, a Finance Document,

and, in particular, the Facility Agent shall be absolutely entitled, in proposing, evaluating, negotiating, entering into and arranging all such transactions and in connection with all other matters covered by paragraphs (a), (b) and (c) above, to use (subject only to insider dealing legislation) any information or opportunity, howsoever acquired by it, to pursue its own interests exclusively, to refrain from disclosing such dealings, transactions or other matters or any information acquired in connection with them and to retain for its sole benefit all profits and benefits derived from the dealings transactions or other matters.

30.20	Majority Lenders' Instructions

(a)	Notwithstanding anything to the contrary contained in the Transaction Documents, the Parties acknowledge that where any provision in a Transaction Document refers to the Facility Agent being obliged to or entitled to take any specified action, exercise any discretion, make any determination, give any consent or waiver, or act in a certain way in connection with the transactions contemplated by the Transaction Documents, it shall or may (as the case may be) take such specified action, exercise such discretion, make such determination, give any consent in accordance with the instructions or directions of the Majority Lenders or all Lenders, as the case may be and in doing so shall be deemed to have acted reasonably.

(b)	Any instructions given by the Majority Lenders or the Lenders shall be in writing and any instructions by the Majority Lenders on matters which do not require the consent or instructions of all the Lenders as specified in this Agreement shall be binding on all the Lenders.

(c)	The Facility Agent may refrain from acting in accordance with the instructions of the Majority Lenders or the Lenders (as the case may be) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d)	In the absence of instructions from the Majority Lenders the Facility Agent shall not be obliged to take action.

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(e)	The Facility Agent is not authorised to act on behalf of a Finance Party (without first obtaining the relevant Finance Party's consent) in any legal or arbitration proceedings relating to any Transaction Document.

30.21	Role of Reference Banks

(a)	No Reference Bank is under any obligation to provide a quotation or any other information to the Facility Agent.

(b)	No Reference Bank will be liable for any action taken by it under or in connection with any Finance Document, or for any Reference Bank Quotation, unless directly caused by its gross negligence or wilful misconduct.

(c)	No Party (other than the relevant Reference Bank) may take any proceedings against any officer, employee or agent of any Reference Bank in respect of any claim it might have against that Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, or to any Reference Bank Quotation, and any officer, employee or agent of each Reference Bank may rely on this Clause 30.21 (Role of Reference Banks) subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

30.22	Third Party Reference Banks

A Reference Bank which is not a Party may rely on Clause 30.21 (Role of Reference Banks), Clause 43.3 (Other exceptions) and Clause 45 (Confidentiality of Funding Rates and Reference Bank Quotations) subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

31	The Security Agent

31.1	Trust

(a)	The Security Agent declares that it holds the Security Property on trust for the Secured Parties on the terms contained in this Agreement and shall deal with the Security Property in accordance with this Clause 31 (The Security Agent) and the other provisions of the Finance Documents.

(b)	Each other Finance Party authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under, or in connection with, the Finance Documents together with any other incidental rights, powers, authorities and discretions.

31.2	Swiss security agreement matters

Without limiting any other rights of the Security Agent under this Agreement or any other Finance Document:

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(a)	with respect to the Swiss law governed account pledges and with respect to any other Swiss law governed pledge or any other Swiss law governed security agreement accessory (akzessorische) in nature, each present and future Secured Party hereby authorizes the Security Trustee (i) acting for itself and in the name and for the account of such Secured Party to accept as its direct representative (direkter Stellvertreter) any Swiss law pledge or any other Swiss law governed security accessory (akzessorische) in nature made or expressed to be made to such Secured Party, to hold, administer and, if necessary, enforce any such pledge or other security on behalf of each relevant Secured Party which has the benefit of such security, (ii) to agree as its direct representative (direkter Stellvertreter) to amendments and alterations to the Swiss law governed account pledge agreements or any other Swiss law governed security agreement accessory (akzessorisch) in nature, (iii) to effect as its direct representative (direkter Stellvertreter) any release of a security created under the Swiss law governed account pledges or any other Swiss law governed security agreement accessory (akzessorisch) in nature in accordance with this Agreement, and (iv) to exercise as its direct representative (direkter Stellvertreter) such other rights granted to the Security Agent under this Agreement or under the Swiss law governed account pledges or any other Swiss law governed security agreement accessory (akzessorisch) in nature; and

(b)	the Security Agent shall hold (i) any security interest over security constituted by a Swiss law governed security agreement (other than the Swiss law governed account pledges and only with respect to an assignment or any other non-accessory (nicht akzessorische) security) and any proceeds of such security as fiduciary (treuhänderisch) in its own name but for the account of all relevant Secured Parties.

31.3	Parallel Debt (Covenant to pay the Security Agent)

(a)	Each Obligor irrevocably and unconditionally undertakes to pay to the Security Agent its Parallel Debt which shall be amounts equal to, and in the currency or currencies of, its Corresponding Debt.

(b)	The Parallel Debt of an Obligor:

(i)	shall become due and payable at the same time as its Corresponding Debt;

(ii)	is independent and separate from, and without prejudice to, its Corresponding Debt.

(c)	For the purposes of this Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)), the Security Agent:

(i)	is the independent and separate creditor of each Parallel Debt;

(ii)	acts in its own name and not as agent, representative or trustee of the Finance Parties and its claims in respect of each Parallel Debt shall not be held on trust; and

(iii)	shall have the independent and separate right to demand payment of each Parallel Debt in its own name (including, without limitation, through any suit, execution, enforcement of security, recovery of guarantees and applications for and voting in any kind of insolvency proceeding).

(d)	The Parallel Debt of an Obligor shall be:

(i)	decreased to the extent that its Corresponding Debt has been irrevocably and unconditionally paid or discharged; and

(ii)	increased to the extent that its Corresponding Debt has increased,

and the Corresponding Debt of an Obligor shall be:

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(A)	decreased to the extent that its Parallel Debt has been irrevocably and unconditionally paid or discharged; and

(B)	increased to the extent that its Parallel Debt has increased,

in each case provided that the Parallel Debt of an Obligor shall never exceed its Corresponding Debt.

(e)	All amounts received or recovered by the Security Agent in connection with this Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) to the extent permitted by applicable law, shall be applied in accordance with Clause 34.5 (Application of receipts; partial payments).

(f)	This Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) shall apply, with any necessary modifications, to each Finance Document.

31.4	Enforcement through Security Agent only

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Security Documents except through the Security Agent.

31.5	Instructions

(a)	The Security Agent shall:

(i)	unless there is an explicit provision in a Finance Document that the Security Agent shall act in its sole and absolute discretion or without the instructions of the Majority Lenders or the Lenders, exercise or refrain from exercising any right, power, authority or discretion (including, without limitation, make any designation, determination, specification or demand, approve an evidence or the form of a document, serve a notice, grant an approval or a consent or refrain from taking any such action), vested in it as Security Agent upon receipt of and in accordance with any instructions given to it by:

(A)	all Lenders (or the Facility Agent on their behalf) if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B)	in all other cases, the Majority Lenders (or the Facility Agent on their behalf); and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) (A) in accordance with sub-paragraph (i) above (or if this Agreement stipulates the matter is a decision for any other Finance Party or group of Finance Parties, in accordance with instructions given to it by that Finance Party or group of Finance Parties) or (B) in its capacity as Security Agent under the Transaction Documents.

(b)	The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or the Facility Agent on their behalf) (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Security Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

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(c)	Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Security Agent by the Facility Agent (acting on the instructions of the Majority Lenders) shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d)	Without prejudice to paragraph (a)(ii) above, paragraph (a)(i) above shall not apply:

(i)	in respect of any provision which protects the Security Agent's own position in its personal capacity as opposed to its role of Security Agent for the relevant Secured Parties.

(ii)	in respect of the exercise of the Security Agent's discretion to exercise a right, power or authority under any of:

(A)	Clause 31.29 (Application of receipts);

(B)	Clause 31.30 (Permitted Deductions); and

(C)	Clause 31.31 (Prospective liabilities).

(e)	If giving effect to instructions given by the Majority Lenders would in the Security Agent's opinion have an effect equivalent to an amendment or waiver referred to in Clause 43 (Amendments and Waivers), the Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Security Agent) whose consent would have been required in respect of that amendment or waiver.

(f)	In exercising any discretion to exercise a right, power or authority under the Finance Documents where either:

(i)	it has not received any instructions as to the exercise of that discretion; or

(ii)	the exercise of that discretion is subject to sub-paragraph (ii) of paragraph (d) above,

the Security Agent shall do so having regard to the interests of all the Secured Parties.

(g)	The Security Agent may refrain from acting in accordance with any instructions of any Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(h)	Without prejudice to the remainder of this Clause 31.5 (Instructions), in the absence of instructions, the Security Agent may (but shall not be obliged to) take such action in the exercise of its powers and duties under the Finance Documents as it considers in its discretion to be appropriate.

(i)	The Security Agent is not authorised to act on behalf of a Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.

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31.6	Duties of the Security Agent

(a)	The Security Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

(b)	The Security Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party.

(c)	Except where a Finance Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)	If the Security Agent receives notice from a Party referring to any Finance Document, describing a circumstance and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties but shall not have any duty to verify whether the circumstances described has actually occurred or whether it constitutes a Default.

(e)	The Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

31.7	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Security Agent as an agent, trustee or fiduciary of any Transaction Obligor or any other person.

(b)	The Security Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.

31.8	Business with the Group

The Security Agent may accept deposits from, lend money to, and generally engage in any kind of banking or other business with, any member of the Group.

31.9	Rights and discretions

(a)	The Security Agent may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Majority Lenders, any Finance Parties or any group of Finance Parties are duly given in accordance with the terms of the Finance Documents;

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(C)	if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Finance Documents for so acting have been satisfied; and

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(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Security Agent shall be entitled to carry out all dealings with the other Finance Parties through the Facility Agent and may give to the Facility Agent any notice or other communication required to be given by the Security Agent to any Finance Party.

(c)	The Security Agent may assume (unless it has received notice to the contrary in its capacity as security agent for the Secured Parties) that:

(i)	no Default has occurred;

(ii)	any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and

(iii)	any notice or request made by the Borrowers (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Transaction Obligors.

(d)	The Security Agent may engage (at the Borrowers' cost) for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(e)	Without prejudice to the generality of paragraph (c) above or paragraph (f) below, the Security Agent may at any time engage (at the Borrowers' cost) for the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by the Facility Agent or the Lenders) if the Security Agent in its reasonable opinion deems this to be desirable.

(f)	The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(g)	The Security Agent may act in relation to the Finance Documents and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Security Agent's gross negligence or wilful misconduct.

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(h)	Unless a Finance Document expressly provides otherwise the Security Agent may disclose to any other Party any information it reasonably believes it has received as security agent under the Finance Documents.

(i)	Without prejudice to Clause 31.7 (No fiduciary duties) and notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would or might, in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(j)	Notwithstanding any provision of any Finance Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

31.10	Responsibility for documentation

None of the Security Agent, any Receiver or Delegate is responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, the Security Agent, a Transaction Obligor or any other person in, or in connection with, any Transaction Document or the transactions contemplated in the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document or the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(c)	any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

31.11	No duty to monitor

The Security Agent shall not be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Transaction Obligor of its obligations under any Transaction Document; or

(c)	whether any other event specified in any Transaction Document has occurred.

31.12	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Security Agent or any Receiver or Delegate), none of the Security Agent nor any Receiver or Delegate will be liable for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Transaction Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct;

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(ii)	exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Transaction Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or

(iii)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv)	without prejudice to the generality of sub-paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation, for negligence or any other category of liability whatsoever) arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party other than the Security Agent, that Receiver or that Delegate (as applicable) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this Clause subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

(c)	The Security Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Security Agent if the Security Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Security Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Security Agent to carry out:

(i)	any "know your customer" or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Finance Party,

on behalf of any Finance Party and each Finance Party confirms to the Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Agent.

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(e)	Without prejudice to any provision of any Finance Document excluding or limiting the liability of the Security Agent or any Receiver or Delegate, any liability of the Security Agent or any Receiver or Delegate arising under or in connection with any Transaction Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Agent. Receiver or Delegate or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Agent, any Receiver or Delegate at any time which increase the amount of that loss. In no event shall the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Security Agent, the Receiver or Delegate has been advised of the possibility of such loss or damages.

31.13	Lenders' indemnity to the Security Agent

(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under the Finance Documents (unless the Security Agent, Receiver or Delegate has been reimbursed by a Transaction Obligor pursuant to a Finance Document).

(b)	Subject to paragraph (c) below, the Borrowers shall immediately on demand reimburse any Lender for any payment that Lender makes to the Security Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which a Lender claims reimbursement relates to a liability of the Security Agent to an Obligor.

31.14	Resignation of the Security Agent

(a)	The Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrowers.

(b)	Alternatively, the Security Agent may resign by giving 30 days' notice to the other Finance Parties and the Borrowers, in which case the Majority Lenders may appoint a successor Security Agent.

(c)	If the Majority Lenders have not appointed a successor Security Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Security Agent may appoint a successor Security Agent.

(d)	The retiring Security Agent shall, at the Borrowers' cost, make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Finance Documents. The Borrowersshall indemnify the retiring Security Agent prior to it being required to undertake any actions referred to in this sub-paragraph for the amount of all costs and expenses (including legal fees) to be properly incurred by it in making available such documents and records and providing such assistance.

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(e)	The Security Agent's resignation notice shall only take effect upon:

(i)	the appointment of a successor; and

(ii)	the transfer, by way of a document expressed as a deed, of all the Security Property to that successor.

(f)	Upon the appointment of a successor, the retiring Security Agent shall be discharged, by way of a document executed as a deed, from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) of Clause 31.26 (Winding up of trust) and paragraph (d) above) but shall remain entitled to the benefit of Clause 14.4 (Indemnity to the Security Agent) and this Clause 31 (The Security Agent) and any other provisions of a Finance Document which are expressed to limit or exclude its liability (or to indemnify it) in acting as Security Agent. Any fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date. Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(g)	The Majority Lenders may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (d) above shall be for the account of the Borrowers.

(h)	The consent of the Borrowers (or any other Transaction Obligor) is not required for an assignment or transfer of rights and/or obligations by the Security Agent.

31.15	Confidentiality

(a)	In acting as Security Agent for the Finance Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by a division or department of the Security Agent other than the division or department responsible for complying with the obligations assumed by it under the Finance Documents, that information may be treated as confidential to that division or department, and the Security Agent shall not be deemed to have notice of it nor shall it be obliged to disclose such information to any Party.

(c)	Without prejudice to Clause 31.7 (No fiduciary duties) and notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

31.16	Credit appraisal by the Finance Parties

Without affecting the responsibility of any Transaction Obligor for information supplied by it or on its behalf in connection with any Transaction Document, each Finance Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under, or in connection with, any Transaction Document including but not limited to:

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(a)	the financial condition, status and nature of each Transaction Obligor;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(c)	whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under, or in connection with, any Transaction Document, the Security Property, the transactions contemplated by the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;

(d)	the adequacy, accuracy or completeness of any information provided by the Security Agent, any Party or by any other person under, or in connection with, any Transaction Document, the transactions contemplated by any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; and

(e)	the right or title of any person in or to or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security affecting the Security Assets.

31.17	Security Agent's management time

(a)	Any amount payable to the Security Agent under Clause 14.4 (Indemnity to the Security Agent), Clause 16 (Costs and Expenses) and Clause 31.13 (Lenders' indemnity to the Security Agent) shall include the cost of utilising the Security Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Security Agent may notify to the Borrowers and the other Finance Parties and is in addition to any fee paid or payable to the Security Agent under Clause 11 (Fees).

(b)	Without prejudice to paragraph (a) above, in the event of:

(i)	a Default;

(ii)	the Security Agent being requested by a Transaction Obligor or the Majority Lenders to undertake duties which the Security Agent and the Borrowers agree to be of an exceptional nature or outside the scope of the normal duties of the Security Agent under the Finance Documents; or

(iii)	the Security Agent and the Borrowers agreeing that it is otherwise appropriate in the circumstances,

the Borrowers shall pay to the Security Agent any additional remuneration (together with any applicable VAT) that may be agreed between them or determined pursuant to paragraph (c) below.

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(c)	If the Security Agent and the Borrowers fail to agree upon the nature of the duties, or upon the additional remuneration referred to in paragraph (b) above or whether additional remuneration is appropriate in the circumstances, any dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Security Agent and approved by the Borrowers or, failing approval, nominated (on the application of the Security Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Borrowers) and the determination of any investment bank shall be final and binding upon the Parties.

31.18	Reliance and engagement letters

Each Secured Party confirms that the Security Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Security Agent) the terms of any reliance letter or engagement letters or any reports or letters provided by accountants, auditors or providers of due diligence reports in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

31.19	No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Transaction Obligor to any of the Security Assets;

(b)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;

(c)	register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;

(d)	take, or to require any Transaction Obligor to take, any step to perfect its title to any of the Security Assets or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e)	require any further assurance in relation to any Finance Document.

31.20	Insurance by Security Agent

(a)	The Security Agent shall not be obliged:

(i)	to insure any of the Security Assets;

(ii)	to require any other person to maintain any insurance; or

(iii)	to verify any obligation to arrange or maintain insurance contained in any Finance Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

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(b)	Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind.

31.21	Custodians and nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

31.22	Delegation by the Security Agent

(a)	Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)	That delegation may be made upon any terms and conditions (including the power to sub delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.

(c)	No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of any such delegate or sub delegate.

31.23	Additional Security Agents

(a)	The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i)	if it considers that appointment to be in the interests of the Secured Parties; or

(ii)	for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii)	for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Borrowers and the Finance Parties of that appointment.

(b)	Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Finance Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c)	The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

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31.24	Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Transaction Obligor may have to any of the Security Assets and shall not be liable for or bound to require any Transaction Obligor to remedy any defect in its right or title.

31.25	Releases

Upon a disposal of any of the Security Assets pursuant to the enforcement of the Transaction Security by a Receiver, a Delegate or the Security Agent, the Security Agent is irrevocably authorised (at the cost of the Obligors and without any consent, sanction, authority or further confirmation from any other Secured Party) to release, without recourse or warranty, that property from the Transaction Security and to execute any release of the Transaction Security or other claim over that asset and to issue any certificates of non-crystallisation of floating charges that may be required or desirable.

31.26	Winding up of trust

If the Security Agent, with the approval of the Facility Agent (acting on the instructions of the Majority Lenders) determines (acting on the instructions of the Majority Lenders) that:

(a)	all of the Secured Liabilities and all other obligations secured by the Security Documents have been fully and finally discharged; and

(b)	no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Transaction Obligor pursuant to the Finance Documents, then

(i)	the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(ii)	any Security Agent which has resigned pursuant to Clause 31.14 (Resignation of the Security Agent) shall release, without recourse or warranty, all of its rights under each Security Document.

31.27	Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Finance Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

31.28	Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement and the other Finance Documents. Where there are any inconsistencies between (i) the Trustee Acts 1925 and 2000 and (ii) the provisions of this Agreement and any other Finance Document, the provisions of this Agreement and any other Finance Document shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement and any other Finance Document shall constitute a restriction or exclusion for the purposes of the Trustee Act 2000.

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31.29	Application of receipts

All amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Finance Document, under Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) or in connection with the realisation or enforcement of all or any part of the Security Property (for the purposes of this Clause 31 (The Security Agent), the "Recoveries") shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, acting reasonably, to the extent permitted by applicable law (and subject to the remaining provisions of this Clause 31 (The Security Agent)), in the following order of priority:

(a)	in discharging any sums owing to the Security Agent (in its capacity as such) other than pursuant to Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) or any Receiver or Delegate;

(b)	in payment or distribution to the Facility Agent, on its behalf and on behalf of the other Secured Parties, for application towards the discharge of all sums due and payable by any Transaction Obligor under any of the Finance Documents in accordance with Clause 34.5 (Application of receipts; partial payments);

(c)	if none of the Transaction Obligors is under any further actual or contingent liability under any Finance Document, in payment or distribution to any person to whom the Security Agent is obliged to pay or distribute in priority to any Transaction Obligor; and

(d)	the balance, if any, in payment or distribution to the relevant Transaction Obligor.

31.30	Permitted Deductions

The Security Agent may, in its discretion:

(a)	set aside by way of reserve amounts required to meet, and to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any applicable law to make from any distribution or payment made by it under this Agreement; and

(b)	pay all Taxes which may be assessed against it in respect of any of the Security Property, or as a consequence of performing its duties, or by virtue of its capacity as Security Agent under any of the Finance Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

31.31	Prospective liabilities

Following enforcement of any of the Transaction Security, the Security Agent may, in its discretion, or at the request of the Facility Agent, hold any Recoveries in a suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit, acting reasonably, for later payment to the Facility Agent for application in accordance with Clause 31.29 (Application of receipts) in respect of:

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(a)	any sum to the Security Agent, any Receiver or any Delegate; and

(b)	any part of the Secured Liabilities,

that the Security Agent or, in the case of paragraph (b) only, the Facility Agent, reasonably considers, in each case, might become due or owing at any time in the future.

31.32	Investment of proceeds

Prior to the payment of the proceeds of the Recoveries to the Facility Agent for application in accordance with Clause 31.29 (Application of receipts) the Security Agent may, in its discretion, hold all or part of those proceeds in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) pending the payment from time to time of those moneys in the Security Agent's discretion in accordance with the provisions of Clause 31.29 (Application of receipts).

31.33	Currency conversion

(a)	For the purpose of, or pending the discharge of, any of the Secured Liabilities the Security Agent may convert any moneys received or recovered by the Security Agent from one currency to another, at a market rate of exchange available to the Security Agent in its usual course of business.

(b)	The obligations of any Transaction Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

31.34	Good discharge

(a)	Any payment to be made in respect of the Secured Liabilities by the Security Agent may be made to the Facility Agent on behalf of the Secured Parties and any payment made in that way shall be a good discharge, to the extent of that payment, by the Security Agent.

(b)	The Security Agent is under no obligation to make the payments to the Facility Agent under paragraph (a) above in the same currency as that in which the obligations and liabilities owing to the relevant Finance Party are denominated.

31.35	Amounts received by Obligors

If any of the Obligors receives or recovers any amount which, under the terms of any of the Finance Documents, should have been paid to the Security Agent, that Obligor will hold the amount received or recovered on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement.

31.36	Application and consideration

In consideration for the covenants given to the Security Agent by each Obligor in relation to Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)), the Security Agent agrees with each Obligor to apply all moneys from time to time paid by such Obligor to the Security Agent in accordance with the foregoing provisions of this Clause 31 (The Security Agent).

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31.37	Full freedom to enter into transactions

Without prejudice to Clause 31.8 (Business with the Group) or any other provision of a Finance Document and notwithstanding any rule of law or equity to the contrary, the Security Agent shall be absolutely entitled:

(a)	to enter into and arrange banking, derivative, investment and/or other transactions of every kind with or affecting any Transaction Obligor or any person who is party to, or referred to in, a Finance Document (including, but not limited to, any interest or currency swap or other transaction, whether related to this Agreement or not, and acting as syndicate agent and/or security agent for, and/or participating in, other facilities to such Transaction Obligor or any person who is party to, or referred to in, a Finance Document);

(b)	to deal in and enter into and arrange transactions relating to:

(i)	any securities issued or to be issued by any Transaction Obligor or any other person; or

(ii)	any options or other derivatives in connection with such securities; and

(c)	to provide advice or other services to the Borrowers or any person who is a party to, or referred to in, a Finance Document,

and, in particular, the Security Agent shall be absolutely entitled, in proposing, evaluating, negotiating, entering into and arranging all such transactions and in connection with all other matters covered by paragraphs (a), (b) and (c) above, to use (subject only to insider dealing legislation) any information or opportunity, howsoever acquired by it, to pursue its own interests exclusively, to refrain from disclosing such dealings, transactions or other matters or any information acquired in connection with them and to retain for its sole benefit all profits and benefits derived from the dealings transactions or other matters.

31.38	Majority Lenders' Instructions

(a)	Notwithstanding anything to the contrary contained in the Transaction Documents, the Parties acknowledge that where any provision in Transaction Document refers to the Security Agent being obliged to or entitled to take any specified action, exercise any discretion, make any determination, give any consent or waiver, or act in a certain way in connection with the transactions contemplated by the Transaction Documents, it shall or may (as the case may be) take such specified action, exercise such discretion, make such determination, give any consent in accordance with the instructions or directions of the Facility Agent (acting on the instructions of the Majority Lenders or all Lenders, as the case may be) and in doing so shall be deemed to have acted reasonably.

(b)	Any instructions given by the Majority Lenders shall be in writing and be binding on all the Lenders.

(c)	The Security Agent may refrain from acting in accordance with the instructions of the Facility Agent until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d)	In the absence of instructions from the Facility Agent, the Security Agent shall not be obliged to take any action.

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The Security Agent is not authorised to act on behalf of a Finance Party (without first obtaining the relevant Finance Party's consent) in any legal or arbitration proceedings relating to any Security Document. Subject to the terms of the Transaction Documents, this paragraph (d) shall not apply to any legal or arbitration proceedings relating to the perfection preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or any Security Documents.

32	Conduct of Business by the Finance Parties

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

33	Sharing among the Finance Parties

33.1	Payments to Finance Parties

If a Finance Party (a "Recovering Finance Party") receives or recovers any amount from a Transaction Obligor other than in accordance with Clause 34 (Payment Mechanics) (a "Recovered Amount") and applies that amount to a payment due to it under the Finance Documents then:

(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Facility Agent;

(b)	the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Clause 34 (Payment Mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and

(c)	the Recovering Finance Party shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 34.5 (Application of receipts; partial payments).

33.2	Redistribution of payments

The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Transaction Obligor and distribute it among the Finance Parties (other than the Recovering Finance Party) (the "Sharing Finance Parties") in accordance with Clause 34.5 (Application of receipts; partial payments) towards the obligations of that Transaction Obligor to the Sharing Finance Parties.

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33.3	Recovering Finance Party's rights

On a distribution by the Facility Agent under Clause 33.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from a Transaction Obligor, as between the relevant Transaction Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Transaction Obligor.

33.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)	each Sharing Finance Party shall, upon request of the Facility Agent, pay to the Facility Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the "Redistributed Amount"); and

(b)	as between the relevant Transaction Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Transaction Obligor.

33.5	Exceptions

(a)	This Clause 33 (Sharing among the Finance Parties) shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Transaction Obligor.

(b)	A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified that other Finance Party of the legal or arbitration proceedings; and

(ii)	that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

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Section 11

Administration

34	Payment Mechanics

34.1	Payments to the Facility Agent

(a)	On each date on which a Transaction Obligor or a Lender is required to make a payment under a Finance Document, that Transaction Obligor or Lender shall make an amount equal to such payment available to the Facility Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facility Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in such Participating Member State or London, as specified by the Facility Agent) and with such bank as the Facility Agent, in each case, specifies.

34.2	Distributions by the Facility Agent

Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to Clause 34.3 (Distributions to a Transaction Obligor) and Clause 34.4 (Clawback and pre-funding) be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility Agent by not less than five Business Days' notice with a bank specified by that Party in the principal financial centre of the country of that currency or, in relation to euro, in a principal financial centre in such Participating Member State or London, as specified by that Party or, in the case of the Loan, to such account of such person as may be specified by the Borrowers in the Utilisation Request.

34.3	Distributions to a Transaction Obligor

The Facility Agent may (with the consent of the Transaction Obligor or in accordance with Clause 35 (Set-Off)) apply any amount received by it for that Transaction Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Transaction Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

34.4	Clawback and pre-funding

(a)	Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)	If the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.

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34.5	Application of receipts; partial payments

(a)	If the Facility Agent or the Security Agent (as applicable) receives a payment that is insufficient to discharge all the amounts then due and payable by a Transaction Obligor under the Finance Documents, the Facility Agent or the Security Agent (as applicable) shall apply that payment towards the obligations of that Transaction Obligor under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of, and any other amounts owing to, the Facility Agent, the Security Agent, any Receiver or any Delegate under the Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest and fees due but unpaid to the Lenders under this Agreement;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid to the Lenders under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due to any Finance Party but unpaid under the Finance Documents.

(b)	The Facility Agent shall, if so directed by the Majority Lenders, vary, or instruct the Security Agent to vary (as applicable) the order set out in sub-paragraphs (ii) to (iv) of paragraph (a) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by a Transaction Obligor.

34.6	No set-off by Transaction Obligors

All payments to be made by a Transaction Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

34.7	Business Days

(a)	Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

34.8	Currency of account

(a)	Subject to paragraphs (b) and (c) below, dollars is the currency of account and payment for any sum due from a Transaction Obligor under any Finance Document.

(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

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(c)	Any amount expressed to be payable in a currency other than dollars shall be paid in that other currency.

34.9	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facility Agent (acting on the instructions of the Majority Lenders) (after consultation with the Borrowers); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Facility Agent (acting on the instructions of the Majority Lenders).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Facility Agent (acting on the instructions of the Majority Lenders and after consultation with the Borrowers) specifies (acting on the instructions of the Majority Lenders) to be necessary, be amended to comply with any generally accepted conventions and market practice in the London interbank market and otherwise to reflect the change in currency.

34.10	Currency Conversion

(a)	For the purpose of, or pending any payment to be made by any Servicing Party under any Finance Document, such Servicing Party may convert any moneys received or recovered by it from one currency to another, at a market rate of exchange available to that Servicing Party in its usual course of business.

(b)	The obligations of any Transaction Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

34.11	Disruption to Payment Systems etc.

If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by the Borrowers that a Disruption Event has occurred:

(a)	the Facility Agent may, and shall if requested to do so by the Borrowers, consult with the Borrowers with a view to agreeing with the Borrowers such changes to the operation or administration of the Facility as the Facility Agent may deem necessary in the circumstances;

(b)	the Facility Agent shall not be obliged to consult with the Borrowers in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)	the Facility Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

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(d)	any such changes agreed upon by the Facility Agent and the Borrowers shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties and any Transaction Obligors as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 43 (Amendments and Waivers);

(e)	the Facility Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 34.11 (Disruption to Payment Systems etc.); and

(f)	the Facility Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

35	Set-Off

A Finance Party may set off any matured obligation due from a Transaction Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Transaction Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

36	Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each Party acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

37	Notices

37.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax, letter or, subject to Clause 37.5 (Electronic communication), by electronic mail.

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37.2	Addresses

The address, fax number and electronic mail address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents are:

(a)	in the case of the Borrowers, that specified in Schedule 1 (The Parties);

(b)	in the case of each Lender or any other Obligor, that specified in Schedule 1 (The Parties) or, if it becomes a Party after the date of this Agreement, that notified in writing to the Facility Agent on or before the date on which it becomes a Party;

(c)	in the case of the Facility Agent, that specified in Schedule 1 (The Parties); and

(d)	in the case of the Security Agent, that specified in Schedule 1 (The Parties),

or any substitute address, fax number or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five Business Days' notice.

37.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; or

(iii)	if by way of electronic mail, in accordance with Clause 37.5 (Electronic communication),

and, if a particular department or officer is specified as part of its address details provided under Clause 37.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to a Servicing Party will be effective only when actually received by that Servicing Party and then only if it is expressly marked for the attention of the department or officer of that Servicing Party specified in Schedule 1 (The Parties) (or any substitute department or officer as that Servicing Party shall specify for this purpose).

(c)	All notices from or to a Transaction Obligor shall be sent through the Facility Agent unless otherwise specified in any Finance Document.

(d)	Any communication or document made or delivered to the Borrowers in accordance with this Clause will be deemed to have been made or delivered to each of the Transaction Obligors.

(e)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

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37.4	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 37.2 (Addresses) or changing its own address or fax number, the Facility Agent shall notify the other Parties.

37.5	Electronic communication

(a)	Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days' notice.

(b)	Any such electronic communication as specified in paragraph (a) above to be made between an Obligor and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication.

(c)	Any such electronic communication as specified in paragraph (a) above made between any two Parties will be effective only when actually received (or made available) in readable form and in the case of any electronic communication made by a Party to the Facility Agent or the Security Agent only if it is addressed in such a manner as the Facility Agent or the Security Agent shall specify for this purpose.

(d)	Any electronic communication which becomes effective, in accordance with paragraph (c) above, after 5.00 p.m. in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e)	Any reference in a Finance Document to a communication being sent or received shall be construed to include that communication being made available in accordance with this Clause 37.5 (Electronic communication).

37.6	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Facility Agent (acting on the instructions of the Majority Lenders), accompanied by a certified English translation prepared by a translator approved by the Facility Agent (acting on the instructions of the Majority Lenders) and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

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38	Calculations and Certificates

38.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

38.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

38.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the London interbank market differs, in accordance with that market practice.

39	Partial Invalidity

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions under the law of that jurisdiction nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

40	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of any Secured Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of a Secured Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

41	Settlement or Discharge Conditional

Any settlement or discharge under any Finance Document between any Finance Party and any Transaction Obligor shall be conditional upon no security or payment to any Finance Party by any Transaction Obligor or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

42	Irrevocable Payment

If the Facility Agent considers that an amount paid or discharged by, or on behalf of, a Transaction Obligor or by any other person in purported payment or discharge of an obligation of that Transaction Obligor to a Secured Party under the Finance Documents is capable of being avoided or otherwise set aside on the liquidation or administration of that Transaction Obligor or otherwise, then that amount shall not be considered to have been unconditionally and irrevocably paid or discharged for the purposes of the Finance Documents.

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43	Amendments and Waivers

43.1	Required consents

(a)	Subject to Clause 43.2 (All Lender matters) and Clause 43.3 (Other exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and, in the case of an amendment, the Obligors and any such amendment or waiver will be binding on all Parties.

(b)	The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 43 (Amendments and Waivers).

(c)	Without prejudice to the generality of Clause 30.7 (Rights and discretions), the Facility Agent may at the Borrowers' cost engage and rely on the services of lawyers in determining the consent level required for and effecting any amendment, waiver or consent under this Agreement.

(d)	Paragraph (c) of Clause 28.9 (Pro rata interest settlement) shall apply to this Clause 43 (Amendments and Waivers).

43.2	All Lender matters

An amendment of or waiver or consent in relation to any term of any Finance Document that has the effect of changing or which relates to:

(a)	the definition of "Majority Lenders" in Clause 1.1 (Definitions);

(b)	a postponement to or extension of the date of payment of any amount under the Finance Documents;

(c)	a reduction in the Margin or the amount of any payment of principal, interest, fees or commission payable;

(d)	a change in currency of payment of any amount under the Finance Documents;

(e)	an increase in any Commitment or the Total Commitments, an extension of any Availability Period or any requirement that a cancellation of Commitments reduces the Commitments rateably under the Facility;

(f)	a change to any Transaction Obligor other than in accordance with Clause 29 (Changes to the Transaction Obligors);

(g)	any provision which expressly requires the consent of all the Lenders;

(h)	this Clause 43 (Amendments and Waivers);

(i)	any change to the preamble (Background), Clause 2 (The Facility), Clause 3 (Purpose), Clause 5 (Utilisation), Clause 7.4 (Mandatory prepayment on sale or Total Loss), Clause 8 (Interest), Clause 26 (Earnings Account and Application of Earnings), Clause 28 (Changes to the Lenders), Clause 33 (Sharing among the Finance Parties), Clause 47 (Governing Law) or Clause 48 (Enforcement);

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(j)	any release of, or material variation to, any Transaction Security, guarantee, indemnity or subordination arrangement set out in a Finance Document (except in the case of a release of Transaction Security as it relates to the disposal of an asset which is the subject of the Transaction Security and where such disposal is expressly permitted by the Majority Lenders or otherwise under a Finance Document);

(k)	(other than as expressly permitted by the provisions of any Finance Document) the nature or scope of:

(i)	the guarantee and indemnity granted under Clause 17 (Guarantee and Indemnity);

(ii)	the Security Assets; or

(iii)	the manner in which the proceeds of enforcement of the Transaction Security are distributed,

(except in the case of sub-paragraphs (ii) and (iii) above, insofar as it relates to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document);

(l)	the release of the guarantee and indemnity granted under Clause 17 (Guarantee and Indemnity) or of any Transaction Security unless permitted under this Agreement or any other Finance Document or relating to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document, shall not be made, or given, without the prior consent of all the Lenders.

43.3	Other exceptions

(a)	An amendment or waiver which relates to the rights or obligations of a Servicing Party (in its capacity as such) may not be effected without the consent of that Servicing Party.

(b)	The Borrowers and the Facility Agent or the Borrowers and the Security Agent, as applicable, may amend in writing or waive a term of an Agency Fee Letter to which they are party.

43.4	Replacement of Screen Rate

(a)	Subject to Clause 43.3 (Other exceptions), if a Screen Rate Replacement Event has occurred in relation to the Screen Rate for dollars any amendment or waiver which relates to:

(i)	providing for the use of a Replacement Benchmark in relation to that currency in place of that Screen Rate; and

(ii)

(A)	aligning any provision of any Finance Document to the use of that Replacement Benchmark;

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(B)	enabling that Replacement Benchmark to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Benchmark to be used for the purposes of this Agreement);

(C)	implementing market conventions applicable to that Replacement Benchmark;

(D)	providing for appropriate fallback (and market disruption) provisions for that Replacement Benchmark; or

(E)	adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Benchmark (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Facility Agent (acting on the instructions of the Majority Lenders) and the Borrowers.

(b)	If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) above within 10 Business Days (or such longer time period in relation to any request which the Borrowers and the Facility Agent may agree) of that request being made:

(i)	its Commitment or its participation in the Loan (as the case may be) shall not be included for the purpose of calculating the Total Commitments or the amount of the Loan (as applicable) when ascertaining whether any relevant percentage of Total Commitments or the aggregate of participations in the Loan (as applicable) has been obtained to approve that request; and

(ii)	its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

43.5	Obligor Intent

Without prejudice to the generality of Clauses (b)(ii) (Construction) and 17.4 (Waiver of defences), each Obligor expressly confirms that it intends that any guarantee contained in this Agreement or any other Finance Document and any Security created by any Finance Document shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

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44	Confidential Information

44.1	Confidentiality

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 44.2 (Disclosure of Confidential Information) and Clause 44.3 (Disclosure to numbering service providers) and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

44.2	Disclosure of Confidential Information

Any Finance Party may disclose:

(a)	to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:

(i)	to (or through) whom it assigns or transfers all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Facility Agent or Security Agent and, in each case, to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(ii)	with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Transaction Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(iii)	appointed by any Finance Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (c) of Clause 30.14 (Relationship with the other Finance Parties));

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in sub-paragraph (i) or (ii) of paragraph (b) above;

(v)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

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(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitrations, administrative or other investigations, proceedings or disputes;

(vii)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 28.8 (Security over Lenders' rights);

(viii)	who is a Party, a Transaction Obligor or any related entity of a Transaction Obligor;

(ix)	as a result of the registration of any Finance Document as contemplated by any Finance Document or any legal opinion obtained in connection with any Finance Document; or

(x)	with the consent of the Borrowers;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)	in relation to sub-paragraphs (i), (ii) and (iii) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)	in relation to sub-paragraph (iv) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)	in relation to sub-paragraphs (v), (vi) and (vii) of paragraph (b) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(c)	to any person appointed by that Finance Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered in to a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrowers and the relevant Finance Party; and

(d)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Transaction Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

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44.3	Disclosure to numbering service providers

(a)	Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or one or more Transaction Obligors the following information:

(i)	names of Transaction Obligors;

(ii)	country of domicile of Transaction Obligors;

(iii)	place of incorporation of Transaction Obligors;

(iv)	date of this Agreement;

(v)	Clause 47 (Governing Law);

(vi)	the name of the Facility Agent;

(vii)	date of each amendment and restatement of this Agreement;

(viii)	amount of Total Commitments;

(ix)	currency of the Facility;

(x)	type of Facility;

(xi)	ranking of Facility;

(xii)	Termination Date for Facility;

(xiii)	changes to any of the information previously supplied pursuant to sub-paragraphs (i) to (xii) above; and

(xiv)	such other information agreed between such Finance Party and the Borrowers,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)	The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or one or more Transaction Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)	Each Obligor represents, on behalf of itself and the other Transaction Obligors, that none of the information set out in sub-paragraphs (i) to (xiv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.

44.4	Entire agreement

This Clause 44 (Confidential Information) constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

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44.5	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

44.6	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrowers:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to sub-paragraph (v) of paragraph (b) of Clause 44.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 44 (Confidential Information).

44.7	Continuing obligations

The obligations in this Clause 44 (Confidential Information) are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of 24 months from the earlier of:

(a)	the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)	the date on which such Finance Party otherwise ceases to be a Finance Party.

45	Confidentiality of Funding Rates and Reference Bank Quotations

45.1	Confidentiality and disclosure

(a)	The Facility Agent and each Obligor agree to keep each Funding Rate (and, in the case of the Facility Agent, each Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b)	The Facility Agent may disclose:

(i)	any Funding Rate (but not, for the avoidance of doubt, any Reference Bank Quotation) to the Borrowers pursuant to Clause 8.4 (Notification of rates of interest); and

(ii)	any Funding Rate or any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Facility Agent and the relevant Lender or Reference Bank, as the case may be.

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(c)	The Facility Agent may disclose any Funding Rate or any Reference Bank Quotation, and each Obligor may disclose any Funding Rate, to:

(i)	any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives, if any person to whom that Funding Rate or Reference Bank Quotation is to be given pursuant to this sub-paragraph (i) is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;

(ii)	any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

(iii)	any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

(iv)	any person with the consent of the relevant Lender or Reference Bank, as the case may be.

(d)	The Facility Agent's obligations in this Clause 45 (Confidentiality of Funding Rates and Reference Bank Quotations) relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 8.4 (Notification of rates of interest) provided that (other than pursuant to sub-paragraph (i) of paragraph (b) above) the Facility Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.

45.2	Related obligations

(a)	The Facility Agent and each Obligor acknowledge that each Funding Rate (and, in the case of the Facility Agent, each Reference Bank Quotation) is or may be price sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Facility Agent and each Obligor undertake not to use any Funding Rate or, in the case of the Facility Agent, any Reference Bank Quotation for any unlawful purpose.

(b)	The Facility Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender or Reference Bank, as the case may be:

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(i)	of the circumstances of any disclosure made pursuant to sub-paragraph (ii) of paragraph (c) of Clause 45.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)	upon becoming aware that any information has been disclosed in breach of this Clause 45 (Confidentiality of Funding Rates and Reference Bank Quotations).

45.3	No Event of Default

No Event of Default will occur under Clause 27.4 (Other obligations) by reason only of an Obligor's failure to comply with this Clause 45 (Confidentiality of Funding Rates and Reference Bank Quotations).

46	Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

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Section 12

Governing Law and Enforcement

47	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

48	Enforcement

48.1	Jurisdiction

(a)	Unless specifically provided in another Finance Document in relation to that Finance Document, the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with any Finance Document (including a dispute regarding the existence, validity or termination of any Finance Document or any non-contractual obligation arising out of or in connection with any Finance Document) (a "Dispute").

(b)	The Obligors accept that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Obligor will argue to the contrary.

(c)	This Clause 48.1 (Jurisdiction) is for the benefit of the Secured Parties only. As a result, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.

48.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i)	irrevocably appoints Saville & Co at their registered office for the time being, presently at One Carey Lane, London EC2V 8AE, England, as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii)	agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrowers (on behalf of all the Obligors) must immediately (and in any event within 5 days of such event taking place) appoint another agent on terms acceptable to the Facility Agent. Failing this, the Facility Agent may appoint another agent for this purpose.

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49	Patriot Act Notice

49.1	Patriot Act Notice

Each of the Facility Agent and the Lenders hereby notifies the Borrowers that pursuant to the requirements of the PATRIOT Act and the policies and practices of the Facility Agent and each Lender, the Facility Agent and each of the Lenders is required to obtain, verify and record certain information and documentation that identifies each Transaction Obligor, which information includes the name and address of each Transaction Obligor and such other information that will allow the Facility Agent and each of the Lenders to identify each Transaction Obligor in accordance with the PATRIOT Act.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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Schedule 1

The Parties

Part A

The Obligors

Name of Borrower	Place of Incorporation	Registration number (or equivalent, if any)	Address for Communication

DEVOCEAN MARITIME LTD.	Marshall Islands	24361	c/o Globus Shipmanagement Corp. 128 Vouliagmenis Avenue 166 74 Glyfada Greece Tel: +30 210 9608300 Fax: +30 210 9608359 e-mail: info@globusmaritime.gr

DOMINA MARITIME LTD.	Marshall Islands	40259	c/o Globus Shipmanagement Corp. 128 Vouliagmenis Avenue 166 74 Glyfada Greece Tel: +30 210 9608300 Fax: +30 210 9608359 e-mail: info@globusmaritime.gr

DULAC MARITIME S.A.	Marshall Islands	40253	c/o Globus Shipmanagement Corp. 128 Vouliagmenis Avenue 166 74 Glyfada Greece Tel: +30 210 9608300 Fax: +30 210 9608359 e-mail: info@globusmaritime.gr

ARTFUL SHIPHOLDING S.A.	Marshall Islands	46405	c/o Globus Shipmanagement Corp. 128 Vouliagmenis Avenue 166 74 Glyfada Greece Tel: +30 210 9608300 Fax: +30 210 9608359 e-mail: info@globusmaritime.gr

LONGEVITY MARITIME LIMITED	Malta	C53023	c/o Globus Shipmanagement Corp. 128 Vouliagmenis Avenue 166 74 Glyfada Greece Tel: +30 210 9608300 Fax: +30 210 9608359 e-mail: info@globusmaritime.gr

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Name of Parent Guarantor	Place of Incorporation	Registration number (or equivalent, if any)	Address for Communication

GLOBUS MARITIME LIMITED	Marshall Islands	44376	c/o Globus Shipmanagement Corp. 128 Vouliagmenis Avenue 166 74 Glyfada Greece Tel: +30 210 9608300 Fax: +30 210 9608359 e-mail: info@globusmaritime.gr

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Part B

The Original Lenders

Name of Original Lender	Commitment	Address for Communication

Blue Ocean Onshore Fund LP	$14,066,836

Blue Ocean Onshore Fund LP

c/o EnTrust Global Partners Offshore LP

375 Park Avenue

New York, NY 10152

Facsimile: +1 212 888 0751

Email: sengh@entrustpermal.com /odonnerstein@entrustpermal.com/ mlux@entrustpermal.com

Attention: Svein Engh / Omer Donnerstein / Matthew Lux

Blue Ocean 1839 Fund LP	$11,825,790

Blue Ocean 1839 Fund LP

c/o EnTrust Global Partners Offshore LP

375 Park Avenue

New York, NY 10152

Facsimile: +1 212 888 0751

Email: sengh@entrustpermal.com /odonnerstein@entrustpermal.com/ mlux@entrustpermal.com

Attention: Svein Engh / Omer Donnerstein / Matthew Lux

Blue Ocean Income Fund LP	$ 6,563,314

Blue Ocean Income Fund LP

c/o EnTrust Global Partners Offshore LP

375 Park Avenue

New York, NY 10152

Facsimile: +1 212 888 0751

Email: sengh@entrustpermal.com /odonnerstein@entrustpermal.com/ mlux@entrustpermal.com

Attention: Svein Engh / Omer Donnerstein / Matthew Lux

EnTrustPermal ICAV	$ 4,544,060

EntrustPermal ICAV

c c/o EnTrust Global Partners Offshore LP

375 Park Avenue

New York, NY 10152

Facsimile: +1 212 888 0751

Email: sengh@entrustpermal.com /odonnerstein@entrustpermal.com/ mlux@entrustpermal.com

Attention: Svein Engh / Omer Donnerstein / Matthew Lux

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Part C

The Servicing Parties

Name of Facility Agent	Address for Communication

Lucid Agency Services Limited	6th Floor, No 1 Building 1-5 London Wall Buildings, London Wall, London, United Kingdom, EC2M 5PG Fax: + 44 2030024691 Attention: Lucid Agency and Trustee Services Limited (deals@lucid-ats.com)
Name of Security Agent	Address for Communication

Lucid Trustee Services Limited	6th Floor, No 1 Building 1-5 London Wall Buildings, London Wall, London, United Kingdom, EC2M 5PG Fax: + 44 2030024691 Attention: Lucid Agency and Trustee Services Limited (deals@lucid-ats.com)

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Schedule 2

Conditions Precedent

Part A

Conditions Precedent to A Utilisation Request

1	Obligors

1.1	A copy of the constitutional documents of each Transaction Obligor.

1.2	A copy of a resolution of the board of directors of each Transaction Obligor:

(a)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(b)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, a Utilisation Request) to be signed and/or despatched by it under, or in connection with, the Finance Documents to which it is a party.

1.3	An original of the power of attorney of any Transaction Obligor authorising a specified person or persons to execute the Finance Documents to which it is a party.

1.4	A specimen of the signature of each person authorised by the resolution referred to in paragraph 1.2 above.

1.5	A resolution signed by the Parent Guarantor as the holder of the issued shares in each Borrowers, approving the terms of, and the transactions contemplated by, the Finance Documents to which that Borrowers is a party.

1.6	A certificate of each Transaction Obligor (signed by an officer) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on that Transaction Obligor to be exceeded.

1.7	A certificate of each Transaction Obligor that is incorporated outside the UK (signed by an officer) certifying either that (i) it has not delivered particulars of any UK Establishment to the Registrar of Companies as required under the Overseas Regulations or (ii) it has a UK Establishment and specifying the name and registered number under which it is registered with the Registrar of Companies.

1.8	A certificate of an authorised signatory of the relevant Transaction Obligor certifying that each copy document relating to it specified in this Part A of Schedule 2 (Conditions Precedent) is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2	Finance Documents

2.1	A duly executed original of any Subordination Agreement and copies of each Subordinated Finance Document.

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2.2	A duly executed original this Agreement.

2.3	A duly executed original of any other document required to be delivered by each Finance Document if not otherwise referred to this Schedule 2 (Conditions Precedent).

3	Security

3.1	A duly executed original of any Subordinated Debt Security.

4	Legal opinions

4.1	A legal opinion of Watson Farley & Williams, legal advisers to the Facility Agent and the Security Agent in England, substantially in the form distributed to the Original Lenders before signing this Agreement.

4.2	If a Transaction Obligor is incorporated in a jurisdiction other than England and Wales, a legal opinion of the legal advisers to the Facility Agent and the Security Agent in the relevant jurisdiction, substantially in the form distributed to the Original Lenders before signing this Agreement.

5	Other documents and evidence

5.1	Evidence that any process agent referred to in Clause 48.2 (Service of process) has accepted its appointment.

5.2	A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable (if it has notified the Borrowers accordingly) in connection with the entry into and performance of the transactions contemplated by any Transaction Document or for the validity and enforceability of any Transaction Document.

5.3	The Original Financial Statements.

5.4	The original of any mandates or other documents required in connection with the opening or operation of the Accounts.

5.5	Such evidence as the Facility Agent may require for the Finance Parties to be able to satisfy each of their "know your customer" or similar identification procedures in relation to the transactions contemplated by the Finance Documents.

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Part B

Conditions Precedent to Utilisation

In Part B of this Schedule 2 (Conditions Precedent), the following definitions have the following meaning:

(a)	"Relevant Borrower" means the Borrower which is the owner of the Relevant Ship;

(b)	"Relevant Ship" means the Ship which is to be financed by using the Relevant Tranche; and

(c)	"Relevant Tranche" means the Tranche which is to be made available to the Relevant Borrower.

1	Borrowers

A certificate of an authorised signatory of each Borrower certifying that each copy document which it is required to provide under this Part B of Schedule 2 (Conditions Precedent) is correct, complete and in full force and effect as at the relevant Utilisation Date.

2	Release of Existing Security

An original of the Deed of Release relating to the Security over the Relevant Ship and of each document to be delivered under or pursuant to it, together with evidence satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders) of its due execution by the parties to it.

3	Finance Documents

3.1	A duly executed original of any Finance Document not otherwise referred to in this Schedule 2 (Conditions Precedent).

3.2	A duly executed original of any other document required to be delivered by each Finance Document if not otherwise referred to this Schedule 2 (Conditions Precedent).

4	Ship and other security

4.1	A duly executed original of each Account Security, Shares Security, Mortgage, the General Assignment and any Charter Assignment in respect of each Relevant Ship and of each document to be delivered under or pursuant to each of them together with documentary evidence that the Mortgage in respect of each Relevant Ship has been duly registered or recorded (as applicable) as a valid first preferred or priority (as applicable) ship mortgage in accordance with the laws of the jurisdiction of the Approved Flag.

4.2	Documentary evidence that each Relevant Ship:

(a)	is definitively and permanently registered in the name of the Relevant Borrower under the Approved Flag applicable to the Relevant Ship.

(b)	is in the absolute and unencumbered ownership of the Relevant Borrower save as contemplated by the Finance Documents;

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(c)	maintains the Approved Classification with the Approved Classification Society free of all overdue recommendations and conditions of the Approved Classification Society; and

(d)	is insured in accordance with the provisions of this Agreement and all requirements in this Agreement in respect of insurances have been complied with.

4.3	Documents establishing that the Relevant Ship will, as from the Utilisation Date of the Advance under the Relevant Tranche, be managed commercially by the Approved Commercial Manager and managed technically by the Approved Technical Manager on terms acceptable to the Facility Agent acting with the authorisation of all of the Lenders, together with:

(a)	a Manager's Undertaking for each of the Approved Technical Manager and the Approved Commercial Manager; and

(b)	copies of the Approved Technical Manager's Document of Compliance and of the Relevant Ship's Safety Management Certificate (together with any other details of the applicable Safety Management System which the Facility Agent requires (acting on the instructions of the Majority Lenders)) and of any other documents required under the ISM Code and the ISPS Code in relation to the Relevant Ship including without limitation an ISSC.

4.4	An opinion from an independent insurance consultant acceptable to the Facility Agent (acting on the instructions of the Majority Lenders) on such matters relating to the Insurances as the Facility Agent may require (acting on the instructions of the Majority Lenders).

4.5	A valuation of each Relevant Ship stated to be for the purposes of this Agreement and dated not later than 10 June 2019 from Arrow Research Limited.

4.6	Evidence that the Minimum Liquidity Amount is standing, or will be standing immediately after the Utilisation of the Loan, to the credit of any of the Accounts.

4.7	Evidence that the Fixed Dry Docking and Special Survey Reserves is standing, or will be standing immediately after the Utilisation of the Loan, to the credit of any of the Accounts.

5	Legal opinions

Legal opinions of the legal advisers to the Facility Agent and the Security Agent in the jurisdiction of the Approved Flag of each Ship, Marshall Islands and such other relevant jurisdictions as the Facility Agent may require.

6	Other documents and evidence

6.1	Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 11 (Fees) and Clause 16 (Costs and Expenses) have been paid or will be paid by the Utilisation Date.

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Schedule 3

Requests

UTILISATION REQUEST

From: [•]

To: Lucid Agency Services Limited

Dated: [•] 2019

Dear Sirs

Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited – $37,000,000 Facility Agreement dated [•] 2019 (the "Agreement")

1	We refer to the Agreement. This is the Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2	We wish to borrow the Loan on the following terms:

Proposed Utilisation Date:	[•] 2019 (or, if that is not a Business Day, the next Business Day)

Amount:	$[37,000,000]

Interest Period for the Loan: [3 months]

3	[You are authorised and requested to deduct from the Loan prior to funds being remitted the following amounts set out against the following items:

Fees payable on the Utilisation date pursuant to Clause 11 (Fees)	$[•]

Net proceeds of Loan	$[[•]]]

4	[We request that funds are prepositioned with [include details of relevant bank] in accordance with Clause 5.8 (Prepositioning of funds).]

5	We hereby agree and acknowledge that the Facility Agent shall make payments strictly on the basis of the information set forth in this Utilisation Request hereto even if such information is incorrect. In the event that any of such information is incorrect, we agree that the Facility Agent shall not have any liability with respect thereto.

6	We confirm that each condition specified in Clause 4.1 (Initial conditions precedent) and Clause 4.2 (Further conditions precedent) of the Agreement as they relate to the Loan is satisfied on the date of this Utilisation Request.

7	The net proceeds of the Loan should be credited to [•].

166

8	This Utilisation Request is irrevocable.

Yours faithfully

____________________

[•]

authorised signatory for

[•]

167

Schedule 4

Form of Transfer Certificate

To:	LUCID AGENCY SERVICES limited as Facility Agent

From:	[The Existing Lender] (the "Existing Lender") and [The New Lender] (the "New Lender")

Dated: [•]

Dear Sirs

Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as borrowers – $37,000,000 Facility Agreement dated [•] 2019 (the "Agreement")

1	We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2	We refer to Clause 28.5 (Procedure for transfer) of the Agreement:

(a)	the Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all of the Existing Lender's rights and obligations under the Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitment and participation in the Loan under the Agreement as specified in the Schedule in accordance with Clause 28.5 (Procedure for transfer) of the Agreement;

(b)	the proposed Transfer Date is [•];

(c)	the Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 37.2 (Addresses) of the Agreement are set out in the Schedule.

3	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 28.4 (Limitation of responsibility of Existing Lenders) of the Agreement.

4	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5	This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

6	This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

Note: The execution of this Transfer Certificate may not transfer a proportionate share of the Existing Lender's interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender's Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

168

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details

for notices and account details for payments.]

[Existing Lender]	[New Lender]

By: [•]	By: [•]

This Transfer Certificate is accepted by the Facility Agent and the Transfer Date is confirmed as [•].

[Facility Agent]

By: [•]

169

Schedule 5

Form of Assignment Agreement

To:	Lucid Agency Services Ltd. as Facility Agent and Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as Borrowers, for and on behalf of each Transaction Obligor

From:	[the Existing Lender] (the "Existing Lender") and [the New Lender] (the "New Lender")

Dated: [•]

Dear Sirs

Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited – $37,000,000 Facility Agreement dated [•] 2019 (the "Agreement")

1	We refer to the Agreement. This is an Assignment Agreement. Terms defined in the Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

2	We refer to Clause 28.6 (Procedure for assignment):

(a)	The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Agreement, the other Finance Documents and in respect of the Transaction Security which correspond to that portion of the Existing Lender's Commitment and participations in the Loan under the Agreement as specified in the Schedule.

(b)	The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Commitments and participations in the Loan under the Agreement specified in the Schedule.

(c)	The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.

(d)	All rights and interests (present, future or contingent) which the Existing Lender has under or by virtue of the Finance Documents are assigned to the New Lender absolutely, free of any defects in the Existing Lender's title and of any rights or equities which the Borrower or any other Transaction Obligor had against the Existing Lender.

3	The proposed Transfer Date is [•].

4	On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender.

5	The Facility Office and address, fax, number and attention details for notices of the New Lender for the purposes of Clause 37.2 (Addresses) are set out in the Schedule.

6	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 28.4 (Limitation of responsibility of Existing Lenders).

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7	This Assignment Agreement acts as notice to the Facility Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 28.7 (Copy of Transfer Certificate or Assignment Agreement to Borrower), to the Borrower (on behalf of each Transaction Obligor) of the assignment referred to in this Assignment Agreement.

8	This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

9	This Assignment Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

10	This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

Note: The execution of this Assignment Agreement may not transfer a proportionate share of the Existing Lender's interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender's Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

171

THE SCHEDULE

Commitment rights and obligations to be transferred by assignment, release and accession

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By: [•]	By: [•]

This Assignment Agreement is accepted by the Facility Agent and the Transfer Date is confirmed as [•].

Signature of this Assignment Agreement by the Facility Agent constitutes confirmation by the Facility Agent of receipt of notice of the assignment referred to herein, which notice the Facility Agent receives on behalf of each Finance Party.

[Facility Agent]

By:

172

Schedule 6

Details of the Ships

Ship name	Name of the Borrower	IMO No.	Type	GRT	Approved Flag	Approved Classification Society	Approved Classification	Approved Commercial Manager	Approved Technical Manager
m.v. "RIVER GLOBE"	Devocean Maritime Ltd. (Borrower A)	9464168	Bulk Carrier	31,261	Marshall Islands	Nippon Kaiji Kyokai	NS* (Bulk Carrrier-Type A)(PrimeShip-Direct Assessment & Fatique Assessment)(ESP)(IWS) MNS*	Globus Shipmanagement Corp.	Globus Shipmanagement Corp.
m.v. "SKY GLOBE"	Domina Maritime Ltd. (Borrower B)	9463748	Bulk Carrier	32,929	Marshall Islands	DNV GL	100 A5 Bulk carrier (BC(A) BWM CSR DBC DG ESP Grab(20 t) Holds (2, 4) may be empty IW X MC AUT	Globus Shipmanagement Corp.	Globus Shipmanagement Corp.
m.v. "STAR GLOBE"	Dulac Maritima S.A. (Borrower C)	9463750	Bulk Carrier	32,929	Marshall Islands	DNV GL	100 A5 Bulk carrier (BC(A) BWM CSR DBC DG ESP Grab(20 t) Holds (2, 4) may be empty IW X MC AUT	Globus Shipmanagement Corp.	Globus Shipmanagement Corp.
m.v. "MOON GLOBE"	Artful Shipholding S.A. (Borrower D)	9294111	Bulk Carrier	40,485	Marshall Islands	Nippon Kaiji Kyokai	NS (Bulk Carrier) (ESP)(PSCM) MNS	Globus Shipmanagement Corp.	Globus Shipmanagement Corp.
m.v. "SUN GLOBE"	Longevity Maritime Limited (Borrower E)	9340506	Bulk Carrier	32,387	Malta	Bureau Veritas	I X HULL X MACH Bulk carrier BC-A (holds 2-4 may be empty N) ESP Unrestricted navigation X AUT-UMS, MON-SHAFT	Globus Shipmanagement Corp.	Globus Shipmanagement Corp.

173

Schedule 7

Timetables

Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request))	One Business Days before the intended Utilisation Date (Clause 5.1 (Delivery of a Utilisation Request))

Facility Agent notifies the Lenders of the Loan in accordance with Clause 5.3(b) (Lenders' participation)	One Business Days before the intended Utilisation Date.

174

Schedule 8

Form of Excess Cash Certificate

To:	Lucid Agency Services Limited as Facility Agent

From:	Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as Borrower as Borrowers

Dated: ___ 20__

Dear Sirs

Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as Borrower – $37,000,000 Facility Agreement dated [•] 2019 (the "Agreement")

1	We refer to the Agreement. This is an Excess Cash Certificate. Terms defined in the Agreement have the same meaning when used in this Excess Cash Certificate unless given a different meaning in this Excess Cash Certificate.

2	This Excess Cash Certificate covers the Cash Sweep Period ending on [31 March][30 June][30 September][31 December] 20[•].

3	We confirm that the amount of the Excess Cash for that Cash Sweep Period is US$[•] and such amount is held in our Earnings Account as Excess Cash.

4.	We confirm that the Buffer Amount was maintained in the Earnings Account throughout the Cash Sweep Period to which it related.

Signed:
By:
Title:
[•]

175

Schedule 9

Compliance Certificate

To:	LUCID AGENCY SERVICES limited as Facility Agent

From:	GLOBUS MARITIME LIMITED as Parent Guarantor

Dated: [•]

Dear Sirs

Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as Borrowers – $37,000,000 Facility Agreement dated [•] June 2019 (the "Agreement")

We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Assignment Agreement.

The undersigned hereby certifies as follows:

1	I am an officer/director of [•] of the Parent Guarantor.

2	I hereby certify that the management accounts delivered with this Certificate fairly present in all material respects the results of operations and cash flows of each of the Borrowers as of the date thereof and for the period covered thereby.

3	I have no knowledge of, the existence of any condition or event which constitutes an Event of Default or Potential Event of Default during or at the end of the financial quarter covered by the attached management accounts or as of the date of this Certificate[, except as set forth in a separate attachment, if any, to this Certificate, describing in reasonable detail, the nature of the condition or event, the period during which it has existed and the action which the Borrower has taken, is taking, or proposes to take with respect to each such condition or event].

4	I confirm that:

(a)	on [•] the aggregate amount of the Liquid Funds is [•] and is [not] less than 5 per cent. of the consolidated Financial Indebtedness of the Group. This confirmation is based on the following calculations:

(i)	[•] is [•];

(ii)	[•] is [•]; and

(iii)	[•] is [•];:

(b)	the security cover under Clause 25.1 (Minimum required security cover) on [•] is [•], which is [not] in compliance with such Clause;

(c)	the account balance standing to the credit of:

(i)	the Reserve Account on [•] is [•];

176

(ii)	the Liquidity Account on [•] is [•];

(iii)	the Earnings Account of Borrower A on [•] is [•];

(iv)	the Earnings Account of Borrower B on [•] is [•];

(v)	the Earnings Account of Borrower C on [•] is [•];

(vi)	the Earnings Account of Borrower D on [•] is [•]; and

(vii)	the Earnings Account of Borrower E on [•] is [•];

(d)	the aggregate account balances standing to the credit of the Greek Accounts on [•] is [•]; and

(e)	the account balances standing to the credit of:

(i)	[number of Greek Account] with [name of bank] on [•] is [•];

(ii)	[number of Greek Account] with [name of bank] on [•] is [•]; and

(iii)	[number of Greek Account] with [name of bank] on [•] is [•].

(f)	the total amounts transferred to the Greek Accounts during (i) [month] were [amount], (ii) [month] were [amount] and (iii) [month] were [amount].

The foregoing certifications he management accounts and valuations delivered with this Certificate in support hereof, are made and delivered on [date] pursuant to Clause 20.3 (Requirements as to management accounts) of the Agreement.

for and on behalf of:

Signed:
By:
Title:
GLOBUS MARITIME LIMITED

177

Execution Pages

BORROWERS

SIGNED by Athanasios Feidakis	)	/s/ Athanasios Feidakis
duly authorised	)
for and on behalf of	)
DEVOCEAN MARITIME LTD.	)
in the presence of:	)

Witness' signature:	)	/s/ Eleni Antonakou
Witness' name:	)	Eleni Antonakou Attorney-at-law
Witness' address:	)	Watson Farley & Williams 348 Syngrou Avenue 176 74 Kallithea Athens - Greece

SIGNED by Athanasios Feidakis	)	/s/ Athanasios Fgdakis
duly authorised	)
for and on behalf of	)
DOMINA MARITIME LTD.	)
in the presence of:	)

Witness' signature:	)	/s/ Eleni Antonakou
Witness' name:	)	Eleni Antonakou Attorney-at-law
Witness' address:	)	Watson Farley & Williams 348 Syngrou Avenue 176 74 Kallithea Athens - Greece

SIGNED by Athanasios Feidakis	)	/s/ Athanasios Feidakis
duly authorised	)
for and on behalf of	)
DULAC MARITIME S.A.	)
in the presence of:	)

Witness' signature:	)	/s/ Eleni Antonakou
Witness' name:	)	Eleni Antonakou Attorney-at-law
Witness' address:	)	Watson Farley & Williams 348 Syngrou Avenue 176 74 Kallithea Athens - Greece

178

SIGNED by Athanasios Feidakis	)	/s/ Athanasios Feidakis
duly authorised	)
for and on behalf of	)
ARTFUL SHIPHOLDING S.A.	)
in the presence of:	)

Witness' signature:	)	/s/ Eleni Antonakou
Witness' name:	)	Eleni Antonakou Attorney-at-law
Witness' address:	)	Watson Farley & Williams 348 Syngrou Avenue 176 74 Kallithea Athens - Greece

SIGNED by Athanasios Feidakis	)	/s/ Athanasios Feidakis
duly authorised	)
for and on behalf of	)
LONGEVITY MARITIME LIMITED	)
in the presence of:	)

Witness' signature:	)	/s/ Eleni Antonakou
Witness' name:	)	Eleni Antonakou Attorney-at-law
Witness' address:	)	Watson Farley & Williams 348 Syngrou Avenue 176 74 Kallithea Athens - Greece

PARENT GUARANTOR

SIGNED by Athanasios Feidakis	)	/s/ Athanasios Feidakis
duly authorised	)
for and on behalf of	)
GLOBUS MARITIME LIMITED	)
in the presence of:	)

Witness' signature:	)	/s/ Eleni Antonakou
Witness' name:	)	Eleni Antonakou Attorney-at-law
Witness' address:	)	Watson Farley & Williams 348 Syngrou Avenue 176 74 Kallithea Athens - Greece

179

ORIGINAL LENDERS

SIGNED by	)
duly authorised	)
for and on behalf of	)
	)	/s/ Matthew A. Lux
BLUE OCEAN ONSHORE FUND LP	)	Matthew A. Lux
By: Blue Ocean GP LLC	)	Managing Director, Deputy General Counsel
as its General Partner	)
in the presence of:	)

Witness' signature:	)	/s/ Ethan Bicskei
Witness' name:	)	Ethan Bicskei
Witness' address:	)	375 Park Ave. NY, NY 10152

SIGNED by	)
duly authorised	)	/s/ Matthew A. Lux
for and on behalf of	)	Matthew A. Lux
BLUE OCEAN 1839 FUND LP	)	Managing Director, Deputy General Counsel
By: Blue Ocean GP LLC	)
as its General Partner	)
in the presence of:	)

Witness' signature:	)	/s/ Ethan Bicskei
Witness' name:	)	Ethan Bicskei
Witness' address:	)	375 Park Ave. NY, NY 10152

SIGNED by	)
duly authorised	)	/s/ Matthew A. Lux
for and on behalf of	)	Matthew A. Lux
BLUE OCEAN INCOME FUND LP	)	Managing Director, Deputy General Counsel
By: Blue Ocean GP LLC	)
as its General Partner	)
in the presence of:	)

Witness' signature:	)	/s/ Ethan Bicskei
Witness' name:	)	Ethan Bicskei
Witness' address:	)	375 Park Ave. NY, NY 10152

180

SIGNED by	)
duly authorised	)
for and on behalf of	)
ENTRUSTPERMAL ICAV	)	/s/ Matthew A. Lux
for and on behalf of	)	Matthew A. Lux
BLUE OCEAN FUND	)	Managing Director, Deputy General Counsel
By: EnTrust Global Partners Offshore LP	)
as its Investment Advisor	)
in the presence of:	)

Witness' signature:	)	/s/ Ethan Bicskei
Witness' name:	)	Ethan Bicskei
Witness' address:	)	375 Park Ave. NY, NY 10152

FACILITY AGENT

SIGNED by	)	/s/ Paul Barton
Paul Barton
duly authorised	)	Director
for and on behalf of	)
LUCID AGENCY SERVICES limited	)
in the presence of:	)

Witness' signature:	)	/s/ John Traynor
Witness' name:	)	John Traynor Director
Witness' address:	)	6th Floor 1 London Wall Buildings London Wall, London EC2M 5PG

SECURITY AGENT

SIGNED by	)	/s/ Paul Barton
Paul Barton
duly authorised	)	Director
for and on behalf of	)
LUCID trustee SERVICES limited	)
in the presence of:	)

Witness' signature:	)	/s/ John Traynor
Witness' name:	)	John Traynor Director
Witness' address:	)	6th Floor 1 London Wall Buildings London Wall, London EC2M 5PG

181